As filed with the Securities and Exchange Commission on June 22, 2005

Registration No. 333-124936

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TECHNOLOGY SPECTRUM, INC.

(Exact name of registrant as specified in its charter)

Delaware	5045	03-0396886
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3480 Lotus Drive

Plano, Texas 75075

(469) 443-3900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rebecca E. G. Tankersley, Esq.

Vice President, General Counsel and Secretary

Technology Spectrum, Inc.

3480 Lotus Drive

Plano, Texas 75075

(469) 443-3900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David K. Boston, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, par value $0.01 per share	$115,000,000	$13,535.50

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes shares of common stock that underwriters have an option to purchase solely to cover over-allotments, if any.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion

Preliminary Prospectus dated June 22, 2005

                Shares

Common Stock

This is our initial public offering. Level 3 Financing, Inc., the selling stockholder and a wholly-owned subsidiary of Level 3 Communications, Inc., is offering all of the shares to be sold in this offering. We will not receive any of the proceeds from the sale of shares of our common stock being sold by the selling stockholder.

We expect the initial public offering price to be between $             and $             per share. Currently, no public market exists for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol “TSPE.”

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 11 of this prospectus.

	Per share	Total
Public offering price	$	$

Underwriting discounts	$	$

Proceeds, before expenses, to Level 3 Financing, Inc., a wholly-owned subsidiary of Level 3 Communications, Inc.	$	$

The underwriters may also purchase up to an additional                      shares from the selling stockholder, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our financial statements and related notes included in this prospectus, before deciding to invest in our common stock.

In this offering memorandum, the words “Technology Spectrum,” the “Company,” “we,” “us” and “our” refer to Technology Spectrum, Inc. together with its subsidiaries unless the context indicates otherwise. References to “Software Spectrum” refer to Software Spectrum, Inc. together with its subsidiaries and references to “(i)Structure, LLC” refer to (i)Structure unless the context indicates otherwise. References to “Level 3” refers to Level 3 Communications, Inc. and “Level 3 Financing” refers to Level 3 Financing, Inc., our immediate parent and a direct wholly-owned subsidiary of Level 3. References to “year” means the year ended December 31 of the relevant year indicated.

Company Overview

We are a leading direct marketer of software and provider of licensing services to corporations. We make it easier and more cost-effective for customers to purchase and manage their software. We also offer information technology (IT) infrastructure management services for mainframe and server-based systems. Through our software direct marketing and IT infrastructure management services, we believe that we offer our customers a full range of software purchasing and management services.

Our software direct marketing business serves as an attractive, variable-cost sales and marketing channel for software publishers who wish to market, sell and distribute their products while limiting their need to rely exclusively on their own direct sales force. We have established software marketing and resale arrangements with major software publishers, including Adobe Systems, Citrix Systems, Computer Associates, McAfee, Microsoft, Novell, Sun Microsystems, Symantec and Trend Micro. Publishers that accounted for over 75% of our software direct marketing revenue in 2004 have worked with us since 1990. We are Microsoft’s largest reseller of enterprise software in the United States and a leading Microsoft software reseller worldwide. Consistent with Microsoft’s position as the leading software publisher, sales of Microsoft products have historically accounted for a majority of our revenue. In 2003 and 2004 sales of IBM products accounted for approximately 10% of our software direct marketing revenue. In 2004, we had approximately 18,000 software titles that had been sold within the last two years, consisting of approximately 150,000 software versions (SKUs). In 2004, we sold products from approximately 3,700 publishers. We focus on desktop productivity applications and related server, management and security products, such as Microsoft Office, Microsoft Windows, Adobe Acrobat, Microsoft SQL, Citrix MetaFrame® and Symantec AntiVirus. We have also recently developed and launched our Media Plane™ software to further assist businesses in managing their software assets.

During 2004, our software direct marketing business served approximately 5,600 corporate customers worldwide. In 2004, our customers included approximately 290 of the Fortune 500® companies and approximately 280 of the Fortune Global 500® companies. Our sales force and technology assessment services engineers help our customers acquire and manage software in a more cost-effective way with the licensing programs, reporting services and software asset management tools that we offer.

Software publishers sell software to customers both directly and through indirect sales channels. According to the International Data Corporation (IDC), the indirect sales channel is expected to grow faster than the direct sales channel from 2005 to 2008, both worldwide and in North America. We believe that our experience in working with leading software publishers and demanding corporate customers over the last 20 years positions us well within the software distribution industry.

Our IT infrastructure management services manage some or all of our customers’ centralized and departmental computing hardware and supporting infrastructure and software. These engagements typically include providing computer hardware and supporting infrastructure and software for a specific computer platform. The major computing platforms for which we provide services include mainframes, Windows servers and Unix servers. The computing environments that we manage usually reside in our data centers, but we also provide IT services to computing environments that remain on the customer premises or co-location space in other locations. We own data centers in Omaha, Nebraska and Tempe, Arizona.

As of December 2004, our IT infrastructure management services business served 43 corporate customers in a number of industries. Recently, we have introduced discrete IT infrastructure management services offerings, such as our hosted Microsoft Exchange and managed network services. We expect that these discrete IT infrastructure management services will be helpful in establishing new relationships both with large enterprises and small and medium-sized business (SMB) customers, as such businesses increasingly recognize the value of these services. We define the SMB market as businesses with fewer than 2,500 desktops.

In 2004, our software direct marketing business accounted for approximately 96% of our total revenue, 88% of our gross profit and 68% of our adjusted operating income before depreciation and amortization and non-cash compensation expenses (Adjusted OIBDA). In 2004, our IT infrastructure management services business accounted for approximately 4% of our total revenue, 12% of our gross profit and 32% of our Adjusted OIBDA. In 2004, our North American operations accounted for 64% of our total revenue, 67% of our total gross profit and 75% of our Adjusted OIBDA, with sales to the rest of the world accounting for approximately 36% of our total revenue, 33% of our gross profit and 25% of our Adjusted OIBDA. For a description of how we calculate Adjusted OIBDA and a reconciliation to net income, see footnote 3 to “—Summary Combined Financial Information and Supplemental Data.” See also Note 14 to the Combined Financial Statements, as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004, and Note 9 to the Combined Financial Statements, as of March 31, 2005 and for the three months period ended March 31, 2005 and 2004, (unaudited) for more financial information regarding Adjusted OIBDA and our industry and geographic data.

Company Structure

We are a holding company with no operations. Our software direct marketing business is operated through our subsidiary, Software Spectrum, and our IT infrastructure management services is operated through our subsidiary, (i)Structure. Prior to this offering, we operated as an indirect wholly-owned subsidiary of Level 3, with our software direct marketing and IT infrastructure management services businesses operating as independent wholly-owned subsidiaries of Level 3. Our immediate parent was Level 3 Financing, a direct and wholly-owned subsidiary of Level 3. Prior to the consummation of this offering, Level 3 Financing will have contributed to us its equity ownership in its wholly-owned subsidiaries, (i)Structure and Orygen, LLC (Orygen). Historically, Orygen was an operating company within the Level 3 information services group which provided systems integrated services. Orygen incurred losses in providing these services, and in 2003 its operations were discontinued. Level 3 Financing is contributing Orygen, including its favorable tax attributes, to us because the tax attributes were created while Orygen was a member of Level 3’s information services group. Assets attributable to Orygen were not significant at December 31, 2004 and 2003. Prior to the consummation of this offering, no cash consideration will be paid by Technology Spectrum in exchange for these equity contributions and related tax attributes. However, as of March 31, 2005 in addition to the $26.7 million due to Level 3 related to Software Spectrum, we have included the following in our financial statements: (i) $4.9 million due to Level 3 related to (i)Structure; (ii) $38.5 million due to Level 3 related to Orygen; and (iii) $2.0 million due to Level 3 consisting of provisions for income taxes that would have been payable by us as a stand-alone entity.

Level 3 Financing is offering all of the shares of common stock to be sold in this offering. Level 3 Financing has advised us that it is selling shares of our common stock to raise funds for its general corporate purposes. We will not receive any of the proceeds from this offering. Upon completion of this offering, Level 3 (through Level 3 Financing) will beneficially own approximately    % of our outstanding common stock or     %

if the underwriters exercise their over-allotment option in full. It is our understanding that Level 3 does not currently intend to distribute the remaining shares of our common stock to its stockholders. Level 3 will retain the right to nominate 20% of the members of our board of directors so long as it beneficially owns 20% of the issued and outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions” for summaries of arrangements, transactions and agreements between Level 3 and us.

Our Markets

Software Direct Marketing and Licensing Services

The software business is an evolving industry categorized by new technologies, changing demands, different sources of competition and shifting business models. Desktop software publishers sell their products either directly to end users or through indirect channels. The indirect sales channel includes original equipment manufacturers (OEMs), IT wholesale distributors (i.e., multi-tier) and direct marketers (i.e., single-tier). The indirect channel provides a cost-effective means for software publishers to market and sell software to a broader set of customers. According to IDC, in 2003, more than 70% of system software (such as Microsoft® Windows XP operating system, Red Hat Linux®, Citrix MetaFrame® and Symantec Norton Utilities®), as well as consumer and content applications, was sold through indirect sales channels. In 2003, other software categories with more than 40% of sales through indirect sales channels included collaborative applications (such as Microsoft Exchange/Outlook® and IBM Lotus® Domino®/Notes®), application development management (such as Microsoft Visual Studio®.NET, Borland JBuilder® and IBM WebSphere® Studio), security software (such as Computer Associates eTrust™ Identity, VeriSign PKI® and Symantec Norton Personal Firewall™) and information and data management software (such as IBM DB2® and Microsoft SQL Server).

As a result of the rapidly-changing software industry and the complexity of and demands placed on the corporate IT environment, many businesses now enter into multi-year enterprise-wide software licensing agreements to simplify the procurement and deployment process across their IT departments. As a result, the role of successful direct marketers in the sale process has changed from providing physical inventory to advising customers on the licensing and management of software assets across their enterprise.

According to IDC, software end user spending through the indirect channel is expected to increase at a faster rate than spending through direct channels. In 2005, software end user spending through indirect channels is expected to be approximately $90 billion worldwide and approximately $44 billion in North America. From 2005 to 2008, this is expected to increase to approximately $116 billion worldwide and approximately $56 billion in North America, representing compound annual growth rates (CAGR) of 8.8% and 8.2%, respectively. From 2005 to 2008, the increase in software end user spending through direct channels is expected to equal a CAGR of only 6.0% worldwide and a CAGR of 5.9% in North America.

IT Infrastructure Management Services

We believe that there is an increasing preference for businesses to have their IT infrastructure managed by a third-party rather than internally. IT outsourcing includes the following IT infrastructure management services:

•	data center outsourcing;

•	desktop outsourcing;

•	enterprise and public network outsourcing; and

•	enterprise applications outsourcing.

A significant portion of our IT infrastructure management services revenue can be attributed to data center outsourcing services.

Our Strengths

We believe the following strengths will enable us to remain a leading provider of software to corporations as well as to expand our role as a provider of IT infrastructure management services:

•	Demonstrated track record of serving large corporate customers. We have been a direct marketer of software since 1983. Since that time, we have served the diverse software needs of demanding corporate customers and have demonstrated our ability to grow as the software direct marketing industry has changed. Our proven capabilities are primarily a result of our extensive knowledge of software licensing and our sales force. We have been a provider of IT infrastructure management services since 1990.

•	Established publisher relationships. We have long-standing relationships with major software publishers such as Adobe Systems, Microsoft and Symantec. The indirect sales channel serves an integral function in the sale of software for publishers who wish to market, sell and distribute their products while limiting their need to rely exclusively on their own sales force. We believe that publishers value our software licensing knowledge and software-only focus, which enables us effectively to market software and to provide the publishers information regarding customer buying and usage patterns. This is illustrated through such awards as the Microsoft Excellence Award we recently received on May 18, 2005.

•	Single access point for a wide range of corporate software purchases. In 2004, we had approximately 18,000 software titles that had been sold within the last two years, consisting of approximately 150,000 SKUs. In 2004, we sold products from approximately 3,700 publishers. Our wide range of offerings, combined with our global presence, allows us to provide a consistent level of service and act as a single access point for customers with international operations.

•	Comprehensive advisory services for software procurement and management. In connection with our direct marketing efforts, we employ technology assessment services engineers who are trained on multiple complex technologies and hold diverse certifications for a particular solution or category to assist customers in selecting appropriate solutions. By integrating software direct marketing and IT infrastructure management services, we expect to become a stronger single-source service provider and advisor.

•	Proven support through our technical capabilities and data centers. We employ approximately 300 experienced technical specialists and software engineers between our software services and IT infrastructure management services businesses. We own and operate approximately 145,000 square feet of space, including approximately 60,000 square feet of raised floor, technical space in our Nebraska and Arizona data centers.

•	Broad global presence. Our approximately 5,600 customer accounts are located in over 170 countries. We employ resident sales forces who are better situated to understand the needs of and to communicate with our customers in our sales offices located in Australia, Belgium, Canada, France, Germany, the Netherlands, Italy, Hong Kong, Singapore, Spain, Sweden, the United Kingdom and the United States. Our global presence is attractive to our publishers as it provides them access to a global sales force. Our customers benefit from our global presence due to our ability to coordinate their global software purchases and to provide them with enterprise-wide reporting tools.

•	Highly-experienced management team. Our senior management team possesses significant industry experience and expertise, including an average tenure of over eight years with us and approximately 18 years in their respective fields of expertise.

Our Strategy

We intend to continue to help corporations increase their focus on their performance by improving how they select, purchase and manage software and by outsourcing their IT infrastructure. We will seek to do this principally by:

•	Leveraging our existing customer relationships. As we introduce new products and services, such as our Media Plane™ software, hosted Microsoft Exchange and our new wireless offerings, we intend to leverage the experience of our sales force and our relationships with existing customers. We believe that the technical expertise of our employees, combined with our existing customer relationships and IT infrastructure management services, will provide us with a competitive advantage.

•	Continuing to strengthen our relationships with software publishers. We intend to continue to serve as an attractive means for software publishers who use the indirect sales channel to market, sell and distribute their products. Because we interact with both publishers and customers, we believe we have developed an expertise in software licensing that not only helps customers purchase software on an efficient basis, but also provides publishers with better information regarding customer buying, licensing and usage patterns.

•	Further expanding our presence in the SMB market. We believe that SMB customers have the strongest potential for growth with respect to both the software direct marketing and IT infrastructure management services businesses. In January 2004, we began to focus our direct marketing software sales force on the mid-market and our discrete IT infrastructure management services, such as hosted Microsoft Exchange and managed networks services. We will continue to evaluate opportunities to open new international sales offices or enter into strategic relationships to better serve SMB customers. In 2004, we served approximately 3,000 customers which we define as SMB customers. We intend to further expand our customer base in the SMB market through our software licensing knowledge and our IT infrastructure management services solutions.

•	Developing additional discrete IT infrastructure management services. We believe there will be increasing opportunities to provide discrete IT infrastructure management services as technology requirements for businesses of all sizes expand and businesses increasingly recognize the value of such services. Because we expect these discrete services to consist initially of service offerings we currently provide, we believe they can be developed on a cost-effective basis.

Investing in our common stock involves substantial risk. There are many factors which could harm our business and limit our ability to execute our business strategy. For example, the growth of our software direct marketing business depends in part upon the continued and increased use of the indirect sales channel by both software publishers and end-users. If methods of distribution that exclude direct marketers become more common, we may not be able to realize the full benefits of our relationships with publishers and our overall results of operations could be materially adversely affected. Additionally, our newly integrated business may be less successful in achieving any further expansion in the SMB market than a more seasoned company or a competitor with greater financial resources that can offer a broader range of products and services as well as better pricing opportunities. Furthermore, Level 3’s significant ownership of our common stock after the consummation of the offering also presents potential conflicts of interest regarding, among other things, our past and ongoing relationship with Level 3 and sales or distributions by Level 3 of all or part of its ownership interest in us. This concentration of ownership could impede our business development, depress the market price of our common stock and may also delay or deter others from initiating a potential merger, takeover or other change in control, even if these events would benefit our other stockholders. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 11.

THE OFFERING

Shares of common stock offered by the selling stockholder	shares

Shares of common stock to be outstanding after this offering	shares

Common stock held by the selling stockholder immediately after this offering	shares

Use of proceeds

The proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of our common stock by the selling stockholder. See “Use of Proceeds.”

Listing	We have applied to list our common stock on the Nasdaq National Market under the trading symbol “TSPE.”

General Information About This Prospectus

Unless we specifically state otherwise, all information in this prospectus:

•	assumes an initial public offering price of $ per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their over-allotment option;

•	excludes shares of our common stock that are issuable upon the exercise of options that we will grant upon the consummation of this offering with an exercise price equal to the initial public offering price;

•	excludes shares of common stock available for further issuance under the stock incentive plan that we intend to adopt upon the consummation of this offering;

•	reflects the reorganization described below under “—Our Corporate Information.”

The information in this prospectus does not reflect the          for          stock split which we intend to effect immediately prior to the consummation of this offering.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Our Corporate Information

We were incorporated in Delaware in February 2002. Prior to the consummation of this offering, Level 3 Financing will have contributed to us all of its equity interests in (i)Structure, our IT infrastructure management services business, and its equity interests in Orygen, its discontinued systems integration services business. Unless we specifically state otherwise, all information in this prospectus gives effect to this reorganization. Our principal executive offices are located at 3480 Lotus Drive, Plano, Texas 75075 and our telephone number is (469) 443-3900. Our website address will be www.TechnologySpectrum.net. Our website and the information contained on our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Technology Spectrum and its logo as well as Media Plane™ and (i)ConnectionSM are our trademarks and service marks. We will apply for such marks with the U.S. Patent and Trademark Office. All rights are reserved. This prospectus refers to trade names and trademarks of other companies. The mention of such trade names and trademarks in this prospectus is made with due recognition of the rights of these companies and without any intent to misappropriate such names or marks. All other trade names and trademarks appearing in the registration statement are the property of their respective owners.

SUMMARY COMBINED FINANCIAL AND SUPPLEMENTAL DATA

The following table presents our summary combined financial and supplemental data and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The combined statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the combined balance sheet data as of December 31, 2004 are derived from our audited combined financial statements which are included elsewhere in this prospectus. The combined statements of operations data for the three months ended March 31, 2005 and 2004 and the combined balance sheet data as of March 31, 2005 are derived from our unaudited combined financial statements which are included elsewhere in this prospectus.

Combined statements of operations data	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002(1)
	($ millions)
	(unaudited)	(unaudited)
Revenue:
Software direct marketing	$465.8	$473.2	$1,862.4	$1,922.5	$1,798.2
IT infrastructure management services	17.5	22.3	74.2	76.9	80.0

Total revenue	483.3	495.5	1,936.6	1,999.4	1,878.2
Cost of revenue:
Software direct marketing	429.1	437.4	1,705.4	1,781.0	1,670.5
IT infrastructure management services	13.6	13.1	52.5	55.4	58.4

Total cost of revenue	442.7	450.5	1,757.9	1,836.4	1,728.9
Gross profit:
Software direct marketing	36.7	35.8	157.0	141.5	127.7
IT infrastructure management services	3.9	9.2	21.7	21.5	21.6

Total gross profit	40.6	45.0	178.7	163.0	149.3

Operating expenses:
Selling, general and administrative expenses	35.5	31.4	131.1	136.1	108.8
Depreciation and amortization expenses	5.2	5.6	21.6	28.6	27.0
Restructuring charges	—	2.3	3.3	14.6	5.0

Operating income (loss)	(0.1)	5.7	22.7	(16.3)	8.5
Other income (expense):
Interest expense, net	(0.2)	(0.4)	(1.0)	(0.7)	(0.1)
Interest expense affiliates, net	(0.2)	(1.8)	(4.8)	(4.5)	(4.1)
Other, net	0.3	1.2	9.5	1.4	(3.3)

Total other income (expense)	(0.1)	(1.0)	3.7	(3.8)	(7.5)

Income (loss) from continuing operations before income taxes	(0.2)	4.7	26.4	(20.1)	1.0
Income tax expense	(0.3)	(0.7)	(12.9)	(1.7)	(4.7)

Income (loss) from continuing operations	(0.5)	4.0	13.5	(21.8)	(3.7)
Income (loss) from discontinued operations	(0.9)	(1.1)	(3.9)	(14.0)	(0.5)

Net income (loss)	$(1.4)	$2.9	$9.6	$(35.8)	$ (4.2)

Combined balance sheet data	As of March 31, 2005		As of December 31, 2004
	($ millions)
	(unaudited)
Total assets	$693.7			$881.4
Total due to affiliates	70.1			56.7
Capital leases, including current portion	0.6			0.9
Total business equity (2)	252.6			252.8

Supplemental data	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002(1)
			($ millions)
	(unaudited)	(unaudited)
Combined Adjusted OIBDA by operating segment (3):
Software direct marketing	$4.5	$4.2	$32.7	$4.2	$23.2
IT infrastructure management services	1.8	7.4	15.1	15.4	17.7

(1)	The combined results of operations data include the acquisition of Software Spectrum on June 18, 2002 and Corporate Software, Inc. on March 13, 2002. The results of Software Spectrum and Corporate Software are included in the combined results of operations data presented above from their respective dates of acquisition only. We recorded approximately $1.8 billion of revenue attributable to these two businesses in 2002. The results of (i)Structure are included for all periods.

(2)	Business equity represents the combined equity of Technology Spectrum, Software Spectrum, (i)Structure and the discontinued systems integration services business.

(3)	We believe Adjusted OIBDA is a useful financial metric to assess our ability to generate cash from operations sufficient to pay operating expenses and undertake capital expenditures. Adjusted OIBDA consists of income (loss) from operations before: (1) depreciation and amortization expenses; and (2) non-cash compensation expense included within selling, general and administrative expenses on the combined statements of operations. The term Adjusted OIBDA is not defined under generally accepted accounting principles (GAAP) in the United States, or U.S. GAAP, and it is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, Adjusted OIBDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our Adjusted OIBDA may not be comparable to Adjusted OIBDA or similarly titled measures utilized by other companies, since such other companies may not calculate Adjusted OIBDA in the same manner as we do. A reconciliation of net income (loss), the most directly-comparable U.S. GAAP measure, to Adjusted OIBDA for each of the respective periods indicated by operating segment, is as follows:

	Year ended December 31, 2004
	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
	($ millions)
Net income (loss)	$12.6	$0.2	$(3.2)
(Income) loss from discontinued operations	0.7	—	3.2
Income tax provision (benefit)	12.9	—	—
Total other (income) expense	(5.1)	1.4	—

Operating income (loss)	21.1	1.6	—
Depreciation and amortization expense	10.6	11.0	—
Non-cash compensation expense	1.0	2.5	—

Adjusted OIBDA	$32.7	$15.1	$—

	Year ended December 31, 2003
	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
	($ millions)
Net income (loss)	$(22.7)	$(5.7)	$(7.4)
(Income) loss from discontinued operations	6.6	—	7.4
Income tax provision (benefit)	1.7	—	—
Total other (income) expense	0.9	2.9	—

Operating income (loss)	(13.5)	(2.8)	—
Depreciation and amortization expense	14.4	14.2	—
Non-cash compensation expense	3.3	3.9	—

Adjusted OIBDA	$4.2	$15.4	$—

	Year ended December 31, 2002
	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
	($ millions)
Net income (loss)	$5.4	$(7.0)	$(2.6)
Income (loss) from discontinued operations	(2.1)	—	2.6
Income tax provision	4.7	—	—
Total other expense	3.4	4.1	—

Operating income (loss)	11.4	(2.9)	—
Depreciation and amortization expense	11.2	15.8	—
Non-cash compensation expense	0.6	4.8	—

Adjusted OIBDA	$23.2	$17.7	$—

	Three months ended March 31, 2005
	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
	($ millions)
	(unaudited)
Net income (loss)	$0.2	$(0.7)	$(0.9)
Loss from discontinued operations	—	—	0.9
Income tax provision	0.3	—	—
Total other expense	0.4	(0.3)	—

Operating income (loss)	0.9	(1.0)	—
Depreciation and amortization expense	3.0	2.2	—
Non-cash compensation expense	0.6	0.6	—

Adjusted OIBDA	$4.5	$1.8	$—

	Three months ended March 31, 2004
	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
		($ millions)
		(unaudited)
Net income (loss)	$0.6	$3.4	$(1.1)
Loss from discontinued operations	—	—	1.1
Income tax provision	0.7	—	—
Total other expense	0.3	0.7	—

Operating income (loss)	1.6	4.1	—
Depreciation and amortization expense	2.8	2.8	—
Non-cash compensation expense	(0.2)	0.5	—

Adjusted OIBDA	$4.2	$7.4	$—

RISK FACTORS

Investing in our common stock involves substantial risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making your decision to invest in shares of our common stock.

Risks Relating to Our Business

We could experience a material decline in our operating income and operating cash flows if we fail to receive financial incentives and credit terms currently provided by publishers with whom we do business.

As part of our supply agreements with certain publishers and distributors, we receive substantial financial incentives and credit terms such as rebates, volume purchase discounts, marketing development funds and prompt-payment discounts which, depending on the type of incentive, reduce our cost of revenue or selling, general and administrative expenses. No assurance can be given that we will continue to receive such incentives in the future. We have little or no input into either the form of financial incentives or the targets required to achieve them. Some financial incentives are based on specific market segments and products. Other financial incentives are based on our volume or growth rate of revenue or purchases and our participation in marketing programs. A decrease in the volume or growth rate of our revenue or purchases could significantly impact the amount of incentives offered to us by our publishers. Additionally, in the future, if our business model fails to align with the objectives established for these incentives or if software publishers further change, reduce or discontinue these incentives, our operating income and operating cash flows could experience a material decline.

We may have difficulty in maintaining or growing our software direct marketing business if publishers reduce or eliminate the indirect sales channel to distribute their products.

The manner in which software products are distributed and sold is continually changing. Software publishers may intensify their efforts to sell their products directly to end-users, including our current and potential customers. Other products and methodologies for distributing software may be introduced by publishers, present competitors or other third parties. If the use of the indirect sales channel in these programs is reduced or eliminated, or if other methods of distribution of software which exclude direct marketers such as us become common, our gross profit and therefore our overall results of operations could be materially adversely affected.

Our overall business operations could be materially adversely affected if we are unable to sell software products from the small number of publishers on which our software direct marketing sales depend.

A large percentage of our software direct marketing sales is represented by business software products from a small number of publishers. For 2004, approximately 85% of our software direct marketing revenue, represented products purchased from our 10 largest publishers. For 2004, the top 10 software titles we sold represented approximately 55% of our software direct marketing sales. For 2004, products from Microsoft and IBM accounted for approximately 58% and 10% of software direct marketing revenue, respectively. For 2003, products from Microsoft and IBM accounted for approximately 60% and 10% of software direct marketing revenue, respectively. Most of our contracts with publishers are non-exclusive and terminable by either party without cause upon 30 to 60 days notice. Our contracts with our major publishers are generally for one- or two-year terms, and the majority of these contracts contain no provision for automatic renewal. Additionally, we do not have a direct relationship with IBM and rely on distributors to acquire its products. Because our software direct marketing business comprises 88% of our total gross profit, a loss of or significant change in our ability to sell software products from these publishers could have a material adverse effect on our software direct marketing sales and our overall operating results.

Our IT infrastructure management services revenue could significantly decline if we experience a loss of, or significant changes in the relationships with, the small number of customers on which this business depends.

During 2004, our largest IT infrastructure management services customer accounted for approximately 12% of our IT infrastructure management services revenue, and our top 10 IT infrastructure management services customers accounted for approximately 64% of our IT infrastructure management services revenue. Although our contracts with these customers are generally three to five years in duration, customers may elect not to renew them upon expiration or may renew them only on terms that are less favorable to us. There is no assurance that we will be able to replace any IT infrastructure management services customers that elect to terminate their relationships with us. Our IT infrastructure management services revenue could significantly decline if we experience a loss of, or significant change in our relationships with, these customers.

Our business is subject to seasonal changes in demand and resulting sales activities.

Our software direct marketing business is subject to seasonal change. In particular, revenue and profits in the United States, Canada and Europe are typically lower in the first and third quarters due to lower levels of IT purchases during those times. As a result, our quarterly results may be materially affected during those periods. In addition, periods of higher sales activities during certain quarters may require a greater use of working capital to fund our business. During these periods, these increased working capital requirements could temporarily increase our leverage and liquidity needs and expose us to greater financial risk during those periods. Due to these seasonal changes, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

Our business is sensitive to the spending patterns of our customers, prevailing economic and business conditions and conditions in the software and IT industries.

Our business is sensitive to the spending patterns of our customers, which in turn are subject to prevailing economic and business conditions, the condition of the software and IT industries, shifts in demand for or availability of software and the introduction of new software products or upgrades. Our software direct marketing business is particularly sensitive to the North American and Western European economic environments. In the past, the software industry in general has felt the effects of an economic slowdown in the United States and Europe and the resulting decrease in IT spending. For example, according to IDC, from 2001 to 2003, software end-user spending in North America declined at a CAGR of 0.7%. Further, sales to large corporations have been important to our results, and our future results are dependent on our continued success with such customers. Any change in demand for products by these large corporations could have a material adverse effect on our revenue.

Our international operations are sensitive to currency exchange risks, and we cannot predict the impact of future exchange-rate fluctuations on our business and operating results.

In 2004, approximately 42% of our total revenue was generated by sales outside the United States. Our international revenue, cost of revenue and operating expenses are denominated in foreign currencies, principally the Euro and the Pound Sterling. Our international operations are sensitive to currency exchange risks. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will become more expensive in terms of U.S. dollars to pay expenses with foreign currencies. In addition, currency devaluation against the U.S. dollar can result in a loss to us if we hold deposits of that currency. We currently do not conduct any hedging activities, and, to the extent that we continue not to do so in the future, we may be vulnerable to the effects of currency exchange-rate fluctuations. In addition, some currencies are subject to limitations on conversion into other currencies, which can limit our ability to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange-rate fluctuations on our business and operating results.

We are exposed to the risks of a global market which could hinder our ability to maintain and expand our international operations.

We have U.S., European and Asian-Pacific operation centers as well as sales offices in Australia, Belgium, Canada, France, Germany, Hong Kong, Italy, the Netherlands, Singapore, Spain, Sweden, the United Kingdom and the United States. In those regions in which we do not have a physical presence, such as Japan, China, India and Latin America, we serve our customers through strategic relationships. We also will continue to evaluate opportunities to open new international sales offices or enter into strategic relationships to serve international customers. Our future growth and success depend on our continued growth and success in international markets. The success and profitability of our international operations are subject to numerous risks and uncertainties, many of which are outside of our control, such as:

•	political or economic instability;

•	changes in governmental regulation;

•	changes in import/export duties;

•	trade restrictions;

•	difficulties and costs of staffing and managing operations in certain foreign countries;

•	work stoppages or other changes in labor conditions;

•	taxes;

•	payment terms; and

•	seasonal reductions in business activity in some parts of the world.

In addition, until a payment history is established over time with customers in a new region, the likelihood of collecting receivables generated by such operations, on a timely basis or at all, could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. Furthermore, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations or the expropriation of private enterprises could reduce the anticipated benefits of our international operations. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade could adversely affect our business relationships and gross profit.

Establishing operations in any foreign country or region presents risks such as those described above, as well as risks specific to the particular country or region. We may not be able to maintain and expand our international operations successfully, and as a result, our business relationships and gross profit could be adversely affected.

Our gross profit may decline if the terms of the sales agency programs we currently operate under become less favorable to us.

Since 2001, Microsoft and other publishers increasingly have used sales agency programs for distribution of their products. Under these programs, we earn an agency fee from the publisher as opposed to earning a profit equal to the difference between the final sales price of the software and our cost to acquire it.

If the agency fee percentage changes or the factors upon which the fee percentage is based change, we could experience a decline in gross profit which could adversely affect our software direct marketing business’ operating results.

We operate in competitive business environments and could lose customers or market share if we cannot compete successfully.

The software direct marketing business is competitive. Competition is based primarily on price, product availability, speed of delivery, quality and breadth of offerings, ability to tailor specific solutions to meet customer needs and credit availability. We face competition from a wide variety of sources, including software publishers, software and hardware direct marketers, OEMs and large systems integrators. Many competitors have substantially greater financial resources than we do. Some of our competitors may provide a broader range of services, such as extending long-term capital financing or offering bundled hardware and software solutions. Companies that compete in this market, including us, are characterized by low gross and operating margins. Consequently, the performance of our software direct marketing business is highly dependent upon maintaining scale and effective cost and management controls.

The IT infrastructure management services market is also competitive. Companies compete on reliability of their data centers, knowledge and competency of technical staff, quality of service and price. Our competitors may be able to provide a broader range of services than we can, such as business process outsourcing and application development outside of the data center. Large competitors may have many resources available to them including longer operating history, name recognition, greater financial resources, large installed customer base and established industry relationships. Larger companies may also be able to compete more effectively on price to obtain potential customers’ business. Some of our contracts may require us to provide capital in connection with providing dedicated computer hardware and software, so we need to maintain a low cost of capital in order to remain competitive.

Our new offerings may not generate significant revenue.

We have made investments in research, development and marketing for our new Media Plane™ software. Additionally, we have made investments in our (i)ConnectionSM platform and continue to invest in other discrete IT infrastructure management services offerings. We did not recognize any revenue for sales of Media Plane software for the three years ended December 31, 2004, and recognized almost no revenue for the three months ended March 31, 2005. We did not recognize any significant revenue for sales of our (i)Connection platform for the three years ended December 31, 2004 or for the three months ended March 31, 2005. There can be no assurance that these investments will generate significant revenue for a number of years, if at all.

An inability to protect adequately our intellectual property could have a significant impact on our business.

To protect our intellectual property, we rely upon copyright and trademark laws, unpatented proprietary know-how and trade secrets as well as confidentiality, invention assignment, non-competition and non-solicitation agreements. There can be no assurance that these measures will afford sufficient protection of our intellectual property. Despite our efforts, it is possible that third parties may copy or otherwise obtain and use our proprietary information without authorization or otherwise infringe on our intellectual property rights. The disclosure of our trade secrets could impair our competitive position and could have a material adverse effect on our business relationships, results of operations, financial condition and future growth prospects.

Additionally, our patent application for our new Media Plane™ software is currently pending. There can be no assurance that we will obtain a patent for this technology or that any patent that we may receive will provide protection of commercial significance. There also can be no assurance that competitors will not challenge, invalidate or avoid the application of this or any other future patents that we may receive or license. Our competitors may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our Media Plane™ software both in the United States and abroad. There can be no assurance that any patent rights will prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our Media Plane™ software.

We may incur substantial costs defending or protecting against third-party claims.

In connection with the enforcement of our own intellectual property rights or in connection with disputes relating to the validity or alleged infringement of third-party rights, including but not limited to patent rights, we may in the future be subject to claims, negotiations or complex, protracted litigation. In our software direct marketing business, other than in connection with our Media Plane™ software, we generally do not hold title to the software we sell or license and therefore believe that any such claims made in connection with any defects or errors in the software would be the responsibility of the publisher. However, any such claims could result in negative publicity or harm to our reputation. In addition, we may face warranty and/or infringement claims related to our Media Plane™ software. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. Furthermore, we may not prevail in any future litigation and/or disputes. Adverse decisions in any litigation or disputes could have negative results, including subjecting us to significant liabilities, requiring us to seek licenses from others, preventing us from licensing certain of our products or causing severe disruptions to our operations or the markets in which we compete, any one of which could seriously harm our business.

Our continued success will depend largely on the efforts and abilities of our executive officers, sales force, technical employees and other key employees.

Our continued success will depend largely on the efforts and abilities of our executive officers and other key employees and our ability to effectively sell existing services and develop and introduce new services. Competition for executive, managerial and skilled personnel in our industry remains intense. We may experience increased compensation costs in order to attract and retain senior executives, managers, sales force and other skilled employees. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover, or attract or retain the management and personnel necessary to operate our business effectively. The loss of any member of our senior management without retaining a replacement could have a material adverse effect on our business, results of operations and financial condition.

Additionally, we believe that our success depends upon the success of our sales force and technical employees. As part of our strategy to expand our presence in the SMB market, in the first quarter of 2005 we increased our sales force by approximately 125 persons. Our inability to retain such personnel or to train them rapidly enough to meet our expanding needs or their inability to generate sales could cause a decrease in the overall quality and efficiency of our sales force, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to integrate successfully our software direct marketing and IT infrastructure management services businesses or realize the potential benefits from our integrated business.

Historically, our software direct marketing and IT infrastructure management services businesses operated as independent Level 3 subsidiaries, Software Spectrum and (i)Structure. We may not be able to integrate successfully these businesses, and our integration efforts may require substantial attention from our senior management and decrease the time they have to service and attract customers and develop new offerings. In addition, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight. There also can be no assurance that the integrated business will perform in accordance with our expectations or that our business judgments concerning the value, strengths and weaknesses of the integrated businesses will prove correct. Our inability to complete this integration in a timely and orderly manner could limit our ability to implement successfully our strategy to further expand in the SMB market.

The requirements associated with being a public company will require significant company resources and management attention.

After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the other rules and regulations of the Securities and Exchange Commission (the SEC). We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act). Section 404 of the Sarbanes-Oxley Act and SEC Release 33-8545, issued by the SEC on March 2, 2005, requires that we evaluate and determine the effectiveness of our internal controls over financial reporting by the end of December 31, 2006. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report accurately our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could result in a decrease in the trading price of our stock. In addition, upon completion of this offering, we will become subject to the rules of the Nasdaq National Market.

Furthermore, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur incremental operating expenses as a result of being a public company. These incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We also cannot predict or estimate the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

We intend to take advantage of certain “grace periods” for newly-public companies under certain of the new SEC and the Nasdaq National Market rules and regulations. These grace periods will provide us a short period of time after we become a public company to comply fully with these rules and regulations. Under National Association of Securities Dealers, Inc. (NASD) Marketplace Rule 4350(a), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in NASD Marketplace Rule 4350(c) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to SEC Rule 10A-3(b)(1)(iv)(A). Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in NASD Marketplace Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Furthermore, pursuant to NASD Marketplace Rule 4350(a), a company listing in connection with its initial public offering has 12 months from the date of listing to comply with the majority independent board requirement in NASD Marketplace Rule 4350(c).

Under NASD Marketplace Rule 4350(a), we qualify for these grace periods because prior to listing on the Nasdaq National Market, we will not have had a class of common stock registered under the Exchange Act, and prior to the effective date of the registration statement of which this prospectus is a part, we will not have been required to file reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Our ability to satisfy the various requirements before the expiration of the applicable grace periods will depend largely on our ability to attract and retain qualified independent members of our board of directors, particularly to serve on our audit committee, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before expiration of applicable grace periods, our common stock may be delisted from the Nasdaq National Market, which would cause a decline in the trading price of our common stock and impair the ability of holders of our common stock to sell and buy our common stock in a public market.

Any system failure, security breach or other damage or unanticipated problem with our systems, operations or facilities could damage our reputation and, if sustained or repeated, reduce the attractiveness of our IT infrastructure management services business.

Our IT infrastructure management services business is dependent upon continued and uninterrupted operation of our computer and communications systems. Our systems, operations and facilities are vulnerable to fire, flood, power loss, telecommunications failure, tornado, earthquake and similar events. Our systems are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Any system failure, security breach or other damage or unanticipated problem with our systems, operations or facilities could interrupt or delay our IT infrastructure management services operations, damage our reputation and, if sustained or repeated, reduce the attractiveness of our IT infrastructure management services business and result in the loss of such customers. Additionally, this may subject us to third-party claims. There can be no assurance that we will prevail in any future litigation and/or disputes.

Our ability to deliver services over the Internet depends on the development and maintenance of the Internet infrastructure and our adaptability to and compliance with any additional government regulation.

Our business is based in part on delivering services over the Internet. The success of our business, therefore, depends in part on the development and maintenance of a sound Internet infrastructure. This includes maintenance of a reliable network infrastructure with the necessary speed, data capacity and security. Our ability to reduce operating costs is limited by, and depends upon, the speed and reliability of both the Internet and our customers’ internal networks. Consequently, as electronic software delivery increases, our ability to provide our services over the Internet depends upon improvements made to the Internet as well as to the individual customer’s networking infrastructure to alleviate overloading and congestion. In addition, any delays in the adoption of new standards and protocols required to govern increased levels of Internet activity or increased governmental regulation may have a detrimental effect on the Internet infrastructure. Furthermore, the adoption or modification of laws related to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. Due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the international, federal and state levels. These laws and regulations could cover issues such as: our ability to collect necessary information that allows us to conduct business on the Internet; export compliance; pricing and taxation; fraud; intellectual property rights; and security of information. Additional governmental regulation could impact our ability to deliver services over the Internet and could materially adversely affect our business.

Security breaches could hinder our ability to securely transmit confidential information.

A significant barrier to e-commerce and communications is the secure transmission of confidential information over public networks. Concerns over the security of the Internet and other online transactions and the privacy of users could deter people from using the Internet to conduct transactions, thereby inhibiting the growth of our business. Any compromise or elimination of our security protections, such as the passwords used by our customers to access their online accounts or the delivery of encryption keys in connection with electronic software distribution, could be costly to remedy, damage our reputation, expose us to liability and dissuade existing and new customers from using our services. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary for secure transmission of confidential information, such as end-user credit card numbers. A party who circumvents our security measures could misappropriate proprietary information or interrupt our operations.

We may be required to expend significant capital and other resources to protect against security breaches or address problems caused by security breaches. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches, and the failure to prevent security breaches could lead to a loss of existing customers and deter potential customers away from our services.

Our engagements with our IT infrastructure management services customers may not be profitable.

The pricing and other terms of our IT infrastructure management services contracts require us to make estimates and assumptions as to the expected costs of the engagement, such as the requisite personnel as well as the amount of capital to be invested, at the time we enter into these contracts that could differ from actual results. Any increased or unexpected costs or unanticipated delays in connection with these engagements, including costs or delays caused by factors outside our control, could make these contracts less profitable or unprofitable. We face revenue and pricing pressure towards the end of the original contract term as a result of decreased costs. Certain of our IT infrastructure management services contracts contain service-level agreements that provide for financial penalties for failure to meet such service levels. Furthermore, in certain cases, our failure to meet service levels can trigger other penalties, including in some cases, a right to cancel without penalty for breaching our contract.

Our contracts subject us to certain risks that may cause our customers to fail to pay us for our services.

Some of our IT infrastructure management services customer contracts require a significant investment of capital and services by us in the early stages of the engagement which is recovered through billings over the life of the contract. These contracts often involve the establishment of new computer systems and communications networks. The payment for services over the life of a contract, which includes the recovery of these investments of capital and services, subjects us to the credit risk of our IT infrastructure management services customers. Furthermore, substantial performance risk exists in our IT infrastructure management services contracts, as some or all elements of service delivery under these contracts are dependent upon successfully migrating the customer’s system from its current data center to our data center. The failure to complete migration could prevent us from recovering our initial investment in the contract because a customer could have a right to terminate the relationship.

We are also subject to the credit risk of some of our software direct marketing customers. Under licensing programs which permit us to recognize the full value of the software sold as revenue (“gross” basis), we purchase the software from the publishers and assume the risk of collecting the value of the software from the customer. Historically, our software direct marketing business has been affected primarily by the risk associated with customers not paying for the software within the time allotted in their contracts which is generally 30 days, and we are required to make the corresponding payment to the publisher. These credit and performance risks may also increase as we seek to expand our presence in the SMB market and become more susceptible to the financial instability and insolvency of a potentially greater number of smaller, less developed customers.

The inability to manage our growth in the SMB market could strain our operational and financial resources and have a material adverse effect on our business.

As part of our strategy, we intend to expand our customer base in the SMB market through our software licensing knowledge and our IT infrastructure management services solutions. There can be no assurance that our personnel, systems and controls will be adequate to support future growth. Therefore, any future growth may require us to expand, train, retain and manage a larger sales and general workforce and make additional investments in our business. The inability to manage our growth in the SMB market while continuing to serve existing customer relationships could strain our operational and financial resources and have a material adverse effect on our business.

Our gross profit as a percentage of revenue is low, which magnifies the impact of variations in revenue, operating costs (such as bad debts) and interest expense on our operating results.

Our operating results depend upon our level of gross profit as a percentage of revenue, which fluctuates due to numerous factors, including changes in prices from publishers, changes in the amount and timing of publisher reimbursements and marketing funds that are made available, volumes of purchases, changes in customer mix, the relative mix of products sold during the period, general competitive conditions, the availability of opportunistic purchases and opportunities to increase market share. Furthermore, as a result of intense price competition in the software direct marketing industry, our gross profits as a percentage of revenue are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain software products may hinder our ability to maintain or improve our gross profits. These low gross profits as a percentage of revenue magnify the impact of variations in revenue, operating costs, bad debts and interest expense on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross profits in the future. If we cannot decrease our cost structure adequately in response to competitive price pressures, our business, results of operations and financial condition could suffer.

As a result of this offering, the use of our net operating loss carryforwards may be limited by virtue of Section 382 of the Internal Revenue Code and similar state provisions.

For federal income tax purposes, we have net operating loss carryforwards of $70.6 million as of December 31, 2004. As a result of this offering, the use of our net operating loss carryforwards may be limited by virtue of Section 382 of the Internal Revenue Code and similar state provisions, if the ownership of our common stock is treated as having shifted beyond statutorily established thresholds. If we trigger these limitations, we will be prevented from using, in a single year, the portion of our net operating losses, if any, that exceeds a cap specified in Section 382. Any limitation on the use of our net operating loss carryforwards may impact our net cash flow results.

Risks Relating to the Relationship Between Level 3 and Us

Level 3 has significant control over us and its interests may conflict with those of our other stockholders.

Immediately prior to the consummation of this offering, our parent company, Level 3 (through Level 3 Financing), beneficially owned 100% of the outstanding shares of our common stock and, after giving effect to this offering, Level 3, will beneficially own approximately             % of the outstanding shares of our common stock. As a result, Level 3 may be able to influence substantially our affairs and policies, to effect the election of directors to control our board of directors and to approve or disapprove any matter submitted to a vote of our stockholders. Furthermore, some of our directors may also serve as directors or officers of Level 3, and may have conflicts of interest because they may own Level 3 stock or options to purchase Level 3 stock, or they may receive cash- or equity-based awards based on the performance of Level 3. Of our current five directors, three are employees of Level 3: Charles C. Miller, III, is an Executive Vice President of Level 3, James Q. Crowe is Chief Executive Officer of Level 3; and Thomas Stortz is Executive Vice President, Chief Legal Officer and Secretary of Level 3. Each of Messrs. Miller, Crowe and Stortz receives compensation directly from Level 3 in such employment capacities and participates in equity-based compensation plans of Level 3. None of these directors will hold shares of our common stock or options to acquire shares of our common stock on the consummation of this offering. Additionally, after the consummation of this offering, Level 3 will retain the right to nominate 20% of the members of our board of directors so long as it beneficially owns 20% of the issued and outstanding shares of our common stock.

This concentration of ownership by Level 3 could impede our business development and may also delay or deter others from initiating a potential merger, takeover or other change in control, even if these events would benefit our other stockholders and us. Level 3 will have significant influence over us, and because our business objectives may differ from Level 3, there are potential conflicts of interest between us regarding, among other things: (1) our past and ongoing relationship with Level 3, including, but not limited to, Level 3’s control of our tax matters for years in which we were consolidated with Level 3 for tax purposes and the agreements between Level 3 and us relating to this offering; and (2) sales or distributions by Level 3 of all or part of its ownership interest in us. In addition, there can be no assurance that the interests of Level 3 will coincide with the interests of the other holders of our common stock. This concentration of ownership could also adversely affect the voting and other rights of our other stockholders, depress the market price of our common stock and/or create conflicts of interest with respect to decisions that could have different implications for us and Level 3 and its affiliates. Under Delaware corporate law, our officers and directors owe fiduciary duties to Technology Spectrum and its stockholders. However, we have not instituted a formal plan or arrangement to address potential conflicts of interest that may arise among us, Level 3 and its other affiliates.

If a third party acquires all or a substantial portion of Level 3’s equity interest, that stockholder could be able to exert the same significant control over us as Level 3.

If a third party acquires all or a substantial portion of Level 3’s equity interest, that third party may be able to significantly influence us in the same manner that Level 3 is able to significantly influence us. This may have the same adverse affects as those discussed above under “—Level 3 has significant control over us and its interests may conflict with those of our other stockholders.”

Our historical financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

The historical financial information included in this prospectus may not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented and does not necessarily reflect the financial condition, results of operations or cash flows we will achieve in the future. This is primarily a result of the following factors:

•	Our historical financial results reflect allocations of corporate expenses from Level 3. Those allocations may be different from the comparable expenses we would have incurred had we operated as a stand-alone company;

•	Significant changes in our cost structure, management, financing and business operations are occurring as a result of our separation from Level 3. As a result, the costs reflected in our historical financial statements may not represent our costs in future periods as a result of reduced economies of scale. Following this offering, we will incur stand-alone costs for services currently provided by Level 3; the cost of additional personnel to perform services previously provided by Level 3; and the cost of legal, accounting, compliance and other costs associated with being a public company with listed equity;

•	Under some of our agreements, our separation from Level 3 allows our customers to terminate the agreement pursuant to a change of control provision, which may be triggered upon consummation of this offering. If our customers do not wish to continue the agreement, we may be required to terminate or modify the existing agreement or seek alternative arrangements, which could result in reduced sales, increased costs or other disruptions to our business.

We may be unable to raise the funds needed for our business and, if our capital resources are not sufficient to satisfy our long-term capital financing needs, we may seek to sell debt securities or obtain debt financing or sell equity which could result in dilution to our stockholders.

We have historically operated as wholly-owned subsidiaries of Level 3 and have relied on Level 3 for our working capital requirements and certain administrative services. Following this offering, we will no longer receive capital contributions from Level 3 or have access to its assets or borrowing power. Historically, we have depended on Level 3 for our short-term liquidity, and upon consummation of this offering, we expect to enter into an external working capital credit facility to fund these working capital requirements. However, our future liquidity and capital requirements will depend upon numerous factors, some of which are outside of our control, including the future development of the markets in which we participate. We may not be able to raise additional funds when needed for our business and our failure to do so may have an adverse effect on our relationships with distributors, publishers, customers and employees, which could result in reduced sales, loss in customers, publishers and distributors or disruption to our business operations.

If our capital resources are not sufficient to satisfy our long-term capital financing needs, we may seek to sell debt securities or obtain debt financing or sell additional equity which could result in dilution to our stockholders. The sale of debt would result in increased expenses and could result in covenants that would restrict our operations. We may not be able to obtain additional financing, if required, in amounts or on terms acceptable to us, or at all.

We may be unable to replace the services Level 3 historically provided to us in a timely manner or on comparable terms.

Level 3 has also provided us with certain accounting, real estate, human resources, IT, payroll and other corporate services. Prior to the consummation of this offering, we intend to enter into a transition services agreement with Level 3 pursuant to which Level 3, for up to 12 months after this offering, will continue to provide us with some of these services that are important to our business. This transition services agreement could impact our operations, and it could have a material adverse effect on our business. As a result of relying on Level 3 as a service provider, we will be exposed to general risks attributable to Level 3’s businesses. Additionally, prior to the consummation of this offering, we intend to enter into a tax sharing agreement with Level 3, pursuant to which we will generally remain responsible for all taxes arising in pre-separation periods attributable to us.

We are in the process of developing for ourselves some of those services that were previously provided by Level 3 or will be provided under the transition services agreement. Our costs operating as a stand-alone company may exceed the costs charged by Level 3. Moreover, our business could suffer if our newly-developed systems and infrastructure are inadequate or we cannot replace the services provided by Level 3. If we are required to develop or otherwise acquire additional systems and infrastructure to support our current and future business, we may be required to spend more as a stand-alone company to expand our infrastructure than we expect. If we fail to develop systems and infrastructure as a stand-alone company, our business relationships, gross profit and therefore our overall business could be materially adversely affected.

Risks Related to this Offering

If a significant number of shares of our common stock is sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market by us or Level 3 after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of              shares of common stock will be outstanding after this offering. Of these, the              shares offered by this prospectus will be freely tradable without restriction or further registration.

On the day that is 181 days after completion of this offering, lockup agreements entered into by our directors, executive officers and Level 3 will expire. Consequently, beginning on                  , 2005, such directors, executive officers and Level 3 will be able to sell an aggregate total of              shares under Rule 144 of the Securities Act subject to significant restrictions. The underwriters may also consent to release some or all of these shares for sale prior to that time.

Upon the consummation of this offering, we will enter into a registration rights agreement, under which Level 3 Financing will have the right to cause us to file a registration statement under the Securities Act covering the resale of any shares of our common stock beneficially owned by Level 3 Financing any time after the date that is 181 days after the date on which our initial public offering closes. These shares will represent approximately              % of our outstanding common stock upon completion of this offering.

In addition, after this offering, we also intend to register              shares of common stock for issuance under a stock incentive plan that we intend to adopt.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example:

•	Our amended and restated certificate of incorporation authorizes our board of directors to issue up to shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us.

•	Our amended and restated certificate of incorporation provides for a “staggered” or classified board of directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest.

•	Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. For example, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to the consummation of this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, Level 3 and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly-traded companies that the representatives of the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for shares of our common stock may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. You should not view the price we and the representatives of the underwriters establish as any indication of prices that will prevail in the trading market.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may affect negatively the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	conditions in the financial markets in general of changes in general economic conditions;

•	our inability to raise additional capital;

•	conditions of our industry generally; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

We will not receive any proceeds of this offering, and purchasers of our common stock in this offering will experience immediate and substantial dilution.

All of the proceeds of this offering will be paid to the selling stockholder and will not be retained by us. Additionally, purchasers of our common stock in this offering will experience immediate and substantial dilution in net tangible book value of $             per share at the initial public offering price. Further dilution is likely to occur upon the exercise of any options we grant.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward- looking statements including, in particular, the statements about our intentions, objectives, beliefs or current expectations regarding, among other things, our financial condition, results of operations, liquidity, prospects, growth and strategies as well as the industry in which we operate, its growth and the trends that may affect the industry. We have identified some of these forward-looking statements with words like “believe,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate” or “continue” and other words and terms of similar import or meaning. These forward-looking statements may be contained under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results and may cause actual results to differ from those anticipated or predicted. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update these forward-looking statements or the risk factors contained in this prospectus to reflect new information, future events or otherwise, except as may be required under federal securities laws.

USE OF PROCEEDS

The net proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholder, Level 3 Financing, a wholly-owned subsidiary of Level 3. We will not receive any proceeds from the sale of our common stock by the selling stockholder. Level 3 Financing has advised us that it intends to use the net proceeds it receives from this offering for its general corporate purposes.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. After this offering, we do not anticipate declaring or paying dividends on our common stock in the foreseeable future. Any payment of dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. We are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries we will be unable to pay any dividend on our common stock.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, due to affiliates and combined capitalization as of March 31, 2005. This table should be read in conjunction with the information contained in “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements of Technology Spectrum and the notes thereto included elsewhere in this prospectus. See “Summary—General Information About This Prospectus” for more information regarding the information presented in this prospectus.

As of March 31, 2005
($ millions)
(unaudited)
Cash and cash equivalents	$70.7

Due to affiliates	70.1
Capital leases, including current portion	0.6
Business equity
Owners net investment	252.9
Accumulated other comprehensive income	(0.3)

Total business equity	$252.6

Total capitalization	$323.3

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share is equal to the amount of (1) our total tangible assets (total assets less intangible assets) less total liabilities, divided by (2) the number of shares of our common stock outstanding as of the date such carrying value is determined.

Our tangible net book value as of                                 , was approximately $         million, or $         per share. This remains unchanged when adjusted for the sale by the selling stockholder of          shares of common stock at an assumed initial public offering price of $         per share. Thus, new investors will experience an immediate dilution in net tangible book value of $             per share.

The dilution to new investors in the offering is illustrated in the following table:

Assumed initial public offering price per share	$
Net tangible book value per share before, and as adjusted for this offering, as of December 31, 2004
Dilution in net tangible book value per share to new investors	$

The information presented in the previous tables assumes no exercise of stock options. As of the consummation of this offering, there will be          shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $         per share. To the extent these options are exercised at a price less than our net tangible book value per share, there will be further dilution to new investors. See “Management—Executive Compensation.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following selected combined financial data of Technology Spectrum, Inc. and its subsidiaries should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus. The selected combined statements of operations data for the years ended December 31, 2004, 2003 and 2002, and the combined financial position data as of December 31, 2004 and 2003 are derived from our audited combined financial statements included elsewhere in this prospectus. The selected combined statements of operations data for the years ended December 31, 2001 and 2000 and the combined balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our unaudited combined financial statements not included in this prospectus. The selected combined results of operations data for the three months ended March 31, 2005 and 2004, and the combined balance sheet data as of March 31, 2005 are derived from our unaudited combined financial statements which are included elsewhere in this prospectus. The unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historic results are not necessarily indicative of results to be expected in any future period.

	Three months ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002(1)	2001(1)	2000(1)
	($ millions, except per share amounts)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Combined statements of operations data
Revenue	$483.3	$495.5	$1,936.6	$1,999.4	$1,878.2	$85.4	$64.9
Gross profit	40.6	45.0	178.7	163.0	149.3	19.2	8.5
Income (loss) from continuing operations, after income tax(2)	(0.5)	4.0	13.5	(21.8)	(3.7)	(16.7)	(6.5)
Net income (loss)(3)	(1.4)	2.9	9.6	(35.8)	(4.2)	(25.0)	(2.3)

Pro forma per common share data
Income (loss) from continuing operations, after income tax(2)
Net income (loss) (3)
Dividends(4)	—	—	—	—	—	—	—

Combined balance sheet data
Total assets	693.7		881.4	874.1	958.4	73.4	58.4
Due to affiliate, net	70.1		56.7	73.7	116.1	44.6	49.4
Current portion of long-term debt	0.6		0.6	0.6	1.3	1.6	2.3
Long-term debt, less current portion	—		0.3	0.9	—	0.3	2.0
Business equity (deficit)	252.6		252.8	220.8	247.9	(16.2)	(10.3)

(1)	The combined statements of operations data include the acquisition of Software Spectrum on June 18, 2002 and Corporate Software, Inc. on March 13, 2002. The results of Software Spectrum and Corporate Software are included in the combined results of operations data presented above from their respective dates of acquisition only. We recorded approximately $1.8 billion of revenue attributable to these two businesses in 2002. The results of (i) Structure are included for all periods.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the increasing adoption of the sales agency program affects the period-to-period comparability of revenue.

The operating results of Software Spectrum’s contact service business obtained in the Software Spectrum acquisition in 2002, and sold in 2003, and our systems integration services business discontinued in 2003, are included in discontinued operations for all periods presented.

(2)	We incurred expenses of $3.3 million, $14.6 million and $5.0 million in 2004, 2003 and 2002, respectively for the integration and restructuring of Software Spectrum.

(3)	In 2003, we agreed to sell our contact services business and recorded a loss on the sale after income taxes of $6.2 million within discontinued operations. Income (loss) attributable to the contact service’s operations was ($0.7) million, ($6.6) million and $2.2 million for fiscal 2004, 2003 and 2002, respectively.
We discontinued our systems integration business in 2003. Income (loss) attributable to the systems integration business was ($3.2) million, ($7.4) million, ($2.7) million, ($8.3) million and $4.2 million, in 2004, 2003, 2002, 2001 and 2000, respectively.

(4)	Our current dividend policy is to retain future earnings for use in our business. As a result, we do not anticipate paying any cash dividends on shares of common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

The following information should be read together with the selected combined financial and operating data and the accompanying combined financial statements and notes included elsewhere in this prospectus. This document contains forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Technology Spectrum. Such statements reflect the current views of Technology Spectrum with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document. For a discussion regarding forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements.”

Our Separation from Level 3.    We were incorporated in Delaware in February 2002, and prior to this offering we operated as a wholly-owned subsidiary of Level 3. Level 3 conducted its information services business through various subsidiaries, principally representing its information services group. Prior to Level 3’s decision to separate its information services business, we were a holding company that owned certain operating assets primarily related to Software Spectrum, our software direct marketing business. Prior to the consummation of this offering, Level 3 will have contributed to us all of its equity interests in, (i)Structure, our infrastructure management services business, and its equity interests in Orygen, its discontinued systems integration services business. After the completion of this offering, Level 3 (through Level 3 Financing) will beneficially own              shares of common stock, representing              of the outstanding shares of our common stock (assuming no exercise of the underwriters’ over-allotment option). Prior to the consummation of this offering, we will enter into various transition and separation agreements with Level 3 and Level 3 Financing which will govern the interim and ongoing relationships between Level 3 and us following the completion of this offering. For a description of our agreements with Level 3, see “Certain Relationships and Related Party Transactions.”

Our Business.    We are a leading direct marketer of software and provider of software licensing services to corporations. We make it easier and more cost-effective for customers to purchase and manage their software assets. We also offer corporations IT infrastructure management services for mainframes and server-based systems. Our software direct marketing business is operated through our subsidiary, Software Spectrum, and our IT infrastructure management services business is operated through our subsidiary, (i)Structure. Through our software products and services and IT infrastructure management services, we believe we offer our customers a full range of software purchasing and management services. We believe the ability to offer a complete range of these services will become increasingly important to our customers.

Our Lines of Business.    We are engaged in two primary lines of business: software direct marketing, through our subsidiary, Software Spectrum; and IT infrastructure management services, through our subsidiary, (i)Structure. Each of these lines of business is a reportable segment.

Our software direct marketing business provides a full range of software direct marketing services which enable large corporations and SMB customers to select, acquire and manage their software assets. We generate revenue, gross profit, operating income and operating cash flows by reselling software and software maintenance, earning rebates from software publishers, providing sales agency services to software publishers and obtaining consideration from software publishers such as marketing development funds. When we sell software under the software resale model, we recognize revenue at the time the product is shipped or in accordance with the terms of the licensing and maintenance contracts. For sales made under the sale agency model, we earn and recognize as revenue only the service fee paid to us by the software publisher. We have experienced an increase in sales under the sales agency program and we expect further adoption of sales agency licensing programs in the future. Our software direct marketing business is influenced by the general economic environment, specifically in North America and Western Europe, as well as the level of IT spending for business software by large corporations and SMB customers.

The software direct marketing business is competitive with profitability largely dependent upon rebates and consideration received from software publishers. The amount of rebates and consideration received from a software publisher is typically tied directly to the value of software sold for that publisher during a specific period of time. These rebate programs vary from publisher to publisher, but typically contain sales minimums and targets that are tiered so that we can earn higher rebates on incremental sales above certain sales targets. As such, software direct marketers, including us, may price software at or below their net cost from time to time in order to earn or increase the amount of rebates from software publishers. As described under “—Critical Accounting Policies,” we record publisher rebates as a reduction of cost of sales as they are earned.

Consistent with Microsoft’s position as the leading software publisher in the markets we serve, Microsoft is our primary provider of software products, rebate fees, sales agency fees and marketing development funds. Sales of Microsoft products represented approximately 58%, 60%, and 62% of software direct marketing revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Rebates received from Microsoft represented approximately 71%, 80%, and 85% of total rebates for the years ended December 31, 2004, 2003, and 2002, respectively. Microsoft provided approximately 40%, 16% and 30% of our marketing development funds for the years ended December 31, 2004, 2003 and 2002, respectively. Microsoft represented approximately 99% of total sales agency fee revenue in 2004, and 100% in 2003 and 2002. Sales of Microsoft products represented approximately 56% and 54% of software direct marketing revenue for the three months ended March 31, 2005 and 2004, respectively. Rebates received from Microsoft represented approximately 73% and 68% of total rebates for the three months ended March 31, 2005 and 2004, respectively. Microsoft provided approximately 21% and 20% of our marketing development funds for the three months ended March 2005 and 2004, respectively. Microsoft represented 98% and 100% of total sales agency fee revenue for the three months ended March 31, 2005 and 2004, respectively.

We provide IT infrastructure management services to large corporations and SMB customers that want to concentrate their resources on their core business rather than incur overhead costs and expend capital to operate their own computing infrastructure. We generate IT infrastructure management service revenue, gross profit, operating income and operating cash flows by providing a variety of services including data center facilities, technical staffing and operational support and IT hardware and software. We recognize revenue in the period in which the services are provided.

Historically, the software direct marketing industry is seasonal. Accordingly, our software direct marketing revenue, gross profit, operating income and operating cash flows have historically been higher in the second and fourth quarters. Our IT infrastructure management services business has not been seasonal in nature.

Our Revenue, Gross Profit, Operating Income and Operating Cash Flows.    Our revenue, gross profit, operating income and operating cash flows are derived primarily from the marketing and sale of business software programs (either through boxed products or through licensing arrangements) to large corporations and SMB customers. Additionally, we provide IT infrastructure management services to large corporations and SMB customers.

Software Direct Marketing—Resale “Gross” Basis Revenue Recognition Model.    Software sales under certain software publisher licensing programs and sales of boxed product permit us to recognize revenue on a “gross” basis in which the full value of the software sold is recognized as revenue and the entire cost of the software acquired from publishers is recognized as a cost of sale. Under this sales model, we generate gross profit by setting the price of software above our cost from the publisher and by earning rebates from software publishers under rebate and sales incentive programs. In addition to establishing the final sales price, under this sales model, we assume the risk of collecting from our customer the final sales price of the software.

Software Direct Marketing—Sales Agency “Net” Basis Revenue Recognition Model.    Software sales under certain software publisher licensing programs permit us to recognize a net service fee paid by the software publisher as revenue, as opposed to recognizing revenue under the “gross” basis described above. Microsoft and other suppliers have initiated sales agency licensing programs under which we recognize the sales agency fee we receive directly from the software publisher as revenue and not the entire sales price of the software. Under this sales agency program, we generate revenue and gross profit by providing sales agency services directly for software publishers and other suppliers. Typically, we do not earn rebate fees from software publishers under sales agency programs.

The increasing adoption of the sales agency program makes period-to-period comparability of revenue and cost of revenue more difficult. As a result, we focus on gross profit as the key measure of business performance and period-to-period trends. Although our revenue and cost of sales have declined due to the introduction and continued adoption of the sales agency program, our gross profit performance has not been negatively impacted by this change thus far. Additionally, under the current terms of our sales agency program, our customer collection risk and working capital requirements generally are reduced as the software publisher assumes the risk of collecting from the customer the final sales price of the software. The average daily outstanding balance of indebtedness (calculated as the average of the balance outstanding as of each business day) incurred by us to finance our working capital needs (our working capital loan) during the year decreased $20 million from 2002 to 2004. For the years ended December 31, 2004, 2003 and 2002 the daily outstanding balance of our working capital loan from Level 3 was $24.2 million, $35.4 million and $44.2, respectively. The daily outstanding balance of our working capital loan from Level 3 for the three months ended March 31, 2005 and 2004 was $2.2 million and $37.5 million, respectively.

Assuming current sales volume, we do not anticipate that the continued adoption of the sales agency program in its current form will have a negative impact on our gross profit. However, if the terms of our sales agency agreements change, particularly those terms relating to the calculation of our agency fee, our gross profit could be negatively impacted. We expect working capital requirements for our software direct marketing business to decrease in the future as software publishers continue to adopt the sales agency program, because the publisher invoices and collects the sales price from the customer under that model. However, to the extent that the sales volume in our non-sales agency program (“gross” basis) increases, we would not anticipate a continued decline in our working capital requirements. In the future, such declines due to the continued adoption of the sales agency program, may be offset by increased working capital needs to support an increase in sales volume in our non-sales agency program. Therefore, we expect working capital requirements for our software direct marketing business to either remain stable or decline slightly in the future.

IT Infrastructure Management Services.    We generate revenue and gross profit by providing a variety of IT infrastructure management services under customer contracts that typically range from three to five years in duration. Historically, our IT infrastructure management service contracts have required us to incur higher capital expenditures in the first year of the contract which are then recovered ratably over the subsequent years of the contract term. Additional capital expenditures may be required to meet ongoing service levels contained in our contracts. The decline in computing costs, our focus on server-based IT infrastructure management services and customer-provided hardware has reduced our overall capital expenditures. However, we would not expect this decline in capital expenditures to continue as a result of our minimum capital requirements and to the extent we enter into new customer contracts for the IT infrastructure management services business that require capital expenditures.

Operating Expenses.    Direct expenses incurred by one of our segments are included in that segment’s results. Shared general and administrative costs, such as accounting, risk management and human resource administration are allocated to each segment based upon the specific activities being performed for each segment, where possible. Remaining costs are charged using a specifically-identifiable methodology or other reasonable basis of allocation.

Subsequent to our acquisitions of Corporate Software in March 2002 and Software Spectrum in June 2002, we undertook extensive business combination and integration efforts in North America and Western Europe. As a result of our integration efforts, we incurred restructuring charges of $3.3 million, $14.6 million and $5.0 million in 2004, 2003 and 2002, respectively. We have reflected these restructuring expenses as operating expenses in the period the costs were incurred. We expect that restructuring charges incurred as a result of previously-announced restructuring activities will be less than $0.5 million in 2005.

Our Key Financial Measures.    Due to the continued adoption of the sales agency program, we focus on gross profit as a key measure of business performance and period-to-period trends. Additionally, we focus on Adjusted OIBDA and cash flow from operating activities to assess our overall operating performance. Specifically, for our software direct marketing business, we focus on gross profit, Adjusted OIBDA and cash flow from operating activities, including changes in working capital accounts, to assess the financial condition and operating performance of the business. Historically, our software direct marketing business has not required significant capital expenditures and we expect this will be true in the future. Our working capital requirements for our software direct marketing business are determined primarily by changes in its accounts receivable and accounts payable balances. We seek to minimize our working capital requirements by lowering our days sales outstanding through consistent collection procedures. As discussed above, we anticipate working capital requirements for our software direct marketing business to either remain stable or decline slightly in the future.

For our IT infrastructure management service business, Adjusted OIBDA reflects the operating results of the business and, viewed in conjunction with capital expenditures, provides us with a measure of our financial condition and operating performance of the business. Further, as stated above, we would not anticipate the decline in capital expenditures to continue.

Our Key Challenges.    Going forward, our business will continue to be highly dependent on demand for business software, our ability to respond to changes in software publisher programs and our ability to continue to increase our market share, particularly in the SMB market. Through our efforts to reduce and to streamline our cost structure, we believe that we are positioned to respond to changes in market conditions. In addition, our ability to grow our IT infrastructure management services business is largely dependent on our ability to market our services and compete effectively against other IT Infrastructure management service providers which have greater financial resources and stronger name recognition.

Basis of Presentation.    Our combined financial statements have been prepared from the consolidated financial statements and accounting records of Level 3, principally representing the software direct marketing business of Software Spectrum, the IT infrastructure management services business of (i)Structure, and the systems integration services business of Orygen treated as a discontinued operations throughout this presentation, using the historical results of operations, and historical basis of assets and liabilities of these businesses. Management believes the assumptions underlying the combined financial statements are reasonable. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Level 3, including general corporate expenses, employee benefits and incentives and interest expense. These allocations were made on a specifically-identifiable basis or by using other methods we consider reasonable. We considered these allocations to be a reasonable reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations. Additionally, Level 3 primarily uses a centralized approach to cash management whereby cash balances above normal requirements are remitted to Level 3. All intercompany transactions between Level 3 and us are reflected as intercompany receivables or payables on our balance sheet. For up to 12 months following the completion of this offering, Level 3 will continue to provide certain services for us under a transition services agreement. As this transition services agreement expires, we intend to perform these services internally or utilize appropriate third parties.

We believe that the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations.

•	Revenue

For our software direct marketing business, we recognize revenue under either the software resale “gross” model or the software sales agency “net” model. Software sales under certain software publisher licensing programs as well as sales of boxed products permit us to recognize revenue on a “gross” basis in which case the final sales price of the software sold is recognized as revenue and the entire cost of the software acquired from publishers is recognized as a cost of sale. Sales under certain software publisher licensing programs permit us to recognize a net service fee paid to us by the software publisher as revenue, as opposed to recognizing revenue under the “gross” basis described above. Accounting literature provides guidance to enable companies to determine whether revenue from the reselling of goods and services should be recorded on a “gross” or “net” basis. We believe that the facts and circumstances, particularly those involving pricing and credit risk, indicate that the majority of our software direct marketing sales should be recorded on a “gross” basis. Our latitude and ability to establish the selling price to the customer are clear indications of “gross” revenue reporting. Our assumption of credit risk is another important factor in determining “gross” versus “net” reporting. We have the responsibility to pay suppliers for all products ordered, regardless of when, or if, we collect the sales price from our customers. We are also solely responsible for determining the creditworthiness of our customers.

Revenue is recognized from software sales when persuasive evidence of an arrangement exists, when the product is shipped or in accordance with terms of licensing contracts, when invoiced, the price to the customer is fixed and collectibility is probable. Revenue from maintenance contracts included in many licensing programs is recognized when invoiced, the license period has commenced, the price to the customer is fixed, and collectibility is probable, as we have no future obligations associated with future performance under these maintenance contracts. Advance billings are recorded as deferred revenue until the licensing or maintenance period has commenced.

We recognize IT infrastructure management services revenue in the month in which the service is provided, generally equal to the contract value amortized on a straight-line basis. Certain contracts allow for incremental or decremental services, above or below the base level of services. For the majority of these contracts, we determine charges based on actual hours or capacity utilized. The base monthly service fee that we recognize as revenue is increased or decreased in accordance with the terms of the customer contract.

•	Consideration Received From Software Publishers (Vendors)

We receive consideration from software publishers (vendors), including consideration pursuant to volume sales and purchasing programs and marketing fund reimbursement programs. Pursuant to Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor,” vendor consideration received pursuant to volume sales and purchasing programs, or rebates, is recognized as a reduction to cost of revenue in the period in which the rebate is earned based on a systematic allocation of the total rebates considered probable of being realized. Vendor consideration received pursuant to shared marketing expense programs is recorded as a reduction of the related selling, general and administrative (SG&A) expenses in the period the program takes place only if the consideration represents a reimbursement of specific, incremental, identifiable costs. Consideration that exceeds the specific, incremental, identifiable costs is classified as a reduction of cost of revenue.

•	Non-Cash Compensation

We apply the expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Most companies do not follow the expense recognition provisions of SFAS No.

123; rather, they disclose the information only on a pro-forma basis. As a result, these pro-forma disclosures must be considered when comparing our results of operations to those reported by other companies. Under SFAS No. 123, the fair value of an option or other stock-based compensation (as computed in accordance with accepted option valuation models) on the date of grant is amortized over the vesting periods of the options in accordance with FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” Although the recognition of the value of the instruments results in compensation or professional expenses in an entity’s financial statements, the expense differs from other compensation and professional expenses in that these charges, though generally permitted to be settled in cash, are typically settled through the issuance of common stock, which would have a dilutive effect upon earnings per share, if and when such options are exercised but does not impact our cash flow.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share Based Payment” (SFAS No. 123R). SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements based on the fair value of equity or liability instruments issued. The SEC extended the effective date of SFAS No. 123R such that the Company is first required to adopt SFAS No. 123R beginning January 1, 2006 although we are permitted to adopt SFAS No. 123R in periods prior to this effective date. We expect to adopt SFAS No. 123R beginning January 1, 2006 and the adoption is not expected to have a significant impact on our financial position or results of operations as we adopted the expense recognition provisions of SFAS No. 123.

•	Long-Lived Assets

We assess the carrying value of goodwill on an annual basis, or more frequently if evidence of impairment is noted, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.” The carrying value of each reporting unit, including goodwill assigned to that reporting unit, is compared to its fair value. If the fair value of the reporting unit does not exceed the carrying value of the reporting unit, including goodwill, an analysis is performed to determine if an impairment charge should be recorded. We did not record charges for goodwill impairment in 2004, 2003 or 2002.

Our estimates of the future cash flows attributable to our long-lived assets and the fair value of businesses involve significant uncertainty. Those estimates are based on our assumptions of future results, growth trends and industry conditions. We will continue to assess our assets for impairment as events occur or as industry conditions warrant.

•	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical estimates and assumptions are made in determining the amounts of rebates earned from software publishers, allowance for doubtful accounts, revenue reserves, whether goodwill and intangible asset impairment charges are necessary, accruals for estimated liabilities that are probable and estimable and asset retirement obligations. Actual results could differ from those estimates and assumptions.

Recently-Issued Accounting Pronouncements

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as “restructuring costs”, and nullifies prior accounting guidance with respect to such costs. SFAS No. 146 spreads out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Under previous guidance, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. Instead, exit and disposal costs will be recorded when they are incurred and can be measured at fair value, and related liabilities will be subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. As part of our integration of Corporate Software and Software Spectrum, we combined certain facilities and operations. We incurred costs for workforce reductions and lease terminations as a result of these decisions of $3.3 million, $14.6 million and $5.0 million in 2004, 2003 and 2002, respectively.

In October 2004, FASB Staff Position No. 109-2 (FSP No. 109-2), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” which provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act) on enterprises’ income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. We have not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP No. 109-2, we have not adjusted our tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

At its November 30, 2004 meeting, FASB ratified the consensuses reached in Emerging Issues Task Force (EITF) Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” A consensus was reached regarding whether the criteria in paragraph 42 of FASB No. 144 have been met for the purposes of classifying the results of operations of a component of an entity that has been disposed of or classified as held for sale as discontinued operations. The determination of whether a component should be classified as discontinued is dependant on whether there is continued involvement with the component. The consensus is effective for components of an enterprise that are either disposed of or classified as held for sale as discontinued operations in fiscal periods beginning after December 14, 2004. The adoption of this consensus is not expected to have a material impact on our results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This statement amends the guidance in Accounting Principles Board Opinion No. 29 to require that all exchanges of nonmonetary assets be recorded at the fair value of the assets exchanged except where a nonmonetary exchange has no commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on our results of operations or financial position.

In December 2004, FASB issued SFAS No. 123R, “Share Based Payment” (SFAS No. 123R). SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements based on the fair value of equity or liability instruments issued. The SEC extended the effective date of SFAS No. 123R such that we are first required to adopt SFAS No. 123R beginning January 1, 2006 although we are permitted to adopt SFAS No. 123R in periods prior to this effective date. We expect to adopt SFAS No. 123R beginning January 1, 2006 and the adoption is not expected to have a significant impact on our financial position or results of operations as we adopted the expense recognition provisions of SFAS No. 123.

Results of Operations

For 2002, the results of operations of Corporate Software and Software Spectrum are included in the combined results from their acquisition dates of March 13, 2002 and June 18, 2002, respectively. We have not included the results of operations of Corporate Software and Software Spectrum in 2002 for the period preceding the acquisitions which affects the period-to-period comparability of the year ended December 31, 2003 to the year ended December 31, 2002.

The operating results of Software Spectrum’s contact service business sold in 2003 and (i)Structure’s systems integration business which was closed in 2003, are included in discontinued operations for all periods presented.

Statements of Operations	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
			($ millions)
	(unaudited)	(unaudited)
Revenue	$483.3	$495.5	$1,936.6	$1,999.4	$1,878.2
Cost of revenue	442.7	450.5	1,757.9	1,836.4	1,728.9

Gross profit	40.6	45.0	178.7	163.0	149.3

Operating expenses:
Selling, general and administrative expenses	35.5	31.4	131.1	136.1	108.8
Depreciation expense	3.3	3.7	14.2	21.2	22.2
Amortization expense	1.9	1.9	7.4	7.4	4.8
Restructuring charges	—	2.3	3.3	14.6	5.0

Operating income (loss)	(0.1)	5.7	22.7	(16.3)	8.5

Interest expense, net	(0.4)	(2.2)	(5.8)	(5.2)	(4.2)
Other, net	0.3	1.2	9.5	1.4	(3.3)

Income (loss) from continuing operations before income taxes	(0.2)	4.7	26.4	(20.1)	1.0

Income tax expense	(0.3)	(0.7)	(12.9)	(1.7)	(4.7)
Loss from discontinued operations	(0.9)	(1.1)	(3.9)	(14.0)	(0.5)

Net income (loss)	$(1.4)	$2.9	$9.6	$(35.8)	$(4.2)

Percentage of Revenue	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	91.6%	90.9%	90.8%	91.8%	92.0%

Gross profit	8.4%	9.1%	9.2%	8.2%	8.0%

Operating expenses:
Selling, general and administrative expenses	7.4%	6.3%	6.8%	6.8%	5.8%
Depreciation expense	0.7%	0.7%	0.8%	1.1%	1.2%
Amortization expense	0.4%	0.4%	0.3%	0.4%	0.2%
Restructuring charges	0.0%	0.5%	0.2%	0.7%	0.3%

Operating income (loss)	(0.0)%	1.1%	1.1%	(0.8)%	0.5%

Interest expense, net	(0.1)%	(0.4)%	(0.3)%	(0.3)%	(0.2)%
Other, net	0.1%	0.2%	0.5%	0.1%	(0.2)%

Income (loss) from continuing operations before income taxes	(0.0)%	0.9%	1.3%	(1.0)%	0.1%

Income tax expense	(0.1)%	(0.1)%	(0.6)%	(0.1)%	(0.3)%
Income (loss) from discontinued operations	(0.2)%	(0.2)%	(0.2)%	(0.7)%	(0.0)%

Net income (loss)	(0.3)%	0.6%	0.5%	(1.8)%	(0.2)%

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Revenue.    Revenue decreased for the three months ended March 31, 2005 from the three months ended March 31, 2004. Revenue by operating segment for the three months ended March 31, 2005 and 2004 was as follows:

Revenue	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$465.8	$473.2	(1.6)%
IT infrastructure management services	17.5	22.3	(21.5)%

Combined	$483.3	$495.5	(2.5)%

Software direct marketing revenue decreased for the three months ended March 31, 2005 compared to the prior comparable period in 2004, primarily as a result of an increase in sales under software publishers’ agency programs that result, in accordance with our revenue recognition policy, in only an agency fee being recognized as revenue (“net” basis), rather than the final sales price of the software (“gross” basis). We recorded approximately $13.7 million and $10.1 million of Microsoft sales agency revenue attributable to license transactions under the sales agency program for the three months ended March 31, 2005 and 2004, respectively. In accordance with our sales agency agreement with Microsoft, the fee we earn is based on a percentage of the final sales price of the software sold. The amount of the percentage fluctuates and is based on a number of factors, such as the number of computers to which the software will be deployed, whether the licensing transaction is new or a renewal and whether additional products not originally contemplated in the contract are being purchased. Based on our review of relevant sales data, we estimate that the final sales price of the software sold by Microsoft under these agreements was $255.8 million for the three months ended March 31, 2005 and $184.1 million for the prior comparable period. We believe that the estimated final sales price of software sold by the publishers under sales agency agreements is useful information for determining our performance under these programs. Our estimated average sales agency fee as a percentage of estimated final sales price of 5.3% in the three months ended March 31, 2005 remained relatively stable from our 5.4% estimated average sales agency fee as a percentage of estimated final sales price for the prior comparable period. Sales under agency programs other than Microsoft were $0.2 million and $0.0 for the three months ended March 31, 2005 and 2004, respectively.

IT infrastructure management services revenue decreased for the three months ended March 31, 2005 from the prior comparable period in 2004 due to the early termination of two outsourcing contracts which resulted in approximately $4 million of termination revenue for the three months ended March 31, 2004.

Cost of revenue.    Cost of revenue decreased for the three months ended March 31, 2005 from the three months ended March 31, 2004. Cost of revenue by operating segment for the three months ended March 31, 2005 and 2004 was as follows:

Cost of revenue	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$429.1	$437.4	(1.9)%
IT infrastructure management services	13.6	13.1	3.8%

Combined	$442.7	$450.5	(1.7)%

The primary component of software direct marketing cost of revenue is the cost of the products sold. Software direct marketing cost of revenue decreased for the three months ended March 31, 2005 from the prior comparable period in 2004 due to the increased sales under software publishers’ sales agency programs that resulted in revenue being recorded on a “net” basis and a proportionate decrease in cost of revenue. Consideration received from software publishers, which varies by product, is recorded against cost of revenue.

The primary components of IT infrastructure management services cost of revenue are direct labor expenses, data processing expenses and telecom expenses. IT infrastructure management services cost of revenue increased for the three months ended March 31, 2005 from the prior comparable period due to $0.5 million in additional costs for contractors associated with new contract agreements signed during the year. These costs are recovered through the life of the agreement.

Gross profit.    We believe that gross profit is a key measure of business performance and period-to-period trends. Gross profit decreased 9.8% for the three months ended March 31, 2005 from the three months ended March 31, 2004. Gross profit by operating segment for the three months ended March 31, 2005 and 2004 was as follows:

Gross profit	Three months ended March 31,				% Change
	2005	% of Revenue	2004	% of Revenue
	($ millions)
Software direct marketing	$36.7	7.9%	$35.8	7.6%	2.5%
IT infrastructure management services	3.9	22.3%	9.2	41.3%	(57.6)%

Combined	$40.6	8.4%	$45.0	9.1%	(9.8)%

Software direct marketing gross profit for the three months ended March 31, 2005 increased 2.5% from the prior comparable period due to increased sales agency revenue attributable to the increased volume of software sold under the sales agency program discussed above. As a result, gross profit as a percentage of revenue also increased to 7.9% for the three months ended March 31, 2005 from 7.6% in the prior comparable period.

IT infrastructure management services gross profit decreased 57.6% for the three months ended March 31, 2005 from the prior comparable period due to the termination of two outsourcing contracts in 2004 that resulted in approximately $4 million of early termination revenue received in 2004.

SG&A expenses.    SG&A expenses increased for the three months ended March 31, 2005 from the three months ended March 31, 2004. SG&A expenses by operating segment for the three months ended March 31, 2005 and 2004 were as follows:

SG&A expenses	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$32.8	$29.1	12.7%
IT infrastructure management services	2.7	2.3	17.4%

Combined	$35.5	$31.4	13.1%

The primary component of software direct marketing SG&A expenses is employee compensation, including sales commissions. Other components of software direct marketing SG&A expenses include facilities expenses, travel expenses, professional fees, marketing expenses net of marketing development funds, insurance expenses and other corporate expenses. Software direct marketing SG&A expenses increased for the three months ended March 31, 2005 from the prior comparable period due to a favorable legal settlement of $0.9 million that was resolved during the prior comparable period. In addition, we incurred $1.2 million in increased sales expenses for the three months ended March 31, 2005 related to our recent hiring activities focused on SMB customers.

The primary component of IT infrastructure management services SG&A expenses is compensation for employees that work in sales and administration. Other components of IT infrastructure management services SG&A expenses are facilities expenses, insurance expenses and other corporate expenses. IT infrastructure management services SG&A expenses increased slightly for the three months ended March 31, 2005 from the prior comparable period due to a $0.2 million decrease in contractor and marketing expenses offset by increased sales and technical sales support expenses reflected in higher compensation costs.

Included in SG&A expenses for the three months ended March 31, 2005 and 2004 were non-cash compensation expenses recognized under SFAS No. 123 related to grants of stock options and other stock-based compensation programs. Non-cash compensation expense for the three months ended March 31, 2005 and 2004 by operating segment was as follows:

Non-cash compensation expense	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$0.7	$(0.2)	NM
IT infrastructure management services	0.5	0.5	0.0%

Combined	$1.2	$0.3	NM

Software direct marketing non-cash compensation expense increased $1.0 million for the first quarter of 2005 from the same period in 2004 due to increased participation in certain Level 3 equity plans by software direct marketing employees. The $0.2 million credit in 2004 related to an adjustment to amounts previously accrued for certain awards that were settled in cash.

IT infrastructure management services non-cash compensation expense during the three months ended March 31, 2005 remained constant with the three months ended March 31, 2004 due to similar levels of participation in certain Level 3 equity plans by IT infrastructure management services employees.

Restructuring expenses.    Restructuring expenses decreased $2.3 million for the three months ended March 31, 2005 from the prior comparable period as a result of completing integration and restructuring of our software direct marketing business in the three months ended March 31, 2004 that we began in 2003.

Depreciation expense.    Depreciation expense decreased for the three months ended March 31, 2005 from the three months ended March 31, 2004. Depreciation expense by operating segment for the three months ended March 31, 2005 and 2004 was as follows:

Depreciation expense	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$1.1	$0.9	22.2%
IT infrastructure management services	2.2	2.8	(21.4)%

Combined	$3.3	$3.7	(10.8)%

Software direct marketing depreciation expense increased for the three months ended March 31, 2005 from the prior comparable period as a result of the acceleration of depreciation of certain leasehold improvements related to the subsequent relocation of our corporate headquarters in the second quarter of 2005.

IT infrastructure management services depreciation expense decreased for the three months ended March 31, 2005 compared to the prior comparable period due to the termination of two outsourcing contracts during the quarter which resulted in the sale of the related IT assets subsequent to March 31, 2004.

Amortization expense.    Amortization expense remained unchanged for the three months ended March 31, 2005 from the prior comparable period.

Operating income (loss).    Operating income decreased for the three months ended March 31, 2005 from the three months ended March 31, 2004. Operating income by operating segment for the three months ended March 31, 2005 and 2004 was as follows:

Operating income (loss)	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$0.9	$1.6	(43.8)%
IT infrastructure management services	(1.0)	4.1	NM

Combined	$(0.1)	$5.7	NM

Software direct marketing operating income decreased for the three months ended March 31, 2005 compared to the prior comparable period due primarily to the increase in SG&A expenses of $3.7 million.

IT infrastructure management services operating income decreased for the three months ended March 31, 2005 compared to the prior comparable period due primarily to the decrease in gross profit, which was partially offset by the decrease in depreciation expense.

Adjusted OIBDA.    Adjusted OIBDA by operating segment for the three months ended March 31, 2005 and 2004 was as follows:

Adjusted OIBDA	Three months ended March 31,		% Change
	2005	2004
	($ millions)
Software direct marketing	$4.5	$4.2	7.1%
IT infrastructure management services	1.8	7.4	(75.7)%

Software direct marketing Adjusted OIBDA increased for the three months ended March 31, 2005 from the same period in 2004 due primarily to the increase in gross profit offset by the increase in SG&A expenses.

IT infrastructure management services Adjusted OIBDA decreased due primarily to the decrease in gross profit associated with the recognition of approximately $4 million of termination revenue in 2004.

Interest expense, net.    Interest expense, net of interest income, decreased for the three months ended March 31, 2005 from the prior comparable period due to the reduced working capital and intercompany borrowings we made from Level 3 during the three months ended March 31, 2005 under our working capital facility. The average balance of our working capital borrowings from Level 3 was $2.2 million for the three months ended March 31, 2005, and $37.5 million for the prior comparable period.

Other income, net.    Other income decreased $0.9 million for the three months ended March 31, 2005 from the prior comparable period primarily due to the decrease in unrealized foreign currency exchange gains.

Income tax expense.    Income tax expense decreased for the three months ended March 31, 2005 from the prior comparable period due primarily to the decrease in income from continuing operations before income taxes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue.    Revenue decreased for the year ended December 31, 2004 from the year ended December 31, 2003. Revenue by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Revenue	Year ended December 31,		% Change
	2004	2003
	($ millions)
Software direct marketing	$1,862.4	$1,922.5	(3.1)%
IT infrastructure management services	74.2	76.9	(3.5)%

Combined	$1,936.6	$1,999.4	(3.1)%

Software direct marketing revenue decreased in 2004 from 2003 primarily as a result of an increase in sales under software publishers’ agency programs that result, in accordance with our revenue recognition policy, in only an agency fee being recognized as revenue (“net” basis), rather than the final sales price of the software (“gross” basis). We recorded approximately $53.8 million and $35.4 million of sales agency revenue from Microsoft attributable to license transactions under the Microsoft sales agency program in 2004 and 2003, respectively. In accordance with our sales agency agreement with Microsoft, the fee we earn is based on a percentage of the final sales price of the software sold. The amount of the percentage fluctuates and is based on a number of factors, such as the number of computers to which the software will be deployed, whether the licensing transaction is new or a renewal and whether additional products not originally contemplated in the contract are being purchased. Based on our review of relevant sales data, we estimate that the final sales price of the software sold by Microsoft under these agreements was $975.2 million in 2004 and $660.6 million in 2003. We believe that the estimated final sales price of software sold by the publishers under sales agency agreements is useful information for determining our performance under the program. Our estimated average sales agency fee as a percentage of estimated final sales price of 5.5% in 2004 remained relatively stable from our 5.4% estimated average sales agency fee as a percentage of estimated final sales price in 2003. Sales under agency programs other than Microsoft were $0.3 million and $0.0 for the years ended December 31, 2004 and 2003. Revenue declines were partially offset by improvements in IT spending throughout the United States that we and the IT industry began to experience in the fourth quarter of 2003. In addition, the strengthening of the Euro and other foreign currencies against the U.S. dollar resulted in an estimated additional $88 million of software direct marketing revenue in 2004 compared to 2003.

IT infrastructure management services revenue decreased in 2004 from 2003 as a result of both lower pricing in 2004 we negotiated with our customers in exchange for contract extensions (approximately $6.8 million decrease in 2004) and further reductions of completed contracts and scheduled service/price reductions of $5.4 million. These pricing reductions were offset by new customer revenue of $5.3 million and approximately $4 million of early termination revenue received in 2004.

Cost of revenue.    Cost of revenue decreased for the year ended December 31, 2004 from the year ended December 31, 2003. Cost of revenue by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Cost of revenue	Year ended December 31,		% Change
	2004	2003
	($ millions)
Software direct marketing	$1,705.4	$1,781.0	(4.2)%
IT infrastructure management services	52.5	55.4	(5.2)%

Combined	$1,757.9	$1,836.4	(4.3)%

The primary component of software direct marketing cost of revenue is the cost of the products sold. Software direct marketing cost of revenue decreased in 2004 from 2003 due to the increase in sales under software publishers’ agency licensing programs that result in revenue being recognized on a “net” basis and a proportionate decrease in cost of revenue. Consideration received from software publishers, which varies by product, is recorded against cost of revenue.

The primary components of IT infrastructure management services cost of revenue are direct labor expenses, data processing expenses and telecom expenses. IT infrastructure management services cost of revenue decreased in 2004 from 2003 due to the termination of two contracts early in 2004 and the corresponding reduction in direct data processing and telecommunications costs associated with those contracts. We also reduced direct data processing and telecommunications costs of $1.8 million and $0.8 million, respectively.

Gross profit.    We believe that gross profit is a key measure of business performance and period-to-period trends. Gross profit increased 9.6% for the year ended December 31, 2004 from the year ended December 31, 2003. Gross profit by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Gross profit	Year ended December 31,				% Change
	2004	% of Revenue	2003	% of Revenue
	($ millions)
Software direct marketing	$157.0	8.4%	$141.5	7.4%	11.0%
IT infrastructure management services	21.7	29.2%	21.5	28.0%	0.9%

Combined	$178.7	9.2%	$163.0	8.2%	9.6%

Software direct marketing gross profit for 2004 increased 11.0% from 2003 due to increased sales agency revenue attributable to increased volume of software sold under the sales agency program and increased publisher rebates received of $2.0 million. Gross profit, as a percentage of revenue, increased to 8.4% in 2004 from 7.4% in 2003 due primarily to the reasons mentioned above.

IT infrastructure management services gross profit increased 0.9% from 2003 due primarily to approximately $4 million of termination revenue received in 2004, partially offset by contract termination expenses incurred.

SG&A expenses.    SG&A expenses decreased for the year ended December 31, 2004 from the year ended December 31, 2003. SG&A expenses by operating segment for the years ended December 31, 2004 and 2003 were as follows:

SG&A expenses	Year ended December 31,		% Change
	2004	2003
	($ millions)

Software direct marketing	$122.0	$126.1	(3.3)%
IT infrastructure management services	9.1	10.0	(9.0)%

Combined	$131.1	$136.1	(3.6)%

The primary component of software direct marketing SG&A expenses is employee compensation, including sales commissions. Other components of software direct marketing SG&A expenses include facilities expenses, travel expenses, professional fees, marketing expenses net of marketing development funds, insurance expense and other corporate expenses. Software direct marketing SG&A expenses decreased in 2004 from 2003 due to the reduction in employee compensation of $7.2 million experienced as a result of expense reduction efforts completed in 2003, offset by an increase in IT and systems expenses of $2.7 million associated with an internal assessment of our business support systems completed in 2004.

The primary component of IT infrastructure management services SG&A is employee compensation for employees not directly working on service contracts. Other components of IT infrastructure management services SG&A are facilities expenses, insurance expenses and other corporate expenses. IT infrastructure management services SG&A expenses decreased in 2004 from 2003 by 9.0%. This decrease actually understates the true reduction in SG&A expenses by $3.4 million as the 2003 expense figure reflects accrual reversals made in 2003. The original accrual was established prior to 2003 and related to a vendor dispute that was favorably resolved in 2003. Excluding the $3.4 million in accrual reversals in 2003, our SG&A expenses decreased by approximately 32%. This decrease was a result of 35% lower employee cash compensation expenses.

Included in SG&A expenses for 2004 and 2003 were non-cash compensation expenses recognized under SFAS No. 123 related to grants of stock options and other stock-based compensation programs. Non-cash compensation expenses decreased for the year ended December 31, 2004 from the year ended December 31, 2003. Non-cash compensation expense by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Non-cash compensation expense	Year ended December 31,		% Change
	2004	2003
	($ millions)

Software direct marketing	$1.0	$3.3	(69.7)%
IT infrastructure management services	2.5	3.9	(35.9)%

Combined	$3.5	$7.2	(51.4)%

The decrease in non-cash compensation expense is attributable to a decline in the value of 401(k) grants distributed to eligible employees and a reduction of employee participation in certain equity programs for IT infrastructure management services employees in 2004.

Restructuring expenses.    Restructuring and impairment charges of $3.3 million and $14.6 million were incurred in 2004 and 2003, respectively. These restructuring charges related to the integration and restructuring of our software direct marketing business, and included $4.1 million for lease termination costs for redundant facilities and $10.5 million of costs associated with the termination of approximately 500 employees in 2003.

Depreciation expense.    Depreciation expense decreased for the year ended December 31, 2004 from the year ended December 31, 2003. Depreciation expense by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Depreciation expense	Year ended December 31,		% Change
	2004	2003
	($ millions)
Software direct marketing	$3.2	$7.0	(54.3)%
IT infrastructure management services	11.0	14.2	(22.5)%

Combined	$14.2	$21.2	(24.0)%

Software direct marketing depreciation expense decreased in 2004 from 2003 due to certain assets and furniture, fixtures and equipment with a cost of $5.4 million becoming fully depreciated in 2003. In addition, depreciation was accelerated on certain assets located in a facility that was impaired as a result of the 2003 restructuring mentioned above.

IT infrastructure management services depreciation expense decreased in 2004 from 2003 due to the reduced level of capital expenditures associated with our focus on server-based management contracts and the reduction of $0.9 million of our fixed assets as a result of a sale of assets in conjunction with a contract termination.

Amortization expense.    Amortization expense for intangible assets acquired in our software direct marketing business for the year ended December 31, 2004 was $7.4 million, and remained unchanged from the amount recorded for 2003.

Operating income (loss).    Operating income increased for the year ended December 31, 2004 from the year ended December 31, 2003. Operating income (loss) by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Operating income (loss)	Year ended December 31,		% Change
	2004	2003
	($ millions)
Software direct marketing	$21.1	$(13.5)	NM
IT infrastructure management services	1.6	(2.8)	NM

Combined	$22.7	$(16.3)	NM

Software direct marketing operating income (loss) increased in 2004 from 2003 due to the increase in gross profit and the reduction of restructuring charges described above aided by decreases in SG&A.

IT infrastructure management services operating income (loss) increased in 2004 from 2003 due to the slight increase in gross profit and decrease in depreciation expense.

Adjusted OIBDA.    Adjusted OIBDA by operating segment for the years ended December 31, 2004 and 2003 was as follows:

Adjusted OIBDA	Year ended December 31,		% Change
	2004	2003
	($ millions)
Software direct marketing	$32.7	$4.2	NM
IT infrastructure management services	15.1	15.4	(2.4)%

Software direct marketing Adjusted OIBDA increased in 2004 from 2003 due to the increase in gross profit and decrease in restructuring costs as well as the decrease in SG&A costs in 2004 from 2003.

IT infrastructure management services Adjusted OIBDA decreased in 2004 from 2003 due primarily to the increase in SG&A costs in 2004 compared to 2003.

Interest expense, net.    Interest expense, net of interest income, for the year ended December 31, 2004 was $5.8 million which increased from 2003 due to the increase in due to Level 3, exclusive of the working capital loan from Level 3.

Other, net.    Other, net, increased to a gain of $9.5 million in the year ended December 31, 2004 from a gain of $1.4 million in the year ended December 31, 2003. In 2004, we realized a $9.0 million gain associated with the sale of certain investment securities obtained as part of the acquisition of Corporate Software. We do not expect to achieve gains of this nature and size in the future.

Income tax expense.    Income tax expense for the year ended December 31, 2004 was a $12.9 million provision compared to a $1.7 million provision for the year ended December 31, 2003. The increase in the effective tax rate from the statutory rate in 2004 and the decrease in the effective tax rate from the statutory rate in 2003 is primarily due to the nondeductibility of amortization expense and foreign and domestic valuation reserves.

Income (loss) from discontinued operations.    The loss from discontinued operations was $3.9 million for the year ended December 31, 2004 and $14.0 million for the year ended December 31, 2003. During fiscal 2003, we sold our contact services business and recorded a loss from discontinued operations of approximately $6.6 million, including a loss of $8.9 million on the sale of the business. Additionally, during 2003 we closed (i)Structure’s systems integration services business and recorded a loss from discontinued operations of $3.2 million in 2004 and $7.4 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

For 2002, the results of operations of Corporate Software and Software Spectrum are included in the combined results from their acquisition dates of March 13, 2002 and June 18, 2002, respectively. We have not included the results of operations for Corporate Software and Software Spectrum in 2002 for the period preceding the acquisitions which affects the period-to-period comparability of the year ended December 31, 2003 to the year ended December 31, 2002.

Revenue.    Revenue increased for the year ended December 31, 2003 from the year ended December 31, 2002. Revenue by operating segment for the years ended December 31, 2003 and 2002 was as follows:

Revenue	Year ended December 31,		% Change
	2003	2002
	($ millions)
Software direct marketing	$1,922.5	$1,798.2	6.9%
IT infrastructure management services	76.9	80.0	(3.9)%

Combined	$1,999.4	$1,878.2	6.4%

Software direct marketing revenue increased in 2003 from 2002 due to the full year of operations included in 2003 and improvements in IT spending throughout the United States that we and the IT industry began to experience in the fourth quarter of 2003. However, sales under software publishers’ agency programs that result, in accordance with our revenue recognition policy, in only an agency fee being recognized as revenue (“net” basis), rather than the final sales price of the software (“gross” basis) increased in 2003 compared to fiscal 2002. We recorded approximately $35.4 million and $12.8 million of sales agency revenue from Microsoft attributable to license transactions under the Microsoft sales agency program in 2003 and 2002, respectively. In accordance with our sales agency agreement with Microsoft (who provided 100% of our sales agency fee revenue for both 2003 and 2002), the fee we earn is based on a percentage of the final sales price of the software sold. The amount of the percentage fluctuates and is based on a number of factors, such as the number of computers to which the software will be deployed, whether the licensing transaction is new or a renewal and whether additional products not originally contemplated in the contract are being purchased. Based on our review of relevant sales data, we estimate that the final sales price of the software sold by Microsoft under these agreements was $660.6 million in 2003 and $262.6 million in 2002. We believe that the estimated final sales price of software sold under sales agency agreements is useful information for determining our performance under this program. Our estimated average sales agency fee as a percentage of estimated final sales price of 5.4% in 2003 increased from our 4.8% estimated average sales agency fee as a percentage of estimated final sales price in 2002. In addition, the strengthening of the Euro and other foreign currencies against the U.S. dollar resulted in an estimated additional $70 million of software direct marketing revenue in 2003 compared to 2002.

IT infrastructure management services revenue decreased from 2002 to 2003 as a result of both lower pricing in 2003 we negotiated with our customers in exchange for contract extensions (approximately $7.7 million decrease in 2003) and further reductions of completed contracts and scheduled service/price reductions of $4.9 million. These pricing reductions were offset by new customer revenue of $8.2 million.

Cost of revenue.    Cost of revenue increased for the year ended December 31, 2003 from the year ended December 31, 2002. Cost of revenue by operating segment for the years ended December 31, 2003 and 2002 was as follows:

Cost of revenue	Year ended December 31,		% Change
	2003	2002
	($ millions)
Software direct marketing	$1,781.0	$1,670.5	6.6%
IT infrastructure management services	55.4	58.4	(5.1)%

Combined	$1,836.4	$1,728.9	6.2%

The primary component of software direct marketing cost of revenue is the cost of the products sold. Software direct marketing cost of revenue increased in 2003 from 2002 due to the full year of operations included in 2003. The increase in the cost of revenue was partially offset by the increase in sales under software publishers’ agency licensing programs that result in revenue being recognized on a “net” basis which results in reduced cost of revenue. Consideration received from software publishers, which varies by product, is recorded against cost of revenue

The primary components of IT infrastructure management services cost of revenue are direct labor expenses, data processing expenses and telecom expenses. IT infrastructure management services cost of revenue decreased due to a $1.8 million decrease in expense reductions for mainframe hardware leases that were made in light of our decrease in mainframe management revenue. Cost of revenue also decreased because of lower tape service outsourcing costs of $0.9 million and lower disaster recovery charges of $0.8 million. These savings were offset by a $1.6 million increase in computing hardware and software maintenance costs.

Gross profit.    We believe that gross profit is a key measure of business performance and period-to-period trends. Gross profit increased 9.2% for the year ended December 31, 2003 from the year ended December 31, 2002. Gross profit by operating segment for the years ended December 31, 2003 and 2002 was as follows:

Gross profit	Year ended December 31,				% Change
	2003	% of Revenue	2002	% of Revenue
	($ millions)
Software direct marketing	$141.5	7.4%	$127.7	7.1%	10.7%
IT infrastructure management services	21.5	28.0%	21.6	27.0%	(0.5)%

Combined	$163.0	8.2%	$149.3	8.0%	9.2%

Software direct marketing gross profit for 2003 increased 10.7% from 2002, due to the full year of operations included in 2003, increased sales agency revenue attributable to increased sales volume of software sold under the sales agency program. As a result, gross profit, as a percentage of revenue, also increased to 7.4% in 2003 from 7.1% in 2002.

IT infrastructure management services gross profit decreased by less than 1% in 2003 from 2002, notwithstanding the 3.9% decline in revenue due to the reduction in cost of revenue discussed above.

SG&A expenses.    SG&A expenses increased for the year ended December 31, 2003 from the year ended December 31, 2002. SG&A expenses by operating segment for the years ended December 31, 2003 and 2002 were as follows:

SG&A expenses	Year ended December 31,		% Change
	2003	2002
	($ millions)
Software direct marketing	$126.1	$100.1	25.9%
IT infrastructure management services	10.0	8.7	14.9%

Combined	$136.1	$108.8	25.1%

The primary component of software direct marketing SG&A expenses is employee compensation, including sales commissions. Other components of software direct marketing SG&A expenses include facilities expenses, travel expenses, professional fees, marketing expenses net of marketing development funds, insurance expense and other corporate expenses. Software direct marketing SG&A expenses increased in 2003 from 2002 due to the full year of operations reflected in 2003, offset by the reduction in employee compensation of $7.2 million experienced as a result of expense reduction efforts completed in 2003.

The primary component of IT infrastructure management services SG&A expenses is employee compensation for employees not directly working on service contracts. Other components of IT infrastructure management services SG&A expenses are facilities expenses, insurance expenses, and other corporate expenses. IT infrastructure management services SG&A expenses increased in 2003 from 2002 primarily due to the recognition of prior years’ tax credits from certain state employment grants and incentive programs in 2002. During 2002, these tax credits totaled $5.6 million compared to $1.8 million in 2003. This variance was the result of a determination during the year that software maintenance, including costs from earlier periods, was a qualified expenditure under the program.

Included in SG&A expenses for the years ended December 31, 2003 and 2002 were non-cash compensation expenses recognized under SFAS No. 123 related to grants of stock options and other stock-based compensation programs. Non-cash compensation expense for the years ended December 31, 2003 and 2002 by operating segment was as follows:

Non-cash compensation expense	Year ended December 31,		% Change
	2003	2002
	($ millions)
Software direct marketing	$3.3	$0.6	NM
IT infrastructure management services	3.9	4.8	(18.8)%

Combined	$7.2	$5.4	33.3%

Software direct marketing non-cash compensation expense increased $2.7 million in 2003 from 2002 due to the full year of operations included in 2003 and the implementation and increase in participation in certain Level 3 equity plans during 2003 by software direct marketing employees.

IT infrastructure management services non-cash compensation decreased in 2003 from 2002 due to the decline in the value of 401(k) grants distributed to eligible employees.

Restructuring expenses.    Restructuring and impairment charges of $14.6 million and $5.0 million were incurred in 2003 and 2002, respectively. These restructuring charges related to the integration and restructuring of our software direct marketing business, and included $4.1 million for lease termination costs for redundant facilities and $10.5 million of costs associated with the termination of approximately 500 employees in 2003.

Depreciation expense.    Depreciation expense decreased for the year ended December 31, 2003 from the year ended December 31, 2002. Depreciation expense for the years ended December 31, 2003 and 2002 was as follows:

Depreciation expense	Year ended December 31,		% Change
	2003	2002
	($ millions)
Software direct marketing	$7.0	$6.4	9.4%
IT infrastructure management services	14.2	15.8	(10.1)%

Combined	$21.2	$22.2	(4.5)%

Software direct marketing depreciation expense increased in 2003 from 2002 due to the full year of operations included in 2003 partially offset by certain assets of $5.4 million becoming fully depreciated during the year. In addition, $0.8 million of accelerated depreciation related to certain assets located in a facility that was impaired in 2003 was recorded.

IT infrastructure management services depreciation expense decreased in 2003 from 2002 due to the decreased level of capital expenditures required for server-based contracts in 2003.

Amortization expense.    Amortization expense for intangible assets acquired in our software direct marketing business for the year ended December 31, 2003 was $7.4 million, an increase of $2.6 million from the year ended December 31, 2002 due to the full year of operations included in 2003.

Operating income (loss).    Operating income (loss) decreased for the year ended December 31, 2003 from the year ended December 31, 2002. Operating income (loss) by operating segment for the years ended December 31, 2003 and 2002 was as follows:

Operating income (loss)	Year ended December 31,		% Change
	2003	2002
		($ millions)
Software direct marketing	$(13.5)	$11.4	NM
IT infrastructure management services	(2.8)	(2.9)	NM

Combined	$(16.3)	$8.5	NM

Software direct marketing operating income decreased for 2003 from 2002 due to the full year of operations included in 2003. A full year of SG&A expenses and amortization expenses were included in the results for 2003. There was also a significant increase in restructuring expenses in 2003 from 2002. This was partially offset by an increase in gross profit in 2003 from 2002 due to a full year of revenue being included in 2003.

IT infrastructure management services operating loss was reduced for 2003 compared to fiscal 2002 due to reduced depreciation expenses and non-cash compensation expenses partially offset by the increase in SG&A expenses.

Adjusted OIBDA.    Adjusted OIBDA by operating segment for the years ended December 31, 2003 and 2002 was as follows:

Adjusted OIBDA	Year ended December 31,		% Change
	2003	2002
	($ millions)
Software direct marketing	$4.2	$23.2	(81.9)%
IT infrastructure management services	15.4	17.7	(13.0)%

Software direct marketing Adjusted OIBDA decreased for 2003 from 2002 due to the increase in gross profit in 2003 more than offset by full year impact of higher SG&A expenses and increased restructuring expenses.

IT infrastructure management services Adjusted OIBDA decreased in 2003 from 2002 due to the increase in SG&A expenses in 2003.

Interest expense, net.    Interest expense, net of interest income, increased $1.0 million for the year ended December 31, 2003 from the year ended December 31, 2002 due to the full year of operations reflected in 2003.

Other, net.    Other, net increased $4.7 million for the year ended December 31, 2003 from the year ended December 31, 2002, primarily as a result of the loss on disposal of assets of $1.5 million realized in 2002 and gain on foreign currency transactions of $1.5 million in 2003.

Income tax expense.    Income tax expense decreased $3.0 million to $1.7 million for the year ended December 31, 2003 from $4.7 million for the year ended December 31, 2002. The increase in the effective tax rate from the statutory rate in 2002 and the decrease in the effective tax rate from the statutory tax rate in 2003 is primarily due to the nondeductibility of amortization expense and foreign and domestic valuation reserves.

Income (loss) from discontinued operations.    Income from discontinued operations decreased $13.5 million for the year ended December 31, 2003 from the year ended December 31, 2002. During fiscal 2003, we exited Software Spectrum’s contact services business and recorded a loss from discontinued operations of approximately $6.6 million, including a loss of $8.9 million on the sale of the business. Additionally, during 2003 we closed our (i)Structure application services business and recorded a loss from discontinued operations of $7.4 million.

Liquidity and Capital Resources

Capital requirements and funding

Our software direct marketing business requires working capital that fluctuates significantly during the year. We use working capital primarily to finance the net changes in our accounts receivable and accounts payable. Over the past few years, we have experienced a noticeable decline in our working capital requirements due primarily to the continued adoption of the sales agency program. For the three months ended March 31, 2005 and 2004 the average daily outstanding balance of our working capital loan from Level 3 was $2.2 million and $37.5 million, respectively. For the years ended December 31, 2004, 2003 and 2002, the average daily outstanding balance of our working capital loan (calculated as the average of the balance outstanding as of each business day) from Level 3 was $24.2 million, $35.4 million, and $44.2 million, respectively. To the extent that the sales volume in our non-sales agency program (“gross” basis) increases we would not anticipate a continued decline in our working capital requirements, as declines due to the continued adoption of the agency program would be offset by increased working capital needs related to our volume in our non-sales agency program (“gross basis”).

We have capital invested primarily in our data centers, leased office space and computing infrastructure in our business and our historical losses associated with our discontinued operations. To maintain our internal data centers and computing infrastructure, we require annual capital expenditures of approximately $5.0 million each year. This represents an on-going requirement to maintain our technology platform. Additionally, our IT infrastructure management services business requires varying amounts of capital expenditures to support our customer contracts; the amount required varies from period-to-period depending on the size of the contract and the particular contracts. In our IT infrastructure management services business, the decline in computing costs and our focus on server-based IT infrastructure management services and customer provided hardware has reduced our overall capital expenditures. We would not expect the decline in capital expenditures to continue as a result of our minimum capital requirements for the functions of our IT infrastructure management services and any new customer contracts we sign requiring capital expenditures.

Prior to this offering, in addition to funds generated from operations, which were $(42.3) million and $(16.7) million for the three months ended March 31, 2005 and 2004, respectively, and $58.5 million, $49.2 million and $(81.1) million for the twelve months ended December 31, 2004, 2003 and 2002, we relied on an internal working capital facility and intercompany loans from Level 3 to finance our working capital and capital requirements, and we participated in Level 3’s centralized cash management system. First, in our software direct marketing business, we utilized the internal working capital facility with Level 3 and reflected only the advances and repayments required to meet our working capital needs. The balance of the internal working capital loan outstanding to Level 3 was $0 at March 31, 2005 and 2004, and December 31, 2004 and 2003. We were charged interest on our daily cash borrowings under this internal working capital facility. Second, all other cash and non-cash intercompany services charges, such as IT support, payroll and interest expense charges, are accounted for in our “Due to Affiliates” account, and totaled $70.1 million, $56.7 million and $73.7 million at March 31, 2005 and December 31, 2004 and 2003, respectively. Although we believe the charges from Level 3 for the corporate functions historically provided directly by Level 3 to us were based on actual costs incurred by Level 3, and which we believe are reasonable, we are unable to estimate the costs we would have incurred as if we had been a stand-alone entity. As a result of our smaller scale following the consummation of the offering, we may incur increased expenses for any medical claims coverage and risk management policies, such as directors’ and officers’ insurance.

In connection with this offering, we anticipate entering into an external working capital credit facility to fund future short-term working capital requirements. Based on information available at this time, we believe that an external working capital credit facility in the range of $75 to $100 million, when combined with cash on hand (which we anticipate to be approximately $25 million upon the consummation of the offering) will be sufficient liquidity to fund our business upon the consummation of the offering. Our anticipated cash on hand at the consummation of the offering of $25 million is based on an assumed accounts receivable to accounts payable ratio of 1:1. In the event that the sources of cash described above are not sufficient to meet our future cash requirements, we may sell additional equity or seek additional financing in the form of term loans, capital loans and operating leases. If debt financing is not available on acceptable terms, we may seek to raise funds through short-term borrowings from Level 3 under terms to be negotiated on an arms-length basis. Level 3 is not obligated to provide any such financing to us and we cannot anticipate the terms governing any financing provided by Level 3. If such actions are not sufficient, we may be required to decrease our sales volume in order to reduce the short-term working capital requirements of our business. In addition to the external working capital credit facility, we may also seek debt financing to repay any amounts due to Level 3.

As of March 31, 2005 and December 31, 2004, we had $70.7 million and $105.5 million, respectively, of cash, cash equivalents and marketable securities on hand. However, due to the timing of certain key publisher payments, it is not unusual to have significant fluctuations in our cash balances. Many of our publisher rebates are dependent upon paying publishers within terms, so we benefit from maintaining adequate working capital credit facilities.

As a result of the timing of our publisher payments combined with our receipts from customers, our cash position on any given day is not a strong indicator of financial condition. Instead, to assess the adequacy of our liquidity and capital reserves, we historically have focused on cash, accounts receivables, accounts payable, outstanding borrowings and remaining borrowing capacity under our credit facility.

Cash and cash equivalents.    The following table sets forth for the period presented certain consolidated cash flow information for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31 2005 and 2004:

Combined cash flow	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
	($ millions)
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$(42.3)	$(16.7)	$58.5	$49.2	$(81.1)
Net cash provided by (used in) investing activities	(1.6)	0.1	3.0	(10.0)	(203.0)
Net cash provided by (used in) financing activities	12.1	4.5	(5.1)	(42.1)	332.4
Net cash provided by (used in) discontinued operations	(1.4)	(1.6)	(5.2)	0.5	2.2
Effect of exchange rates on cash and cash equivalents	(1.6)	0.1	2.4	2.3	1.5

Net increase (decrease) in cash	$(34.8)	$(13.6)	53.6	(0.1)	52.0

Cash at beginning of period	$105.5	$51.9	51.9	52.0	—

Cash at end of period	$70.7	$38.3	$105.5	$51.9	$52.0

Three months ended March 31, 2005

The decrease in operating cash flows for the three months ended March 31, 2005 is attributable to fluctuations in our working capital balances which resulted in a $42.3 million use of cash during the three months ended March 31, 2005. Although the continued adoption of the sales agency program has had the effect of lowering our accounts receivable and accounts payable balances over time, our working capital requirements are typically higher in the first quarter of each year. This is due to the seasonal nature of our software direct marketing business which generates higher cost of revenue (payables) levels in the month of December which are subsequently paid to publishers during the first quarter of the next fiscal year. Toward the end of 2004, we experienced a significant increase in the number of customer requests for extended payment terms which increased our average days sales outstanding calculation to 51 for the three months ended March 31, 2005. Our standard payment terms are generally 30 days from the date of our customer invoice in North America and 45 days in Europe. In certain competitive cases, we allow extended payment terms after considering customer credit quality and overall profitability. During the three months ended March 31, 2005, our available credit levels with certain software distributors were reduced which contributed to our working capital requirements during the first quarter. We depend on publisher and supplier credit terms in conjunction with maintaining a sufficient working capital credit facility to meet our cash requirements and maintain operations.

Investing activities during the three months ended March 31, 2005 relate to $1.0 million of net capital expenditures related to our IT infrastructure management services business and $0.6 million of capital expenditures related to our software direct marketing business.

Financing activities in the three months ended March 31, 2005 consisted of $92.7 million of proceeds from Level 3, were offset by $80.4 million in repayments to Level 3. This activity relates primarily to daily borrowing and repayments under our internal working capital facility with Level 3 but also includes activity under the “Due to affiliates” account. Our debt due to Level 3 related to borrowings under our internal working capital facility with Level 3 was $0 at March 31, 2005 and December 31, 2004.

Year ended December 31, 2004

The increase in operating cash flows for the year ended December 31, 2004 from the year ended December 31, 2003 is attributable to a $5 million reduction in SG&A expenses and a $11.3 million reduction in restructuring charges in 2004 in our software direct marketing business. In addition, fluctuations in our working capital balances resulted in a $28.9 million source of cash in 2004 due to the timing of payments to key publishers during the quarter ended December 31, 2004. Although the continued adoption of the sales agency program has had the effect of lowering our accounts receivable and accounts payable balances over time, lower collection of accounts receivable increased our average days sales outstanding calculation to 53 in 2004 from 50 in 2003. During 2004, we experienced an increase in the number of requests for extended payment terms by our customers.

Investing activities in 2004 relate to $7.0 million of net capital expenditures related to our IT infrastructure management services business and $0.3 million of capital expenditures related to our software direct marketing business. The $3.0 million provided by investing activities for the year ended December 31, 2004 from the year ended December 31, 2003 is due to $9.5 million of cash proceeds received from the sale of certain marketable securities during 2004. The estimated value of marketable securities held at December 31, 2004 was less than $1 million. As such, we expect investing activities to be a use of cash in the future as we make capital expenditures.

Financing activities in 2004 consisted of $677.1 million of borrowed proceeds from Level 3, offset by $681.6 million in repayments to Level 3. This activity relates primarily to daily borrowings and repayments under our internal working capital facility with Level 3, but also includes activity under the “Due to affiliates” account. Our debt due to Level 3 related to borrowings under our internal working capital facility with Level 3 was $0 at December 31, 2004 and 2003. During 2004, we implemented a pooled bank account structure across Europe which enabled us to consolidate the number of required bank accounts and currencies to support our operations and reduced the amount of cash on hand in Europe.

Year ended December 31, 2003

The increase in operating cash flows for the year ended December 31, 2003 from the year ended December 31, 2002 is attributable to a $32.2 million source of cash related to the fluctuation in our working capital accounts in 2003 which offset the increase in SG&A expenses and restructuring charges incurred. Although the continued adoption of the sales agency program has had the effect of lowering our accounts receivable and accounts payable balances over time, improvements in the collection of accounts receivable lowered our average days sales outstanding calculation to 50 in 2003 from 54 in 2002 despite the 9.2% increase in gross profit.

Investing activities in 2003 relate to $9.8 million of net capital expenditures related to our IT infrastructure management services business and $0.9 million of capital expenditures related to our software direct marketing business.

Financing activities in 2003 consisted of $766.6 million of borrowed proceeds from Level 3 offset by $810.8 million in repayments to Level 3. This activity relates primarily to daily borrowings and repayments under our internal working capital facility with Level 3, but also includes activity under the “Due to affiliates” account. Our debt due to Level 3 related to borrowings under our internal working capital facility with Level 3 was $0 and $68.9 million at December 31, 2003 and 2002, respectively.

Year ended December 31, 2002

We used significant cash in operating activities during 2002 due to the fluctuation in our working capital accounts in 2002 which resulted in a $111.2 million use of cash. This use of cash was due to a $78.9 million payment made to Microsoft on December 27, 2002. We funded this temporary working capital requirement through our internal working capital facility with Level 3. Our debt due to Level 3 at December 31, 2002 was $68.9 million.

Investing activities in 2002 relate to $11.0 million of net capital expenditures related to our IT infrastructure management services business and $2.7 million of capital expenditures related to our software direct marketing business.

Financing activities in 2002 consisted of $435.4 million of borrowed proceeds from Level 3, offset by $362.6 million in repayments to Level 3 due to the significant end of year payment to Microsoft noted above. This activity relates to daily borrowing and repayments under our internal working capital facility with Level 3, but also includes activity under the “Due to affiliates” account. Our debt due to Level 3 related to borrowings under our internal working capital facility with Level 3 was $68.9 million at December 31, 2002.

The following table summarizes our contractual obligations and commercial commitments at December 31, 2004, as further described in the notes to the financial statements.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4 - 5 Years	After 5 Years
	($ millions)
Contractual obligations
Capital leases	$0.9	$0.6	$0.3	$—	$—
Interest expense obligations
Operating leases	47.7	6.0	9.1	6.1	26.5
Purchase obligations	30.1	—	12.5	11.5	6.1
Other commercial commitments
Letters of credit(1)	—	—	—	—	—
Total	78.7	6.6	21.9	17.6	32.6

(1)	Level 3 has provided cash collateral for a letter of credit issued on our behalf in the amount of $3.7 million at December 31, 2004. This activity has not been reflected in our combined financial statements. Subsequent to the completion of the offering we may be responsible for providing a replacement letter of credit totaling approximately $2.2 million.

Quantitative and Qualitative Disclosures about Market Risk

Our business plan includes selling software worldwide. As of December 31, 2004, we held enough foreign-denominated currency to fund our current working capital obligations. We have not made use of financial instruments to minimize our exposure to foreign currency fluctuations.

Foreign exchange rate fluctuations in 2004 resulted in incremental revenue of approximately $88 million for our software direct marketing business. However, due to the costs of our foreign operations, the effect on our gross profit was insignificant. The strengthened Euro against the U.S. dollar resulted in an increase in the Euro-denominated cash balances at December 31, 2004. We continue to analyze risk management strategies to reduce foreign currency exchange risk.

Future earnings and losses will be affected by actual fluctuations in foreign currency rates.

BUSINESS

Company Overview

We are a leading direct marketer of software and provider of licensing services to corporations. We make it easier and more cost-effective for customers to purchase and manage their software. We also offer IT infrastructure management services for mainframe and server-based systems. Through our software direct marketing and IT infrastructure management services, we believe that we offer our customers a full range of software purchasing and management services. We believe that the ability to offer a complete range of these services will become increasingly important to our customers.

Our software direct marketing business serves as an attractive, variable-cost sales and marketing channel for software publishers who wish to market, sell and distribute their products while limiting their need to rely exclusively on their own direct sales force. We have established software marketing and resale arrangements with major software publishers, including Adobe Systems, Citrix Systems, Computer Associates, McAfee, Microsoft, Novell, Sun Microsystems, Symantec and Trend Micro. Publishers that accounted for over 75% of our software direct marketing revenue in 2004 have worked with us since 1990. We are Microsoft’s largest reseller of enterprise software in the United States and a leading Microsoft software reseller worldwide. Consistent with Microsoft’s position as the leading software publisher, sales of Microsoft products have historically accounted for a majority of our revenue. In 2003 and 2004, sales of IBM products accounted for approximately 10% of our software direct marketing revenue. In 2004, we had approximately 18,000 software titles that had been sold within the last two years, consisting of approximately 150,000 SKUs. In 2004, we sold products from approximately 3,700 publishers. We focus on desktop productivity applications and related server, management and security products, such as Microsoft Office, Microsoft Windows, Adobe Acrobat, Microsoft SQL, Citrix MetaFrame® and Symantec AntiVirus. We have also recently developed and launched our Media Plane™ software to further assist businesses in managing their software assets.

During 2004, our software direct marketing business served approximately 5,600 corporate customers worldwide. A significant portion of our software services revenue are derived from sales to large organizations. In 2004, our customers included approximately 290 of the Fortune 500® companies and approximately 280 of the Fortune Global 500® companies. We market software products through an experienced software direct marketing sales force which, as of March 31, 2005, consisted of approximately 700 employees. Supporting our direct marketing efforts, our technology assessment services engineers assist our customers in selecting the appropriate software solutions. These engineers are trained on multiple, complex technologies and hold several certifications for a particular solution or category. Our sales force and technology assessment services engineers help our customers acquire and manage software in a more cost-effective way with the licensing programs, reporting services and software asset management tools that we offer.

Software publishers sell software to customers both directly and through indirect sales channels. Over time, the sale of software to corporate customers has evolved from a one-time sale of boxed products accompanied by perpetual licenses to complex licensing agreements with associated annual subscription payments. As software sales increasingly consist of licensing agreements that are predominantly sold through indirect sales channels, there is a greater focus by publishers and customers on the licensing knowledge and expertise of the indirect sales channel. According to IDC, the indirect sales channel is expected to grow faster than the direct sales channel from 2005 to 2008, both worldwide and in North America. We believe that our experience in working with leading software publishers and demanding corporate customers over the last 20 years positions us well within the software distribution industry.

Our IT infrastructure management services manage some or all of our customers’ centralized and departmental computing hardware and supporting infrastructure and software. Today, most of our IT infrastructure management services revenue is generated through engagements that are comprehensive in character. These engagements typically include providing computer hardware and supporting infrastructure and software for a specific computer platform. The major computing platforms for which we provide services include mainframes, Windows servers and Unix servers. For example, we currently provide a major oil distributor and retailer with mainframe and server IT infrastructure management services and a major mining company with Unix server IT infrastructure management services. The computing environments that we manage usually reside in our data centers, but we also provide IT services to computing environments that remain on the customer premises or co-location space in other locations. We own data centers in Omaha, Nebraska and Tempe, Arizona.

As of December 2004, our IT infrastructure management services business served 43 corporate customers in a number of industries. We believe that businesses use IT infrastructure management services to reduce their costs and improve the quality of their IT infrastructure management services. These services also enable businesses to redirect their internal IT resources to activities that add more value to their business, such as developing business applications.

In addition to expanding our comprehensive IT infrastructure management services, we also intend to continue developing discrete IT infrastructure management services designed to meet specifically-defined needs of prospective customers. Recently, we have introduced discrete IT infrastructure management services offerings, such as our hosted Microsoft Exchange and managed network services. We expect that these discrete IT infrastructure management services will be helpful in establishing new relationships both with large enterprises and SMB customers as such businesses increasingly recognize the value of these services. We define the SMB market as businesses with fewer than 2,500 desktops.

See also Note 14 to the Combined Financial Statements, as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004, and Note 9 to the Combined Financial Statements, as of March 31, 2005 and for the three months period ended March 31, 2005 and 2004, (unaudited) for more financial information regarding Adjusted OIBDA and our industry and geographic data.

Company Structure

We are a holding company with no operations. Our software direct marketing business is operated through our subsidiary, Software Spectrum, and our IT infrastructure management services is operated through our subsidiary, (i)Structure. Prior to this offering, we operated as an indirect wholly-owned subsidiary of Level 3, with our software direct marketing and IT infrastructure management services businesses operating as independent wholly-owned subsidiaries of Level 3. Our immediate parent was Level 3 Financing, a direct and wholly-owned subsidiary of Level 3. Prior to the consummation of this offering, Level 3 Financing will have contributed to us its equity ownership in its wholly-owned subsidiaries, (i)Structure and Orygen, LLC (Orygen). Historically, Orygen was an operating company within the Level 3 information services group which provided systems integrated services. Orygen incurred losses in providing these services, and in 2003 its operations were discontinued. Level 3 Financing is contributing Orygen, including its favorable tax attributes, to us because the tax attributes were created while Orygen was a member of Level 3’s information services group. Assets attributable to Orygen were not significant at December 31, 2004 and 2003. Prior to the consummation of this offering, no cash consideration will be paid by Technology Spectrum in exchange for these equity contributions and related tax attributes. However, as of March 31, 2005 in addition to the $26.7 million due to Level 3 related to Software Spectrum, we have included the following in our financial statements: (i) $4.9 million due to Level 3 related to (i)Structure; (ii) $38.5 million due to Level 3 related to Orygen; and (iii) $2.0 million due to Level 3 consisting of provisions for income taxes that would have been payable by us as a stand-alone entity.

Level 3 Financing is offering all of the shares of our common stock to be sold in this offering. Level 3 financing has advised us that it is selling shares of our common stock to raise funds for its general corporate purposes. Upon completion of this offering, Level 3 (through Level 3 Financing) will beneficially own approximately     % of our outstanding common stock or     % if the underwriters exercise their over-allotment option in full. It is our understanding that Level 3 does not currently intend to distribute the remaining shares of our common stock to its stockholders. Level 3 will retain the right to nominate 20% of the members of our board of directors so long as it beneficially owns 20% of the issued and outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions” for summaries of arrangements, transactions and agreements between Level 3 and us.

Our Markets

Software Direct Marketing and Licensing Services

The software business is an evolving industry categorized by new technologies, changing demands, different sources of competition and shifting business models. With the increased affordability and standardization of desktop computers, publishers of desktop productivity software have benefited greatly from an expanded universe of users. The presence of a personal computer at nearly every office desk, regardless of industry and job function, has also been supported by networking, security and management products related to this computing infrastructure. Examples of desktop productivity software and related server, management and security products include Microsoft Office, Microsoft Windows, Adobe Acrobat, Microsoft SQL Server, Citrix MetaFrame® and Symantec AntiVirus. Desktop productivity applications differ from highly-customized enterprise software applications (ERP) and customer relationship management (CRM) applications in that: (1) the user population for ERP and CRM applications is often a small functional subset of the entire enterprise; (2) significant customization and integration are often part of each ERP or CRM application installation; and (3) the added value from using ERP and CRM applications generally is in automating enterprise-wide business processes.

Software publishers sell their products either directly to end users or through indirect channels. The indirect sales channel includes original equipment manufacturers (OEMs), IT wholesale distributors (i.e., multi-tier) and direct marketers (i.e., single-tier). OEMs typically sell multiple software titles as part of a bundled hardware and software offering through distributors or directly to the end user. IT wholesale distributors purchase products directly from the publisher or from the OEM and sell to a direct marketer (for sales to corporate customers) or a retailer (for sales to retail customers). Direct marketers purchase directly from publishers or from wholesale distributors and in turn sell the software to the end user. There are exceptions to these general methods of sale depending on the software, the customer base and the publisher.

The indirect channel provides a cost-effective means for software publishers to market and sell software to a broader set of customers. According to IDC, in 2003, more than 70% of system software (such as Microsoft® Windows XP operating system, Red Hat Linux®, Citrix MetaFrame® and Symantec Norton Utilities®), as well as consumer and content applications, was sold through indirect sales channels. In 2003, other software categories with more than 40% of sales through indirect sales channels included collaborative applications (such as Microsoft Exchange/Outlook® and IBM Lotus® Domino®/Notes®), application development management (such as Microsoft Visual Studio®.NET, Borland JBuilder® and IBM WebSphere® Studio), security software (such as Computer Associates eTrust™ Identity, VeriSign PKI® and Symantec Norton Personal Firewall™) and information and data management software (such as IBM DB2® and Microsoft SQL Server). Recently, certain software publishers (such as Microsoft) increasingly have utilized sales agency and licensing programs under which the publisher transacts directly with the end user. However, even under this sales agency program direct marketers have remained integral to the sales process by providing pre- and post-sales support marketing, reporting and licensing management services for which they receive an agency fee from the publisher.

Desktop productivity software and related server, management and security products were originally sold as boxed products with perpetual licenses. Direct marketers used to sell the boxed product to end users who would purchase new titles or upgrades periodically. Direct marketers provided warehouse space and physical proximity to customers. However, with networked broadband access, it has become increasingly easier to distribute software electronically. As a result, the role of successful direct marketers in the sale process has changed from providing physical inventory to advising customers on the licensing and management of software assets across their enterprise.

As a result of the rapidly-changing software industry and the complexity of and demands placed on the corporate IT environment, in the last few years there has also been a trend among end users to move away from one-time transactional purchases of perpetual licenses to annual purchases of licenses and add-on support. For example, desktop productivity software is constantly being updated and the number of software titles continues to increase. Annual subscriptions for ongoing maintenance and updates are also prevalent among corporations in response to the rise in security threats such as viruses and spam. Many businesses now enter into multi-year enterprise-wide software licensing agreements to simplify the procurement and deployment process across their IT departments to, among other things, avoid duplicative purchases. However, these agreements, which vary considerably, also add a level of complexity to the process. Corporations must maintain multiple licensing programs as they purchase products from multiple purchasers to service their needs at their various offices. As a result of this complexity, there is a greater focus on the licensing knowledge and expertise of the direct marketer.

According to IDC, worldwide software end user spending is expected to increase from approximately $214 billion in 2005 to approximately $263 billion in 2008, representing a CAGR of 7.2%. Software end user spending in North America is expected to increase from approximately $109 billion in 2005 to approximately $132 billion in 2008, representing a CAGR of 6.8%.

According to IDC, software end user spending through the indirect channel is expected to increase at a faster rate than spending through direct channels. In 2005, software end user spending through indirect channels is expected to be approximately $90 billion worldwide and approximately $44 billion in North America. From 2005 to 2008, this is expected to increase to approximately $116 billion worldwide and approximately $56 billion in North America, representing a CAGR of 8.8% and 8.2%, respectively. From 2005 to 2008, the increase in software end user spending through direct channels is expected to equal a CAGR of only 6.0% worldwide and a CAGR of 5.9% in North America. These growth rates represent a recovery in software end user spending after the time period from 2001 to 2003. From 2001 to 2003, worldwide software end user spending increased at a CAGR of 0.6% and North America software end user spending declined at a CAGR of 0.7%.

IT Infrastructure Management Services

We believe that there is an increasing preference for businesses to have their IT infrastructure managed by a third-party rather than internally. We attribute this to the growing complexity of IT operations, the need to maintain quality service levels and the difficulty in maintaining the right technical expertise in a cost-efficient manner to meet a business’ changing needs.

IT outsourcing includes a portfolio of product support and professional services that provide the client with the IT infrastructure, enterprise applications and business process services to support business operations. IT outsourcing includes the following IT infrastructure management services:

•	data center outsourcing, which involves the day-to-day management of mainframe and server environments, including storage and backup;

•	desktop outsourcing, which involves the day-to-day management and operation of help-desk or onsite desktop support functions;

•	enterprise and public network outsourcing, which involves managing and supporting premises or core network infrastructure or enterprise telecommunications assets and associated network security; and

•	enterprise applications outsourcing, which involves the management of applications software in the server, host or desktop environments and delivery of the required applications services.

A significant portion of our IT infrastructure management services revenue can be attributed to data center outsourcing services.

Our Strengths

We believe the following strengths will enable us to remain a leading provider of software to corporations as well as to expand our role as a provider of IT infrastructure management services:

•	Demonstrated track record of serving large corporate customers. We have been a direct marketer of software since 1983. Since that time, we have served the diverse software needs of demanding corporate customers and have demonstrated our ability to grow as the software direct marketing industry has changed. In 2004, our software direct marketing customers included approximately 290 of the Fortune 500® and approximately 280 of the Global Fortune 500® companies. Our proven capabilities are primarily a result of our extensive knowledge of software licensing and our sales force. We will use these capabilities to broaden our presence within the SMB market. In addition to these large organizations, in 2004, our software direct marketing business served approximately 5,600 corporate customers worldwide. More than half of our software direct marketing customers have been customers for over three years. We have been a provider of IT infrastructure management services since 1990 and, as of December 2004, we served 43 customers.

•	Established publisher relationships. We have long-standing relationships with major software publishers such as Adobe Systems, Microsoft and Symantec. The indirect sales channel serves an integral function in the sale of software for publishers who wish to market, sell and distribute their products while limiting their need to rely exclusively on their own sales force. In contrast to other direct marketers and distributors of software that provide a combination of components, hardware and software, our offerings have been primarily focused on software. We believe that publishers value our software licensing knowledge and software-only focus, which enables us effectively to market software and to provide the publishers information regarding customer buying and usage patterns. This is illustrated through such awards as the Microsoft Excellence Award we recently received on May 18, 2005.

•	Single access point for a wide range of corporate software purchases. In 2004, we had approximately 18,000 software titles that had been sold within the last two years, consisting of approximately 150,000 SKUs. In 2004, we sold products from approximately 3,700 publishers. Our wide range of offerings, combined with our global presence, allows us to provide a consistent level of service and act as a single access point for customers with international operations. Customers are able to procure software from all over the world through our website and by using our e-commerce capabilities. Our software management tools enable customers to collect information for their organization on a manageable basis. Our purchase reports provide pricing information for future purchases and renewals, and for companies with centralized procurement departments, offer a greater ability to control the purchasing activities of their remote locations. We also offer wireless services, and have recently begun to offer blackberry server support. In addition, we believe that our recently-introduced Media Plane™ software enables our customers to manage their software assets more effectively.

•	Comprehensive advisory services for software procurement and management. Because customers must resolve a wide range of decisions before they can optimize their software solutions, we believe that they increasingly prefer service-oriented solutions that help them address the various decisions they must make in selecting, installing, maintaining and implementing their software assets. To provide these solutions, in connection with our direct marketing efforts, we employ technology assessment services engineers who are trained on multiple complex technologies and hold diverse certifications for a particular solution or category to assist customers in selecting appropriate solutions. By integrating software direct marketing and IT infrastructure management services, we expect to become a stronger single-source service provider and advisor, which we believe will provide us with a competitive advantage.

•	Proven support through our technical capabilities and data centers. Our position within the industry is strengthened by the technical capabilities of our employees. We employ approximately

300 experienced technical specialists and software engineers between our software services and IT infrastructure management services businesses. We believe that these technicians and engineers enable us to provide value-added services which enhance our customer relationships. Additionally, we service our IT infrastructure management customers through data center facilities that were designed and built with fault-management systems solely for computer outsourcing. We own and operate approximately 145,000 square feet of space, including approximately 60,000 square feet of raised floor, technical space in our Nebraska and Arizona data centers.

•	Broad global presence. Our approximately 5,600 customer accounts are located in over 170 countries. We believe that a local presence enables us to provide better sales coverage and customer service to local customers, and thus have established U.S., European and Asian-Pacific operation centers. We employ resident sales forces who are better situated to understand the needs of and to communicate with our customers in our sales offices located in Australia, Belgium, Canada, France, Germany, the Netherlands, Italy, Hong Kong, Singapore, Spain, Sweden, the United Kingdom and the United States. In those regions in which we do not have a physical presence, such as Japan, China, India and Latin America, we serve our customers through strategic relationships. We also invoice our customers in 12 local currencies. Our global presence is attractive to our publishers as it provides them access to a global sales force. Our customers benefit from our global presence due to our ability to coordinate their global software purchases and to provide them with enterprise-wide reporting tools.

•	Highly-experienced management team. Our senior management team possesses significant industry experience and expertise including an average tenure of over eight years with us and approximately 18 years in their respective fields of expertise, which include, sales, operations, marketing, engineering, finance, law and corporate strategy.

Our Strategy

We intend to continue to help corporations increase their focus on their performance by improving how they select, purchase and manage software and by outsourcing their IT infrastructure. We will seek to do this principally by:

•	Leveraging our existing customer relationships. As we introduce new products and services, such as our Media Plane™ software, hosted Microsoft Exchange and our new wireless offerings, we intend to leverage the experience of our sales force and our relationships with existing customers. We believe that our sales force will help us deepen relationships with customers as we cross-sell existing offerings and sell new services to our customers. We believe that the technical expertise of our employees, combined with our existing customer relationships and IT infrastructure management services, will provide us with a competitive advantage.

•	Continuing to strengthen our relationships with software publishers. We intend to continue to serve as an attractive means for software publishers who use the indirect sales channel to market, sell and distribute their products. The software industry evolves constantly, and we will continue to assist publishers in recognizing and adapting to these changes. Because we interact with both publishers and customers, we believe we have developed an expertise in software licensing that not only helps customers purchase software on an efficient basis, but also provides publishers with better information regarding customer buying, licensing and usage patterns. We believe we have gained this knowledge by providing advisory services in the early stages of the software procurement process and by servicing the diversified software needs of a demanding corporate customer base.

•

Further expanding our presence in the SMB market.    SMB customers represent an attractive market due to an expected higher growth in IT spending than large organizations. For example, Forrester Research (Forrester) expects U.S. SMB (defined by Forrester as companies with six to 999 employees) IT spending to increase at a CAGR of 8.1% from 2004 to 2005 as compared to a CAGR of 5.9% for large organizations. We believe that SMB customers have the strongest potential for growth with respect to both the software direct marketing and IT infrastructure management services businesses, because SMB customers face higher per capita costs of managing software in-house relative to large businesses.

In 2004, we served approximately 3,000 customers, which we define as SMB customers. We intend to further expand our customer base in the SMB market through our software licensing knowledge and our IT infrastructure management services solutions. In January 2004, we began to focus our direct marketing software sales force on the mid-market and our discrete IT infrastructure management services, such as hosted Microsoft Exchange and managed networks services. We will continue to evaluate opportunities to open new international sales offices or enter into strategic relationships to better serve SMB customers. We believe that several of our service offerings—voice over internet protocol (VOIP) applications, disaster recovery and software direct marketing e-commerce capabilities—are attractive to these customers. We also believe that our integrated platform will allow us to establish a strong position within the market to capture spending by SMB customers from any increased demand of software services, such as discrete IT services.

•	Developing additional discrete IT infrastructure management services. We will continue to provide comprehensive IT infrastructure management services. In addition, we believe there will be increasing opportunities to provide discrete IT infrastructure management services as technology requirements for businesses of all sizes expand and businesses increasingly recognize the value of such services. We believe that relationships that begin with a single, discrete service may potentially expand to include additional services and, ultimately, may develop into the opportunity to provide comprehensive IT infrastructure management services. Because we expect these discrete services to consist initially of service offerings we currently provide, we believe they can be developed on a cost-effective basis.

Investing in our common stock involves substantial risk. There are many factors which could harm our business and limit our ability to execute our business strategy. For example, the growth of our software direct marketing business depends in part upon the continued and increased use of the indirect sales channel by both software publishers and end-users. If methods of distribution that exclude direct marketers become more common, we may not be able to realize the full benefits of our relationships with publishers and our overall results of operations could be materially adversely affected. Additionally, our newly integrated business may be less successful in achieving any further expansion in the SMB market than a more seasoned company or a competitor with greater financial resources that can offer a broader range of products and services as well as better pricing opportunities. Furthermore, Level 3’s significant ownership of our common stock after the consummation of the offering also presents potential conflicts of interest regarding, among other things, our past and ongoing relationship with Level 3 and sales or distributions by Level 3 of all or part of its ownership interest in us. This concentration of ownership could impede our business development, depress the market price of our common stock and may also delay or deter others from initiating a potential merger, takeover or other change in control, even if these events would benefit our other stockholders. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 11.

Products and Services

Software Direct Marketing

Advice, Information and Education

We advise, inform and educate our customers regarding the wide range of procurement and licensing choices available to them. We publish newsletters, service and product brochures and product catalogs and also provide other timely information coincident with major product releases.

We author and provide white papers and consulting advice to our customers to allow customers to realize the potential benefits associated with licensing programs. We provide our customers with a methodology for evaluating their individual software management process and analyzing issues in selecting and implementing the licensing programs offered by various publishers. Our advice is designed to assist customers in selecting a software management plan, including internal distribution services, communicating with end users, reporting and complying with licensing agreements.

Our customer magazine, In Touch™, provides new product information and case studies from existing customers who are implementing the latest products and technologies from software publishers worldwide and offers news and commentary on industry trends and Company-sponsored seminars and other technology related events. We prepare and distribute a Licensing and Software Management Guide™ which provides the purchasing requirements and qualification restrictions of the numerous licensing publisher programs. Our customers have expressed interest in this publication, which we believe is a result of the potential savings a corporation can realize by utilizing alternative procurement methods provided by this publication. Our newsletter, Inside Track™, contains publisher news and is sent to our sales force monthly via email. Our sales force then redistributes the newsletter to our customers.

Our website contains company news and information designed to educate customers about our services, our software titles (including third party reviews), the publishers we represent and the latest trends in the industry. We conduct online seminars, or webinars, to train our customers on our online services and host partner webinars. Additionally, we convene a global customer roundtable twice a year and schedule other roundtables as part of our publisher marketing.

Licensing Services

Our customers can acquire software applications either through licensing agreements or by purchasing boxed products. Over 80% of our customers purchase their software applications through licensing agreements which we believe is a result of the ease of administration they provide and their cost effective nature. Licensing agreements, or right-to-copy agreements, allow a customer to either purchase a license for each of its users in a single transaction or periodically report its software usage, paying a license fee for each user. For customers, the overall cost of using one of these methods of acquiring software may be substantially less than purchasing boxed products.

As software publishers choose different procedures for implementing licensing agreements, businesses are faced with a significant challenge to evaluate all the alternatives and procedures to ensure that they select the appropriate agreements, comply with the publishers’ licensing terms and properly report and pay for their software licenses. A large, multinational corporation may have over 100,000 users increasing the complexity associated with purchasing and managing their software assets. We work closely with our customers to understand their requirements and educate them regarding the options available under licensing agreements.

Many of our customers who have elected to purchase software licenses through licensing agreements have also purchased software maintenance, which allows customers to receive new versions, upgrades or updates of software products released during the maintenance period in exchange for a specified annual fee. These fees may be paid in monthly, quarterly or annual installments. Upgrades and updates are revisions to previously published software that improve or enhance certain features of the software and/or correct errors found in previous versions. We assist publishers and customers in tracking and renewing these agreements.

Our proprietary systems support the requirements necessary to service licensing agreements for our customers. Our systems provide individualized customer contract management data, assist customers in complying with licensing agreements and provide customers with necessary reporting information.

In connection with certain enterprise-wide licensing agreements, publishers may choose to sell, bill and collect from customers directly. In these cases, we provide pre-sales and ongoing support services such as invoicing, contract documentation and ongoing reporting. We earn a service fee directly from the publisher for performing these functions.

Procurement Services

Most of our products are ordered by the customer’s procurement or IT department and may be billed to another department of the customer at a different site. These customers can submit orders telephonically, by facsimile or email or through their computer systems via e-commerce capabilities, such as our electronic data interchange (EDI) capabilities or our website.

We participate in the electronic procurement arena in order to help customers control costs, streamline the procurement process and improve operational efficiencies. We do this primarily through our website and our Electronic Business-to-Business Partner Program (e-B2B Partner Program):

•	Our website. Our website provides tools which allow customers to restrict purchasing only to pre-approved products or allow an administrator at a customer location to give users within that organization access to the customer’s online account, but restrict the level of their activity and the features and options available to them. Through our website, we make available open-order status and purchase activity reports formatted to meet each customer’s specifications. We also maintain a suite of Internet-based tools that enable customers to manage their software procurement. For most of our larger customers, we create customized electronic product catalogs containing product information and pricing. These electronic catalogs are accessed through search engine functionality, which enables customers to quickly locate and compare products they need.

•	Our e-B2B Partner Program. Under our e-B2B Partner Program, we have established relationships with e-procurement providers, such as Ariba, Oracle, Perfect Commerce and SAP to support customers’ implementations of the various e-procurement platforms in an effort to streamline procurement processes and improve operational efficiencies.

Fulfillment Services

Our customers receive the software they purchase from us either directly from the publisher or from us through our distributors. Approximately 85% of the software we sell is sold through software licensing arrangements with the remaining being shrink-wrap products. We have outsourced virtually all of the fulfillment of shrink-wrap products to third-party distributors including Avnet, Inc., Ingram Micro, Inc., SYNNEX Information Technologies, Inc. and Tech Data Corporation. Products fulfilled through third-party distributors usually ship the same day we receive the order. The software products we obtain through these distributors are readily available from other parties.

Media PlaneTM Software

In January 2005, we launched sales of Media Plane™, an integrated software asset management platform that is designed to enable IT organizations to gain better control of their software assets, thereby saving money and helping to ensure software compliance. We developed the Media Plane™ software after having observed in our primary software reselling business that, in spite of investing in software asset management tools, our customers may still make unnecessary purchases, fall out of compliance with software licenses, are slow to distribute software to their employees, and do not feel that they are in control of their software asset lifecycle. Our Media Plane™ software is designed to help companies manage complex licenses by determining who is entitled to purchase or use a software license, the right media for a license entitlement, how to access the software, how to entitle users, groups and the enterprise to receive the software, and how to manage entitlements going forward. The Media Plane™ software is designed to integrate with a company’s internal processes and other asset management technology to allow the company to more efficiently purchase, deploy and manage their software assets. We did not recognize any revenue for sales of Media Plane software for the three years ended December 31, 2004, and we recognized almost no revenue for the quarter ended March 31, 2005.

IT Infrastructure Management Services

We service our IT infrastructure management services customers through our data center facilities. We own and operate approximately 145,000 square feet of space, including approximately 60,000 square feet of raised floor, technical space in our Nebraska and Arizona data centers. These data centers were designed and built for the purpose of providing computer infrastructure management services. For example, the Omaha facility was designed to accommodate the special requirements of an information services company and the Tempe facility was designed to specifically support data center activities. The data centers were also built with fault management systems, can operate independent of public utilities, and are self-contained. We believe we have placed these facilities in favorable geologic locations.

We have completed successful SAS 70 (Statement on Accounting Standard No. 70) Type II Audits for several consecutive years. The SAS 70 Type II “Report on Service Organization” is performed annually by a Big Four accounting firm. These SAS 70 Type II reviews may contribute positively to our customers’ Sarbanes-Oxley Section 404 compliance as the Public Company Oversight Accounting Board has stated that a successful SAS 70 Type II audit may be used by management of our customers and their auditors to assist in achieving Sarbanes-Oxley Section 404 requirements. We believe having successful SAS 70 Type II Audits provide us a competitive advantage.

Comprehensive IT Infrastructure Management Services.    Our IT infrastructure management services manage some or all of our customers’ centralized and departmental computing hardware and supporting infrastructure and software. Today, most of our IT infrastructure management services revenue is generated through engagements that are comprehensive in character. These engagements typically include providing computer hardware and supporting infrastructure and software for a specific computer platform. The major computing platforms for which we provide service include mainframes, Windows servers and Unix servers. The components included in each comprehensive services contract vary for the customer’s specific needs. Our relationships include managing and operating computing and networking environments for our customers. However, we also have the flexibility to use customer provided computing hardware and software. In most cases, our customers use our shared data storage, data backup and network infrastructure systems. However, as computing costs decline, combined with a focus on lower capital-intensity server-based management services.

Examples of engagements in which we provide comprehensive IT infrastructure management services include:

•	We provide comprehensive mainframe, UNIX, Windows and network IT infrastructure management services. We are responsible for all operational management of the IT infrastructure. We supply the mainframe hardware and operating system software while the customer provides the server hardware, operating system software and all business application software running on both the mainframe and server environment. The mainframe supports an ERP application and several departmental applications. The server IT systems provide support for departmental applications, infrastructure, security and web applications. The systems for this customer run in our data center facilities in addition to certain customer’s locations.

•	We provide comprehensive Windows, UNIX and network IT infrastructure management services. We manage the servers, infrastructure software and network providing monitoring, maintenance and operational support 24 hours a day, seven days a week. The customer provides the applications and operating system software while we provide the hardware which is managed in our data center facilities.

•	We manage an AS400 and network IT infrastructure environment. We provide monitoring, backups, storage infrastructure management, and operational support 24 hours a day, seven days a week. We supply the hardware and operating systems software and the customer provides the ERP application running on the AS400. The hardware is located in our data center.

Discrete IT Infrastructure Management Services.    While our comprehensive IT infrastructure management services have proven attractive to many companies, other companies prefer to outsource more narrowly-defined components of their IT infrastructure. We currently provide the following discrete services to some of our customers on a subscription basis and pursuant to multi-year service offerings:

•	Hosted Email Messaging. Our new hosting messaging service, (i)ConnectionSM, introduced in May 2004 is based on the Microsoft Exchange 2003 product. This service allows customers to delegate to us the management of their Microsoft Exchange 2003 environment.

•	Network Management and Security Services. Our network management and security services allow customers to delegate the management of network circuits and basic networking devices to our network engineering, management and monitoring group. We use a number of telecommunication providers, including Level 3, to provide this service. Complementing the Network Management Services is our Managed Security Services, which provides virtual private network, firewall, virus, intrusion detection and intrusion prevention services.

•	VOIP. Since May 2004, we have provided VOIP management services on an outsourced basis. This service allows our customers to delegate to us the management of this growing telecommunications platform. We can provide this service as part of a larger outsourcing relationship or on a standalone basis.

•	Disaster Recovery Services. We provide disaster recovery services to some of our customers who purchase comprehensive IT infrastructure management services from us. We manage the development and testing of disaster recovery plans that rely on data center facilities provided by a third party.

Key Service Delivery Processes.    Both our comprehensive and discrete IT infrastructure management services are provided through the following key service delivery processes:

•	Transition Services. To support the migration of a customer’s environment to our data centers we use a six-phase transition methodology with particular emphasis on risk assessments and the resulting contingency plans centered on avoiding disruptions to the customer’s business activities.

•	Change Control and System Administration. To help ensure that our computing environments work reliably, we provide system administration services and implement changes in a disciplined manner and document all the changes. This discipline allows us to deploy optimal and consistent standards across all environments and reverse changes as needed.

•	Monitoring. We monitor our customer’s data processing environment 24 hours a day, seven days a week, and manage our customer’s hardware and software platforms. We provide customized services depending on the customer’s specific needs.

•	Service Management. We provide customers with a focused point of contact for the reporting, tracking, and resolution of service issues. Select features include serving as the primary or secondary service desk, taking calls from end users, support during the customer’s service desk off-hours or holidays and performing first level problem determination.

•	Continuous Performance Tuning. Our service monitors, measures, and adjusts the various components of a customer’s system to improve the overall performance and availability of the systems’ key resources. Select features include: monitoring 24 hours a day, seven days a week and support of processor workload; network utilization; and monitoring disk space to ensure thresholds are not exceeded; and migrating datasets with low usage until other action can be taken.

Sales and Marketing

Software Direct Marketing

We sell and market our products and services to existing and potential customers through our sales force and the use of printed collateral, web marketing, industry conferences and direct marketing programs. Our sales force consists of account managers, customer account service representatives, field-based sales representatives and sales engineers as well as our sales marketing and support staff.

Our account managers are responsible for specific accounts and/or a specific territory, which generally includes major metropolitan areas in one or more countries, states or provinces. Account managers work directly with senior and mid-level procurement managers and IT managers of existing and potential customers to identify the specific needs of each customer and to facilitate both the purchase of software products and the utilization of our services by the customer’s organization. For national and global accounts, several account managers may work with the customer in different parts of North America, Europe and Asia-Pacific, coordinated by a designated national or global account manager. The number of accounts handled by each account manager depends on the relative size of the accounts and the level of service required by each customer within the assigned territory.

Our customer account service representatives work with large product accounts, generally with each customer having a dedicated team member as its primary contact. Customer account service representatives, who are based primarily at our operations centers, handle all aspects of the day-to-day customer account servicing, including common presale questions, customer order placement, order status inquiries, requests for demonstration products for evaluation and searches for hard-to-find products. They also help customers perform many of these functions directly by guiding them through the variety of options available on our website. This structure enables customer service representatives to develop close relationships with individuals within the customer’s organization and to better serve them by being familiar with their account.

Our field-based sales representatives are responsible for soliciting software business from SMB customers located in major geographic markets. These sales representatives handle the day-to-day customer account servicing for such organizations. Although product price and delivery terms are key factors in SMB organizations, we also provide a broad range of licensing agreement support and services to this category of customers. Initial contact and sales are made typically through field engagement, telephone inquiries, business partner referrals or web-based self-service offerings. In January 2004, we began to increase the size of our sales force targeted to SMB customers. Our field-based sales representatives constitute a significant portion of this increased sales force and we will rely upon them as we seek to focus their efforts to expand our presence in the SMB market.

Our sales engineers support the efforts of our account managers, customer account services representatives and field-based sales representatives. These sales engineers have received training from software publishers within an industry segment and advise customers regarding selection of software programs by assisting them in matching the requirements of their technical environments with the various features of available software products.

IT Infrastructure Management Services

Our IT infrastructure management services sales organization currently consists of outsourcing sales professionals, hosted Microsoft Exchange sales professionals, a channel sales professional and a sales executive. These sales professionals cover defined geographies and have primary responsibility for acquiring new business. Additionally, sales professionals are responsible for selling additional services to existing customers. Finally, the sales professionals, and more particularly the sales executive, develop and maintain relationships with various partners and consultancies for the purpose of identifying and pursuing joint opportunities. The sales staff is supported by a marketing team of professionals, who manage our relationship with IT consulting firms and supports the sales organization with other marketing programs, like trade shows, direct mail and web marketing programs.

Our IT infrastructure management services sales force also works closely with a technical sales support team which currently consists of approximately 10 solution engineers who develop specific solutions for existing customers and new prospects. They assist in developing our response to customer needs and presenting solutions to our customers.

Customers

Software Direct Marketing

During 2004, we handled approximately 5,600 customer accounts, of which over 3,000 are included in our definition of SMB customers. Our software direct marketing customer base includes corporations, government agencies, educational institutions, non-profit organizations and other business entities. In 2004, no single software direct marketing customer represented more than 5% of our software direct marketing revenue, and our software software direct marketing customer base included approximately 290 of the Fortune 500® companies and approximately 280 of the Fortune Global 500® companies. Below are examples of typical relationships with two of our customers:

•	Case Study #1:

•	Services we provide:

•	overall global procurement program with consolidated reporting;

•	e-commerce integration with the customer’s procurement systems to deliver a common interface and order process;

•	support for multiple languages and currencies; and

•	global account management with local account managers in all major locations.

•	Benefits reaped by the customer:

•	a detailed, consolidated view of organization’s purchasing through global reports. The customer’s procurement department uses the reporting for publisher contract negotiation and publisher consolidation. The customer’s IT department uses the information to understand how to support the software being ordered and it is used within the organization;

•	management of contract compliance;

•	consistent pricing and policies throughout the multi-national organization with procurement organizations able to buy locally, in local currencies; and

•	consistent purchasing.

•	Case Study #2:

•	Services we provide:

•	centralized purchasing support through our global sales offices;

•	a global implementation guide on purchasing guidelines for major contracts regarding what software to buy, how to buy it as well as detailed contract information;

•	quarterly business reviews analyzing global and local software spending and contract performance;

•	e-commerce portal resulting in immediate consolidated global purchasing information;

•	contract negotiation support through our our purchasing database;

•	duplication and distribution of compact discs that contain the customer’s standard desktop software to the customer’s global locations; and

•	the opportunity to engage in global round tables (forums for large, multi-national organizations to share best practices on licensing and software asset management).

•	Benefits reaped by the customer:

•	cost savings through:

•	consistent purchasing;

•	contract conditions applied on a global basis; and

•	order-management during contract negotiations (i.e., holding or redirecting orders during publisher contract negotiation);

•	standardization of software;

•	management of contract compliance;

•	spending visibility; negotiating power for corporate purchasing; and

•	reduced order-processing time.

IT Infrastructure Management Services

As of December 2004, we provided IT infrastructure management services to 43 customers across all of our IT infrastructure management services platforms. While we have a broad customer base, we have particular concentration in the industrial and financial services sectors. Our IT infrastructure management services contracts generally have a term of three-to-five years and permit the customer to terminate the contract early for a fee. During 2004, our largest IT infrastructure management services customer accounted for approximately 12% of our IT infrastructure management services revenue, and the top 10 IT infrastructure management services customers accounted for approximately 64% of our IT infrastructure management services revenue.

Publishers and Distributors

Our software sales are derived from products purchased from publishers and distributors. The decision whether to buy products directly from publishers or through distributors is determined on a case-by-case basis based on publisher requirements, cost, availability, return privileges and demand for a particular product. For 2004, approximately 85% of our software sales, based on revenue, represented products manufactured by our 10 largest publishers. For 2004, the top 10 software titles we sold represented approximately 55% of our software direct marketing sales from the following representative publishers:

Desktop productivity	Server		Security
Adobe Altova Autodesk Borland Corel IBM Macromedia Microsoft Novell ScanSoft	Altiris Attachmate BMC Software Business Objects Citrix Systems EMC Hummingbird IBM LANDesk Macromedia	Microsoft Net IQ Novell Oracle Quest Software Red Hat Sun Microsystems Symantec Veritas WRQ	Check Point Computer Associates IBM McAfee Microsoft NetIQ Novell Symantec Trend Micro Websense

Microsoft and IBM Products

For 2004 and 2003, products from Microsoft accounted for approximately 58% and 60% of our software direct marketing revenue, respectively. Our contractual relationship with Microsoft is embodied in two types of agreements: a Channel Agreement with two addenda, under which we are authorized to resell Microsoft software (this agreement covers “gross” basis sales), and an Enterprise Software Advisor Agreement, under which we are authorized to act under Microsoft’s sales agency licensing program (this agreement covers “net” basis sales). These non-exclusive agreements generally have a term of one year which is concurrent with Microsoft’s fiscal year (from July 1 through June 30), but are terminable by either party for any reason upon thirty days prior written notice. The agreements provide that customers’ use of the Microsoft products is governed by a customer agreement between Microsoft and the customer. The agreements also set forth our obligations in reselling the product or serving as agent under these terms to customers. Under these agreements, we are required to provide reporting services to Microsoft regarding purchases of licenses by its customers. In addition, the agreements set forth standard relationship terms, including, but not limited to, ordering processes, limited return rights, payment terms, audit rights, limited warranties and indemnification. We enter into a form of each of these agreements with Microsoft Corporation or its global affiliates for each region in which we are authorized to sell Microsoft products. The forms of agreement generally do not differ significantly from region to region.

For each of 2004 and 2003, products from IBM/Lotus accounted for approximately 10% of our software direct marketing revenue. IBM sells its products through distributors and does not enter into direct relationships with software direct marketers. Therefore, we do not have a contractual relationship with IBM. Instead, we acquire IBM products that we sell to our customers through third-party distributors.

Competition

Software Direct Marketing

The software direct marketing business is competitive. Competition is based primarily on price, product availability, speed of delivery, quality and breadth of offerings, ability to tailor specific solutions to meet customer needs and credit availability. We face competition from a wide variety of sources, including software and hardware direct marketers, OEMs and large systems integrators. Many competitors have substantially greater financial resources than we do. Some of our competitors may provide a broader range of services, such as extending long-term capital financing or offering bundled hardware and software solutions. Companies that compete in this market, including us, are characterized by low gross and operating margins. Consequently, the performance of our software direct marketing business is highly dependent upon maintaining scale and effective cost and management controls.

Competitors from the software and hardware direct marketing category include ASAP Software, CDW, Insight, SoftChoice and Softwarehouse International. Competitors also include OEMs and large systems integrators. These companies distribute and deliver software to large and mid-size organizations as part of their offering. Such competitors include Dell Inc. and Hewlett Packard Corporation, hardware manufacturers that also sell software, and systems integrators such as Compucom Systems, Inc. Many of these companies have a global presence. We believe that our global presence and capabilities, licensing expertise, software focus, and knowledgeable, industry experienced personnel serve to distinguish us from our competitors.

Software publishers may intensify their efforts to sell their products directly to end users to the exclusion of the indirect sales channel. End users have traditionally been able to purchase upgrades directly from publishers. Over the past few years, some publishers have instituted programs for the direct sale of large order quantities of software to major corporate accounts, and we anticipate that these types of transactions will continue to be used by various publishers in the future. We believe that the total combined range of services and software titles we provide to our customers cannot be easily substituted by individual software publishers, particularly because individual publishers do not offer the scope of services or range of software titles required by most of our customers.

IT Infrastructure Management Services

The IT infrastructure management services market is also competitive. Companies compete on reliability of their data centers, knowledge and competency of technical staff, quality of service and price. Our competitors may be able to provide a broader range of services than we can, such as business process outsourcing and application development outside of the data center. Large competitors may have many resources available to them including longer operating history, name recognition, greater financial resources, large installed customer bases and established industry relationships. Larger companies may also be able to compete more effectively on price to obtain the potential customer’s business. Some of our contracts may require us to provide capital in connection with providing dedicated hardware and software, so we need to maintain a low cost of capital in order to compete. We believe the quality and scope of our services, our ability to provide services through our data centers and technical expertise has resulted in a high level of customer satisfaction and therefore enables us to compete.

At present, our competitors in the IT infrastructure management services market include:

•	other independent computer infrastructure management services companies and divisions of diversified enterprises such as Acxiom, Affiliated Computer Services, Inc., Computer Sciences Corporation, Electronic Data Systems, Hewlett Packard, IBM Global Services, Infocrossing, Lockheed, Perot Systems and Unisys; and

•	internal IT departments that manage their enterprise computer processing environments in-house.

Properties

Software Direct Marketing

We lease all of our software direct marketing facilities. Our world operational headquarters, which consists of approximately 72,000 square feet, is located in Plano, Texas. Our European operational headquarters, which consists of approximately 36,000 square feet, is located in Germany and our Asian-Pacific operational headquarters, which consists of approximately 20,000 square feet, is located in Australia. We currently lease sales office space in Australia, Belgium, Canada, France, Germany, the Netherlands, Italy, Hong Kong, Singapore, Spain, Sweden, the United Kingdom and the United States.

IT Infrastructure Management Services

Our IT infrastructure management services headquarters, which we lease from Level 3, consists of approximately 20,000 square feet and is located in Broomfield, Colorado. For more information regarding our arrangements with Level 3, see “Certain Relationships and Related Party Transactions.” We own our data center in Omaha, Nebraska, which consists of approximately 85,000 square feet (including approximately 37,500 square feet constituting raised floor, technical space). We also own our data center building in Tempe, Arizona, which consists of approximately 60,000 square feet (including approximately 19,000 square feet constituting raised floor, technical space). Our Tempe data center building is situated on land that is subject to a ground lease expiring in 2082. To further service our customers, we have recently leased additional space in Philadelphia, Pennsylvania.

Seasonality

Historically, the software direct marketing industry has been seasonal. Accordingly, our software direct marketing revenue, operating income and operating cash flows have historically been higher in the second and fourth quarters of our fiscal year. Historically, our IT infrastructure management services have not been seasonal in nature.

Employees

As of March 31, 2005, we had 1,450 personnel, approximately 1,150 of which were employed in our software directing marketing business and approximately 300 of which were employed in our IT infrastructure management services business. Our U.S. employees are not represented by a labor union, and we believe we have a good relationship with our workforce.

Legal Proceedings

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate will not have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property Rights

To protect our intellectual property, we rely upon copyright and trademark laws, unpatented proprietary know-how and trade secrets as well as confidentiality, invention assignment, non-competition and non-solicitation agreements. There can also be no assurance that these measures will afford sufficient protection of our intellectual property. Despite our efforts, it is possible that third parties may copy or otherwise obtain and use our proprietary information without authorization or otherwise infringe on our intellectual property rights. Our employees may not comply with the terms of these agreements. Additionally, if our employees use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our business, results of operations, financial condition and future growth prospects.

Additionally, our patent application for our new Media Plane™ software is currently pending. There can also be no assurance that we will obtain a patent for this technology or that any patent that we may receive will provide protection of commercial significance. There can also be no assurance that competitors will not challenge, invalidate or avoid the application of this or any other future patents that we may receive or license. Our competitors may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our Media Plane™ software both in the United States and abroad. There can be no assurance that any patent rights will prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our Media Plane™ software.

MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers. We intend to comply with the independence rules and will continue to evaluate independent candidates for board positions prior to the consummation of the offering.

Name	Age	Position
Keith R. Coogan	53	Chief Executive Officer, President and Director
Michael D. Jones	48	Chief Executive Officer and President, (i)Structure, and Director
Roger J. King	52	President, Software Spectrum
David M. Roshak	37	Senior Vice President and Chief Financial Officer
Janet G. Keckeisen	49	Vice President and Controller
Rebecca E. G. Tankersley	35	Vice President, General Counsel and Secretary
James Q. Crowe	55	Director
Charles C. Miller, III	53	Director
Thomas C. Stortz	54	Director

The following table sets forth certain information concerning the following members of senior management.

Name	Age	Position
Lorraine Castorina	58	Senior Vice President, Global Sales Operations, Software Spectrum
Erich Jacobs	41	Senior Vice President, Emerging Opportunities, Software Spectrum
David Leonard	46	Senior Vice President, Chief Technical Officer, (i)Structure
Paul Little	43	Senior Vice President, Human Resources, Software Spectrum
Robert Newman	43	Senior Vice President of Service Delivery, (i)Structure
Lisa Stewart	42	Senior Vice President, Global Customer Operations, Software Spectrum
Thorsten Thiede	40	Senior Vice President, EMEA (Europe, Middle East and Africa) Operations, Software Spectrum
Melissa Womack	46	Senior Vice President, Marketing and Business Development, Software Spectrum
David Boyle	40	Vice President of Sales, (i)Structure
Richard Keck	41	Vice President of Finance & Service Management, (i)Structure
Andrea Della Mattea	34	Vice President, North American Sales and APAC (Asian-Pacific) Sales, Software Spectrum
Shanmugam Nagappan	33	Vice President and Chief Information Officer, Software Spectrum
Craig Propst	43	Vice President of Finance, EMEA, Software Spectrum
Rhonda Robati	35	Vice President, EMEA, Operations, Software Spectrum

Biographies of Directors and Executive Officers

Keith R. Coogan was appointed Chief Executive Officer, President and director of Technology Spectrum in May 2005. Mr. Coogan joined Software Spectrum in 1990 and became Chief Executive Officer in 2002 of Software Spectrum. Prior to becoming Chief Executive Officer, Mr. Coogan was President and Chief Operating Officer of Software Spectrum, responsible for Software Spectrum’s global operations, and he served as Executive Vice President from 1996 to 1998. Prior to that, Mr. Coogan was Vice President of Operations. Before joining Software Spectrum, Mr. Coogan served as Vice President of Finance for a privately-held manufacturer and retailer of leather furniture, and as Vice President and Chief Financial Officer for two privately-held real estate sales and development organizations. Mr. Coogan, a certified public accountant, also worked several years with Price Waterhouse (n/k/a PricewaterhouseCoopers).

Michael D. Jones was appointed a director of Technology Spectrum in May 2005. Mr. Jones has served as President and Chief Executive Officer of (i)Structure since August 2000. Prior to that, Mr. Jones served as Group Vice President and Chief Information Officer of Level 3 Communications, LLC, a wholly-owned subsidiary of Level 3 from February 2000 to August 2000 and as Senior Vice President and Chief Information Officer from December 1998 to February 2000. Prior to working with Level 3, Mr. Jones served as Vice President and Chief Information Officer of Corporate Express, Inc. from May 1994 to May 1998. Prior to that, Mr. Jones served as the Director of Billing Systems for Sprint International. Mr. Jones also served with Accenture Consulting for 12 years where he became an Associate Partner.

Roger J. King became President of Software Spectrum in September 2002. He began his tenure with the Company as Vice President of Sales of Software Spectrum in 1990. Most recently, he served as divisional President and formerly as Executive Vice President of Sales and Marketing, where he contributed to Software Spectrum’s global expansion. Before joining Software Spectrum, Mr. King was employed by Lotus Development Corporation in the software business group. Prior to his tenure at Lotus, he was a Vice President at Sterling Software, Inc., and spent nine years with IBM.

David M. Roshak was appointed Senior Vice President and Chief Financial Officer of Technology Spectrum in May 2005. Mr. Roshak has been Senior Vice President of Finance of the Information Services Group of Level 3 Communications, Inc. since May 2002. From 1994 to April 2002, Mr. Roshak held a number of positions with Level 3 and its subsidiaries, including Vice President and Chief Financial Officer of (i)Structure from 1999 to 2002. Before joining (i)Structure, Mr. Roshak spent four years working as an auditor for Price Waterhouse (n/k/a PricewaterhouseCoopers) and Deloitte & Touche. Mr. Roshak is a certified public accountant.

Janet G. Keckeisen was appointed Vice President and Controller of Technology Spectrum in May 2005. Ms. Keckeisen joined Software Spectrum in 1997 and has served as Vice President and Controller since 2003 of Software Spectrum, overseeing Software Spectrum’s North American and APAC accounting, credit and treasury functions. Prior to this, Ms. Keckeisen held various positions, including Internal Auditor and Manager of Special Projects. Prior to joining Software Spectrum, Ms. Keckeisen served as Chief Financial Officer at Sammons Travel and Resorts, and as Audit Manager with the public accounting firm of Coopers & Lybrand (n/k/a PricewaterhouseCoopers). Ms. Keckeisen is a certified public accountant.

Rebecca E. G. Tankersley was appointed Vice President, General Counsel and Secretary of Technology Spectrum in May 2005 and has served as Software Spectrum’s Vice President and General Counsel since October 2003. Prior to this, Ms. Tankersley had been Software Spectrum’s Assistant General Counsel since May 1999. Before joining Software Spectrum, Ms. Tankersley was in the private practice of law as an associate attorney with the law firm of Locke Liddell & Sapp, LLC and its predecessor in Dallas, Texas, where she practiced general corporate law, securities law and mergers and acquisitions.

James Q. Crowe has been a director of Technology Spectrum since June 2002. Mr. Crowe has been the Chief Executive Officer of Level 3 since August 1997, and a director since June 1993, of Level 3. He was also President of Level 3 until February 2000. From June 1993 to June 1997, Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. (MFS). Mr. Crowe also served as Chairman of the Board of WorldCom, Inc. from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is presently a director of Commonwealth Telephone.

Charles C. Miller, III has been a director of Technology Spectrum since June 2002. Mr. Miller also has been Vice Chairman and Executive Vice President of Level 3 since February 15, 2001 and was a director of Level 3 from February 15, 2001 until May 18, 2004. Prior to that, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987.

Thomas C. Stortz has been a director of Technology Spectrum since June 2002. Mr. Stortz has been the Executive Vice President, Chief Legal Officer and Secretary of Level 3 since February 2004. From February

2000 to February 2004, Mr. Stortz was Level 3’s Group Vice President, General Counsel and Secretary. Prior to that, Mr. Stortz served as Level 3’s Senior Vice President, General Counsel and Secretary from September 1998 to February 2000. From April 1991 to September 1998, he served as Vice President and General Counsel of Peter Kiewit Sons’, Inc. and Kiewit Construction Group, Inc. He has served as a director of Peter Kiewit Sons’, Inc., C-TEC, Kiewit Diversified Group Inc. and CCL Industries, Inc.

Biographies of Senior Management

Lorraine Castorina has been Senior Vice President of Software Spectrum’s Global Sales Operations since January 2005 and has been responsible for the education and training of the Company’s global sales organization. Ms. Castorina is also responsible for developing sales strategy, sales plans and sales metrics to ensure sales productivity. Ms. Castorina joined Software Spectrum in 1987 as a sales representative in Chicago, Illinois and in 1989 became a Regional Manager. Ms. Castorina was promoted to Director of North American Sales in 1995, and to Vice President of North American Sales in 1998. In 2002, Ms. Castorina was promoted to Senior Vice President of North American Sales and Asia-Pacific.

Erich Jacobs is currently Senior Vice President for Software Spectrum’s Media Plane™. Prior to working with Software Spectrum, Mr. Jacobs was employed by Level 3 Communications, LLC, where he was Senior Vice President of Emerging Opportunities. From 2001 to 2002, Mr. Jacobs was the Chief Technology Officer for Corporate Software. From 2000 to 2001, Mr. Jacobs was President of Rebar Foundry, Corporate Software’s incubator of emerging technologies. Mr. Jacobs also served as the Vice President of Strategic Planning for Corporate Software, Inc. Prior to joining the Corporate Software organization, Mr. Jacobs served as Vice President of Consulting for a boutique real estate firm. Mr. Jacobs is a Chartered Financial Analyst and a Microsoft Certified Systems Engineer.

David Leonard has served as Senior Vice President and Chief Technical Officer of (i)Structure since June 2000. Prior to this, Mr. Leonard had served as (i)Structure’s Vice President of Application Services since November 1999.  Prior to joining (i)Structure, Mr. Leonard served for four years as Chief Technology Officer for Corporate Express, Inc.

Paul Little joined Software Spectrum in 2004 as Senior Vice President of Human Resources. From 1999 to 2004 he was Executive Vice President, Human Resources of RMH Teleservices, Inc. For the nine years prior to that, Mr. Little served as Director of Human Resources for Paging Network, Inc.

Robert Newman has served as Senior Vice President of Service Delivery for (i)Structure since October 1999. From July 1995 to October 1999, Mr. Newman worked for Corporate Express, Inc., most recently as the Vice President of Operations. Prior to that, Mr. Newman worked for 10 years for Sprint in various roles in their information systems group.

Lisa Stewart was promoted to Senior Vice President of Software Spectrum’s Global Customer Operations in January 2005. She leads the global inside sales team, publisher operations, and sales support services, ensuring that these areas work together to continuously improve customer service. Prior to this, Ms. Stewart had been Vice President of Customer Operations and eServices since 1996. From 1994 through 1996, Ms. Stewart was Software Spectrum’s Director of Inside Sales and Sales Operations, after having served in various sales, sales management and operations positions.

Thorsten Thiede has been Senior Vice President of Software Spectrum’s EMEA Operations since November 2004. Prior to joining Software Spectrum, Mr. Thiede was the founder and owner of Management4U, which helps technology companies establish themselves in the German market. Prior to that, Mr. Thiede was employed by m+s Elektronik AG, one of Europe’s largest resellers of software and hardware, most recently as Director of Sales. From 2003 to 2004, Mr. Thiede served as Managing Director for Horn & Cosifan Computersysteme GmbH, a PC reseller and system integrator. Prior to that, Mr. Thiede served as Managing Director for Comics Informationssysteme GmbH, also a PC reseller and system integrator.

Melissa Womack was promoted to Senior Vice President of Software Spectrum’s Marketing and Business Development in January 2005. She is responsible for global marketing and communications, publisher relationships, global e-commerce, technical sales and sales engineering. She leads development of new product offerings and partnerships. Ms. Womack joined Software Spectrum in 1997 as Director of Marketing. From 1987 to 1997, she held a variety of technology marketing and business development positions with Sabre, Inc., including Director of Sales and Marketing for its subsidiary, Travelocity.

David Boyle has served as the Vice President of Sales for (i)Structure since March 2004. From April 2002 to March 2004, Mr. Boyle served as (i)Structure’s Vice President of Service Delivery. From February 2001 to April 2002, he served as Vice President of Transport Services of Level 3 Communications, LLC, and from November 1997 through February 2001, Mr. Boyle served as Level 3’s IT Director.

Richard Keck joined (i)Structure in July 2002 and has since served as Vice President Finance. In September 2004, Mr. Keck also accepted responsibility for the Service Management organization. From January 2002 to July 2002, Mr. Keck served as the Vice President of Finance for EMEA for Corporate Software, and later for Software Spectrum. From 2000 to 2001, Mr. Keck served as Vice President of Special Projects for Rebar, LLC, Corporate Software’s parent company. Prior to joining Corporate Software, Mr. Keck served as Chief Financial Officer of American Backhaulers for four years, as Chief Executive Officer and Co-Founder of DAV Transportation for four years prior to that, and as Vice President of Finance at Abercrombie & Kent for the prior two years.

Andrea Della Mattea has served as Vice President of Software Spectrum’s North American Sales and APAC Operations since October 2004. Prior to that, Ms. Della Mattea served as Software Spectrum’s Managing Director for Asian-Pacific. Prior to this, Ms. Della Mattea served as a Director of North American Sales in 2000. From 1997 through 2000, Ms. Della Mattea served as a Software Spectrum Regional Manager in Australia and New Zealand. Ms. Della Mattea joined Software Spectrum as part of Software Spectrum’s acquisition of a business in the region in 1996.

Shanmugam Nagappan joined Software Spectrum in 2004 and has served as Vice President and Chief Information Officer since January 2005. Prior to that, Mr. Nagappan served as Software Spectrum’s Director of Customer Facing Systems. For the eight years prior to joining Software Spectrum, Mr. Nagappan served as the Senior Manager in the Oracle Practice of BearingPoint, a systems integration firm, where he led the Oracle Technology Practice in the U.S. and managed several global Oracle eBusiness suite implementations.

Craig Propst has been Vice President of Finance for EMEA since March 2004. Prior to joining Software Spectrum, Mr. Propst held a number of finance and operations positions at i2 Technologies in Dallas, Texas and served as the Treasurer for Opel Master Lease GmbH in Riisselscheim, Germany. Prior to that, Mr. Propst served for nine years as an U.S. Air Force officer.

Rhonda Robati has served as Software Spectrum’s Vice President of Operations for EMEA since March 2004. Previously, Ms. Robati served for two years as Software Spectrum’s Director of APAC Operations. From 2000-2002, Ms. Robati served as Software Spectrum’s Director of Operations for EMEA, based in Dublin, Ireland. From 1996 to 2000, Ms. Robati served Software Spectrum in various positions in sales, operations and management.

Term of Directors and Executive Officers

Prior to the consummation of this offering, we will amend and restate our certificate of incorporation and our bylaws. Pursuant to our organizational documents, our board of directors will be divided into three classes to be designated as Class I, Class II and Class III with each class consisting, as nearly as possible, of one-third of the total number of directors. The term of the Class I directors will terminate on the date of the 2006 annual meeting of our stockholders; the term of the Class II directors will terminate on the date of the 2007 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2008 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the board of directors and serve at the discretion of the board of directors. Level 3 will retain the right to nominate 20% of the members of our board of directors so long as it beneficially owns 20% of the issued and outstanding shares of our common stock.

Board Committees

Prior to the consummation of this offering, our board of directors will have an audit committee, a compensation committee and nominating and corporate governance committee. Our committees and their members will comply with the Exchange Act rules and the rules of the Nasdaq National Market.

Audit Committee

The audit committee of our board of directors will appoint, determine the compensation for and supervise our independent auditors, review our internal accounting procedures, systems of internal controls and financial statements, review and approve the services provided by our internal and independent auditors, including the results and scope of their audit, and resolve disagreements between management and our independent auditors.

Compensation Committee

The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all of our executive officers, administer our equity incentive plans and establish and review general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

The role of the nominating and governance committee of our board of directors will be to identify individuals qualified to become members of the board of directors, to recommend that the board of directors select director nominees for the next annual meeting of stockholders and to develop and recommend to the board of directors a set of corporate governance principles. Its responsibilities will be, among other things, to review all related party transactions for potential conflicts of interest situations and approve all related party transactions. Until such time as the nominating committee becomes fully independent, in accordance with the applicable grace periods afforded by NASDAQ under NASD Marketplace Rule 4350, all related party transactions between Level 3 and the Company will be reviewed and approved only by the members of such committee that are independent of Level 3.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as members of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Director Compensation

We intend to pay non-employee directors an annual stipend as well an annual equity grant. We intend to pay the non-employee members of each of our committees additional meeting fees. Other than the compensation described above, we do not intend to compensate our directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Executive Compensation

The following table provides certain summary information concerning compensation earned by our Chief Executive Officer and certain other executive officers (collectively, the Named Executive Officers) for services rendered in 2004. The compensation paid to each executive officer was paid by Software Spectrum or (i)Structure, as applicable. Mr. Roshak’s compensation was paid by Level 3 and charged to Software Spectrum as an intercompany allocation.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities underlying Options/SARs (#)(1)	All Other Compensation ($)(2)
Keith R. Coogan Chief Executive Officer and President	2004	446,538	1,487,620	—	—	—	10,002

Roger J. King President of Software Spectrum	2004	334,800	183,123	—	—	—	7,002

Michael D. Jones Chief Executive Officer and President of (i)Structure	2004	306,638	203,964	—	—	—	17,100

David M. Roshak Senior Vice President and Chief Financial Officer	2004	197,715	82,816	—	—	—	17,100

Janet G. Keckeisen Vice President and Controller	2004	147,339	60,354	—	—	—	6,024

(1)	See discussion below regarding Level 3 Outperform Stock Option grants.
(2)	The amounts in this column represent employer-matching profit-sharing contributions that were made to the Named Executive Officers’ 401(k) Plan accounts for 2004. Of these amounts, Messrs. Coogan and King and Ms. Keckeisen received $599, $2,098 and $744 in cash, respectively. All other amounts were made in shares of Level 3 common stock.

Our Named Executive Officers did not receive any additional perquisite compensation that requires disclosure. None of our Named Executive Officers received any Level 3 stock options, stock appreciation rights or long-term incentive performance payouts for fiscal 2004.

Level 3 Outperform Stock Option (OSO) Grants

Prior to this offering, our executive officers participated in Level 3’s OSO program. We are currently not a party to the Level 3 OSO program nor will we be after the consummation of this offering. For more information regarding the treatment of Level 3 OSOs held by our executive officers after the consummation of this offering, see “—Benefit Plans—Transition from Level 3 to Technology Spectrum Benefit Plans.”

As part of Level 3’s long term incentive compensation program, it developed the Level 3 OSO program, which allowed for the grant of a special class of performance-based stock options called Level 3 OSOs to its employees and employees of certain of its subsidiaries, including Software Spectrum and (i)Structure. This Level 3 OSO program was designed to reward employees only when the price of the Level 3 common stock outperforms the Standard & Poors® 500 Index (S&P® 500 Index) between the date of grant and the date the Level 3 OSOs are exercised. Level 3 OSOs are granted with an initial exercise price equal to the closing market price of Level 3’s common stock on the trading day immediately prior to the date of the grant. This initial exercise price is adjusted, over time, upward or downward, as of the date of exercise of the Level 3 OSOs, by a percentage equal to the aggregate percentage increase or decrease in the S&P® 500 Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise of the Level 3 OSOs. This exercise price as adjusted is referred to as the “Adjusted Price.” The value of the Level 3 OSOs increase for increasing levels of outperformance compared with the performance of the S&P® 500 Index. This is accomplished by way of a multiplier which is used to increase the number of shares subject to the Level 3 OSO based on the relative outperformance of the Level 3 common stock when compared with the performance of the S&P® 500 Index over the period between the date of grant of the Level 3 OSO and the date immediately preceding the date of exercise. Level 3 OSOs currently outstanding have a success multiplier ranging from zero to four depending upon the performance of Level 3 common stock relative to the S&P® 500 Index.

Upon exercise of a Level 3 OSO, the Level 3 OSO holder will receive in cancellation of each underlying share of Level 3 common stock as to which the Level 3 OSO is exercised, either (1) a number of whole shares of Level 3 common stock with a fair market value on the trading day immediately preceding the date of exercise (rounded up to the nearest whole share) equal to the product of (A) the fair market value of a share of Level 3 common stock on the trading day immediately preceding the date of exercise minus the Adjusted Price, multiplied by (B) the success multiplier, (2) cash equal to the aggregate value of the shares of Level 3 common stock determined pursuant to clause (1) above, or (3) a combination of shares of Level 3 common stock and cash, in any proportion the compensation committee of Level 3 may determine, having the same aggregate value as the shares of Level 3 common stock determined pursuant to clause (1) above. In sum, on the date of exercise, the gain on the Level 3 OSO is determined by taking the Level 3 common stock price and subtracting the Adjusted Price. The success multiplier is then applied against this result to determine the final value of the exercised Level 3 OSO.

Level 3 OSOs generally have a four-year life and vest 50% at the end of the first year after grant, with the remaining 50% vesting in four equal quarterly installments so that the Level 3 OSOs are fully vested by the end of the second year after grant. Level 3 OSOs can be exercised upon vesting, subject to a portion of such awards that can not be exercised until the second anniversary of the date of its grant. The Level 3 OSO awards provide for acceleration of vesting and the lifting of the two year prohibition on exercise in the event of a change of control of Level 3, as defined in Level 3’s 1995 Stock Plan, as amended and restated.

For more information regarding Level 3’s OSO program please see Level 3’s filings with the SEC. These filings are not incorporated herein by reference.

The following table summarizes Level 3’s OSO program grants to the Named Executive Officers during 2004.

Level 3 OSO Program Grants In Last Fiscal Year

Name	Individual Grants		Total Number of Awards at FY- End (#)(1)		Value of Total Unexercised In-the Money Awards at FY- End ($)(2)
	Number of Awards Granted(3)	Expiration Date	Exercisable	Unexercisable	Exercisable	Unexercisable
Keith R. Coogan Level 3 OSO Awards	7,020 7,020 35,063 31,875	01/01/08 04/01/08 07/01/08 10/01/08	15,836	97,337	—	77,393

Michael D. Jones Level 3 OSO Awards	5,335 5,335 17,000 17,000	01/01/08 04/01/08 07/01/08 10/01/08	143,084	57,717	1,102	41,276

Roger J. King Level 3 OSO Awards	6,439 6,439 17,850 17,000	01/01/08 04/01/08 07/01/08 10/01/08	7,088	50,035	—	41,276

David M. Roshak Level 3 OSO Awards	1,569 1,883 8,750 8,750	01/01/08 04/01/08 07/01/08 10/01/08	23,102	22,780	411	21,245

Janet G. Keckeisen Level 3 OSO Awards	674 674 2,231 2,656	01/01/08 04/01/08 07/01/08 10/01/08	724	6,129	—	6,449

(1)	For Level 3 OSO’s, 50% of the award vests on the first anniversary of the award, and the remaining 50% vests in equal quarterly installments so that the award is fully vested at the end of the second year after the date of the award. Level 3 OSOs can be exercised upon vesting, subject to a portion of such awards that can not be exercised until the second anniversary of the date of its grant. The Level 3 OSO awards provide for acceleration of vesting and the lifting of the two year prohibition on exercise in the event of a change of control of Level 3, as defined in Level 3’s 1995 Stock Plan, as amended and restated.

(2)	Level 3 OSO value at December 31, 2004 has been computed based upon the Level 3 OSO formula and multiplier as of that date and the closing sale price of Level 3’s common stock on that date. The value of an Level 3 OSO is subject to change based upon the performance of Level 3’s common stock relative to the performance of the S&P® 500 Index from the time of the grant of the Level 3 OSO award until the award has been exercised. Since the value of an Level 3 OSO depends on the degree to which Level 3’s common stock outperforms the S&P® 500 Index, neither the grant date present value nor the potential realizable value at assumed rates of stock price appreciation can be reliably calculated.

(3)	Level 3 OSOs have an initial exercise price that is equal to the closing market price of Level 3’s common stock on the trading day immediately prior to the date of the grant. This exercise price is referred to as the Initial Price. When an employee elects to exercise an Level 3 OSO, the Initial Price is adjusted upward or downward—as of the date of that exercise—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise of the Level 3 OSOs.

Benefit Plans—Transition from Level 3 to Technology Spectrum Benefit Plans

Prior to this offering, our employees have been covered under Level 3’s benefit plans. These Level 3 benefit plans include the Level 3 OSO program, a 401(k) plan, health and insurance benefits and a restricted stock plan adopted in 2005. We have reimbursed Level 3 for benefits it has provided to our employees under these benefit plans. During the transition services period following the consummation of this offering, we will adopt a new stock incentive plan. In addition, we plan to adopt a 401(k) plan and provide similar health and insurance benefits that will apply to all of our employees.

Certain of our executive officers have received grants under the Level 3 OSO program. At the time of separation of employment from Level 3 for each of these officers, which will occur pursuant to the transition services agreement we intend to enter into with Level 3, any unvested Level 3 OSOs will be forfeited. Such persons will have 180 days from the separation date to exercise any vested Level 3 OSOs. After the 180th day, any vested and unexercised Level 3 OSOs also will be forfeited.

In addition, in April 2005, certain of our executive officers received grants of restricted stock units from Level 3. These restricted stock units will vest 50% one year from the date of the award with the remaining units vesting two years from the award date. Upon vesting, recipients of these grants will receive from Level 3 one share of Level 3 common stock for each restricted stock unit. At the time of separation from employment with Level 3, which will occur pursuant to the transition services agreement, any unvested restricted stock units will be forfeited.

New Stock Incentive Plan

We intend to adopt a stock incentive plan pursuant to which our employees may receive options, restricted stock and/or other stock-based awards. We expect to reserve approximately 10% of the total number of outstanding shares of our common stock for issuance pursuant to the plan, subject to certain adjustments for changes in our capital structure, including by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations and/or exchanges. No individual will receive a grant of options to purchase more than 500,000 shares.

The plan will be administered by the compensation committee of our board of directors, which will have the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise; to construe and interpret the plan and awards granted under it; and to establish, amend and revoke rules and regulations for its administration. All determinations, interpretations and constructions will be final, binding and conclusive on all persons.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under the incentive award plan.

New 401(k) Plan

We intend to adopt a 401(k) plan for the benefit of our employees intended to permit employees to save on a tax favorable basis for their retirements.

Confidentiality, Non-Solicitation and Intellectual Property Agreements

Mr. King, Ms. Keckeisen and Ms. Tankersley have each executed a confidentiality and non-solicitation agreement with Software Spectrum which contains confidentiality and invention assignment provisions. Each employee also agreed not to compete with Software Spectrum during his or her employment and, for up to 12 months after termination of employment, agreed not to contact any person or business which whom he or she had contact for purposes of competing with us. In addition, each executive agreed not to solicit any of its employees for up to 24 months after termination of employment. Each of Messrs. Jones and Roshak executed an employee confidentiality and intellectual property agreement which contains both confidentiality and invention assignment agreements.

Keith R. Coogan Special Retention Bonus Agreement

On May 19, 2004, Software Spectrum and Mr. Coogan entered into a Special Retention Bonus Agreement which required Software Spectrum to pay Mr. Coogan a retention bonus during 2004 in four installments equal to $1,000,000 in the aggregate and a sale bonus (Sale Bonus Payment) equal to 1% of the amount of any proceeds in connection with the sale of Software Spectrum to an unaffiliated person (a Sale). Because a Sale did not occur prior to December 31, 2004, this agreement requires Software Spectrum to pay Mr. Coogan additional bonuses of $250,000 on each of March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 (2005 Bonus Payments). To the extent that a Sale occurs prior to the end of 2005, Software Spectrum will be required to pay Mr. Coogan the Sale Bonus Payment less any of the 2005 Bonus Payments made as of the date of the Sale. This offering will not constitute a Sale.

This agreement also contains provisions governing payment of the Sale Bonus Payment and 2005 Bonus Payments in the event that Mr. Coogan’s employment is terminated. If Mr. Coogan’s employment is terminated due to his death or disability, then Software Spectrum must pay him or his estate a pro rata portion of the 2005 Bonus Payments through the effective date of such termination. If Mr. Coogan’s employment is terminated by Software Spectrum without cause or by Mr. Coogan with good reason, then Software Spectrum must pay Mr. Coogan $1,000,000 less the amount of any 2005 Bonus Payments made to him through the date of such termination. To the extent that a definitive agreement for a Sale has been executed prior to the effective date of his termination or substantial negotiations occur prior to the effective date of his termination which leads to the execution of a definitive agreement for a Sale, Mr Coogan will also be entitled to the Sale Bonus Payment less any of the 2005 Bonus Payments made as of the date of such termination. If Mr. Coogan’s employment is terminated by Software Spectrum without cause but in connection with certain uncured performance related issues Software Spectrum’s obligation will be reduced by half. If Mr. Coogan’s employment is terminated by Software Spectrum with cause or Mr. Coogan resigns without good reason, then Software Spectrum has no obligation to pay Mr. Coogan any further 2005 Bonus Payments or the Sale Bonus Payment.

In addition to the bonus payments outlined above, in the event that Mr. Coogan is terminated by Software Spectrum without cause or by Mr. Coogan with good reason, he will be entitled to a severance payment equal to $215,000 and certain outplacement services for six months following such termination.

This agreement also contains certain non-disparagement, non-competition and non-solicitation provisions. During the term and for 12 months following Mr. Coogan’s termination of employment, Mr. Coogan agreed not to engage in any conduct or make any statements that are derogatory about or detrimental to Software Spectrum. During the term and for 12 months following the termination of Mr. Coogan’s employment, Mr. Coogan agreed that he would not (1) hire or solicit any employee of Software Spectrum during their employment with Software Spectrum and for a period of 12 months after they are no longer employed by Software Spectrum without Software Spectrum’s prior written consent or (2) compete with Software Spectrum. This agreement also contains a confidentiality provision.

Severance Agreements

Mr. King, Mr. Roshak, Ms. Keckeisen and Ms. Tankersley are beneficiaries of an executive severance policy with Software Spectrum. Pursuant to the policy, Software Spectrum will pay an amount of severance to executive officers upon separation from employment for qualifying reasons. The amount of severance is equal to the sum of six months of the executive officer’s base salary and 50% of the executive’s bonus and short-term incentives at the time of the executive’s separation of employment. The term “qualifying reasons” under the policy includes layoffs, reorganizations, changes in control, job elimination, similar reasons that are beyond the executive’s control and involuntary termination due to poor performance, death or disability. Executives who voluntarily resign or who are terminated for cause (as defined in the policy) are not eligible for severance payments or benefits. The severance payment will be made in a single payment within 30 days of the separation date and will be subject to applicable withholding and deductions. The consummation of this offering will not trigger any payments under the severance policy.

PRINCIPAL AND SELLING STOCKHOLDERS

Prior to the completion of this offering, all shares of our common stock were owned by Level 3 Financing, a Delaware corporation and a wholly-owned subsidiary of Level 3. Upon completion of this offering, Level 3 (through Level 3 Financing) will beneficially own approximately         % of our outstanding common stock or         % if the underwriters exercise their over-allotment option in full.

The table below sets forth information regarding beneficial ownership of our common stock as of the effective date of this offering by:

•	each beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Unless otherwise indicated, the principal address for each of the stockholders below is c/o Technology Spectrum, Inc., 3480 Lotus Drive, Plano, Texas 75075.

Name of Beneficial Owner	Prior to Offering(1)		Number of Shares to be Sold in this Offering	After Offering(1)
	Number	Percentage		Number		Percentage
Level 3 Financing, Inc. (2)
Keith R. Coogan	—	—	—	—	(3)	—
Michael D. Jones	—	—	—	—	(3)	—
Roger J. King	—	—	—	—	(3)	—
David M. Roshak	—	—	—	—	(3)	—
Janet G. Keckeisen	—	—	—	—	(3)	—
James Q. Crowe	—	—	—	—		—
Charles C. Miller, III	—	—	—	—		—
Thomas C. Stortz	—	—	—	—		—
All directors and executive officers as a group (9 persons)	—	—	—	—	(3)	—

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. Under SEC rules, shares of common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage beneficially owned by the person holding such options but not for purposes of calculating any other stockholder’s ownership percentage. The percentages of beneficial ownership are based on shares of common stock issued and outstanding immediately prior to and after the completion of this offering.

(2)	The primary address of Level 3 Financing is 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

(3)	The above table does not reflect options granted to the above named persons upon the consummation of the offering under our new stock incentive plan. As of the consummation of the offering, the following persons held the following number of options: Mr. Coogan ( ), Mr. Jones ( ), Mr. King ( ), Mr. Roshak ( ) and Ms. Keckeisen ( ). None of the options held by these persons are currently exercisable or exercisable within 60 days of the consummation of the offering.

DESCRIPTION OF CAPITAL STOCK

General Matters

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. We intend to amend and restate our certificate of incorporation and bylaws prior to the consummation of this offering. A copy of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of 100 million shares of common stock, $.01 par value, and 10 million shares of preferred stock, $.01 par value, that are undesignated as to series.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratable dividends as may be declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Anti-Takeover Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock. Level 3 is exempted from Section 203.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of Technology Spectrum.

Charter and Bylaws Anti-Takeover Provisions

Our amended and restated bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer and President, and will be called by our Chief Executive Officer and President at the request of the holders of a majority of our outstanding shares of capital stock.

Our amended and restated bylaws do not give the board of directors power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our amended and restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides for the authorization by the board of directors of up to 10 million shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock. Preferred stockholders could also make it more difficult for a third party to acquire Technology Spectrum. At the closing of this offering, no share of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. Additionally, under our amended and restated certificate of incorporation, Level 3 will retain the right to nominate 20% of the members of our board of directors so long as it beneficially owns 20% of the issued and outstanding shares of our common stock.

The foregoing provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of Technology Spectrum.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officers’ duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former of present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer agent and registrar

Wells Fargo Bank Minnesota, N.A. will be our transfer agent and registrar.

Nasdaq National Market listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “TSPE” upon completion of the offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has not been a public market for our common stock. Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise capital through the sales of equity securities in the future on terms favorable to us.

When the offering is completed, we will have a total of                      shares of common stock outstanding assuming that the underwriters do not exercise this over-allotment option. The                      shares offered by the selling stockholder pursuant to this prospectus will be freely tradeable unless our affiliates, as defined in Rule 144 under the Securities Act purchase them. The remaining                      shares are “restricted,” which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144.

Upon completion of this offering, Level 3 (through Level 3 Financing) will beneficially own approximately              shares of common stock representing         % aggregate ownership interest in us after the offering or              shares of common stock representing     % aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full.

Lock-up agreements

Our executive officers, directors and the selling stockholder have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Specifically, they have each agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will equal approximately shares upon completion of the offering; or

•	the average weekly trading volume of our common stock as reported on all national securities exchanges during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

A person who is not deemed an affiliate of ours at the time of the sale and during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Registration

Following this offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our option plans. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to this offering, we were a wholly-owned subsidiary of Level 3. In connection with this offering, we will enter into a number of agreements with Level 3 and Level 3 Financing for the purpose of ensuring an orderly transition period and defining our ongoing relationship. Set forth below are summaries of the arrangements, transactions and agreements between us and Level 3. Copies of certain agreements are included as exhibits to the registration statement of which this prospectus is a part. The summaries below are qualified in their entirety by reference to the agreements as filed with the SEC.

Any future agreements, arrangements and transactions between us and Level 3 will not be on terms less favorable to us than reasonably can be obtained in arms-length transactions with independent third parties. All related party transaction terms will be approved by our nominating and governance committee. Until such time as the nominating and governance committee becomes fully independent, in accordance with the applicable grace periods afforded by NASDAQ under NASD Marketplace Rule 4350, all related party transactions between Level 3 and the Company will be reviewed and approved only by the members of such committee that are independent of Level 3.

Transition Services Agreement

Prior to the consummation of this offering, we will enter into a transition services agreement with Level 3 Financing, pursuant to which Level 3 Financing will provide us for up to 12 months with certain administrative services, such as accounting, financial, human resources and insurance. We cannot assure you that we will be able to provide these services internally or find a third-party provider on acceptable terms, if at all, after the expiration of the transition services agreement.

We currently lease space from Level 3, including our IT infrastructure management services business, a small sales and software development office in Massachusetts and other small sales offices. As a subsidiary of Level 3, no written agreements govern these arrangements, and all costs are included in our intercompany charges. We expect that the transition services agreement will govern these arrangements after the consummation of the offering, including obtaining any required consent from the landlords of these properties.

Tax Sharing Agreement

Prior to the offering, we shared financial and administrative responsibilities with Level 3 for U.S. federal, state, local and foreign taxes for the periods during which we were affiliated. Prior to the completion of this offering, we intend to enter into a tax sharing agreement with Level 3 that will govern our continuing tax sharing arrangements relating to pre-separation periods. This agreement will also allocate rights, obligations and responsibilities in connection with certain administrative matters relating to taxes. Under these arrangements, we generally remain responsible for all taxes arising in pre-separation periods attributable to us. Level 3 will generally control both the return preparation and audits and contests relating to pre-separation periods and taxes for which we are responsible.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Level 3 Financing, pursuant to which we will be required, upon request of Level 3 Financing, to use commercially reasonable efforts to register under the applicable federal and state securities laws any of the shares of our common stock beneficially owned by Level 3 Financing. Level 3 Financing will also have the right to include the shares of our common stock it beneficially owns in other registrations of these equity securities we initiate. The registration rights agreement will contain indemnification and contribution provisions that are customary in transactions similar to those contemplated by this prospectus.

Other Arrangements

Contracts.    Software Spectrum sells business software to Level 3 pursuant to a corporate procurement agreement, and Level 3 sells communication services to (i)Structure. We believe these agreements are on terms no less favorable to us than reasonably could have been obtained in arms-length transactions. Upon the consummation of this offering, we expect these agreements to continue in accordance with their terms. For more information, see Note 16 to the Combined Financial Statements, as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004.

Working Capital Financing.    Prior to the offering, Level 3 provided us with working capital financing which we anticipate we will not have access to after the consummation of this offering. Upon consummation of this offering, we anticipate that we will enter into an external working capital credit facility. If debt financing is not available on acceptable terms, we may seek to raise funds through short-term borrowings from Level 3 under terms negotiated on an arms-length basis. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Other.    We make additional use of Level 3 guarantees primarily to secure our payment obligations to certain software publishers and suppliers. These Level 3 guarantees will either terminate by their terms or will be terminated by Level 3 at or shortly after the consummation of the offering. We do not believe that the termination of these guarantees will materially adversely affect our operations. Additionally, Level 3 has provided cash collateral for a letter of credit issued on our behalf in the amount of $3.7 million at December 31, 2004. This activity has not been reflected in our combined financial statements. Subsequent to the completion of the offering, we may be responsible for providing a replacement letter of credit totaling approximately $2.2 million. Also, as of December 31, 2004, Level 3 has placed in a restricted account $2.1 million of cash to collateralize certain of our bank accounts in Europe. Subsequent to the completion of the offering, we do not expect to have to maintain restricted cash to collateralize these accounts.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock to a Non-U.S. Holder, but is not a complete analysis of all the potential tax consequences relating thereto. For purposes of this discussion, a Non-U.S. Holder is any beneficial owner of our common stock who acquired such common stock in this offering and holds it as a capital asset for U.S. federal income tax purposes and who is generally an individual, a corporation, an estate or a trust other than:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source;

•	a trust (1) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) which has made a valid election to be treated as a U.S. person; or

•	a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

This discussion is a summary for general information purposes only. Accordingly, this discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a Non-U.S. Holder’s special tax status or special circumstances and does not consider state, local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special treatment under U.S. federal income tax laws (including partnerships or other pass-through entities, insurance companies, banks or other financial institutions, tax-exempt organizations, dealers in securities or foreign currencies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, holders of securities held as part of “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction and persons who hold or receive common stock as compensation) or certain U.S. expatriates (including certain former citizens and residents of the United States). If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect and any change could affect the continuing validity of this discussion.

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

Dividends

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against, and will reduce, a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a Non-U.S. Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must timely provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a Non-U.S. Holder that are effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder are exempt from such withholding tax. In order to obtain this exemption, a Non-U.S. Holder must timely provide a properly executed IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A Non-U.S. Holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS. If a Non-U.S. Holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder or, if an income tax treaty applies, attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder, in which case the Non-U.S. Holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States (the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation);

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met, in which case the Non-U.S. Holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

We believe that we are not currently, and will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a

USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as U.S. real property interests only if the Non-U.S. Holder actually or constructively held more than 5 percent of such regularly traded common stock.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Because U.S. federal income tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion contained in the previous sentence, and vice versa.

Backup Withholding and Information Reporting

Dividends.    Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding could have been reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. Dividends paid to Non-U.S. Holders of our common stock generally will be exempt from backup withholding (currently at a rate of 28%) if the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN, certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Disposition of Our Common Stock.    The payment of the gross proceeds from a disposition of our common stock by a Non-U.S. Holder made by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possibly backup withholding (currently at a rate of 28%) unless the Non-U.S. Holder, prior to payment, certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payments of the gross proceeds from a disposition of our common stock effected outside the United States by a Non-U.S. Holder of our common stock made by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding, unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker, prior to payment, has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided, that the required information is timely furnished to the IRS.

UNDERWRITING

The selling stockholder intends to offer the shares of our common stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We, Level 3 and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or part.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

Per Share	Without Option	With Option
$	$	$
$	$	$
$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by the selling stockholder.

Over-Allotment Option

The selling stockholder has granted options to the underwriters to purchase up to          additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

Our executive officers, directors and the selling stockholder have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, they have each agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires power of disposition.

The restrictions described in the immediately preceding paragraphs do not apply to:

•	transfers by a person other than us of shares of common stock or any security convertible into common stock as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the immediately preceding paragraphs; or

•	transfers by a person other than us to any trust for the direct or indirect benefit of such person and/or the immediate family of such person, provided that the trustee of the trust agrees to be bound in writing by the restrictions described in the immediately preceding paragraphs, and provided further that any such transfer does not involve a disposition for value. For purposes of the foregoing, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

Merrill Lynch has informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up provisions. The release of any lock-ups will be considered on a case-by-case basis. The factors that Merrill Lynch may consider in deciding whether to release the securities may include the length of time before the lock-up expires, the number of shares of common stock or other securities involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.

Nasdaq National Market Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “TSPE.” In order to meet the requirements for listing of the shares on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners.

Prior to the consummation of this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, Level 3 and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives of the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the underwriters’ option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we, Level 3 the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, Level 3 the selling stockholder nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales Outside the United States

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the date we consummate this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

Electronic Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us. Furthermore, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with, the selling stockholder or Level 3. Merrill Lynch serves as administrative agent and is a lender under the selling stockholder’s $730 million senior secured term loan entered into on December 1, 2004. Each such underwriter has received customary fees and commissions for these transactions.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The combined financial statements of Technology Spectrum as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement may be obtained from such offices at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We anticipate making these documents publicly available, free of charge, on our future website at www.TechnologySpectrum.net as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the combined financial statements or in the notes thereto.

When Level 3 Communications, Inc. completes the transaction to contribute its ownership in (i)Structure, LLC and Orygen, LLC to Technology Spectrum, Inc. referred to in the first paragraph of Note 1 of the notes to the combined financial statements, we will be in a position to render the following report.

/s/    KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the combined balance sheets of Technology Spectrum, Inc. (a Delaware corporation) (see Note 1) and subsidiaries as of December 31, 2004 and 2003, and the related combined statements of operations, cash flows, changes in business equity (deficit) and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Technology Spectrum, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Dallas, Texas

May 12, 2005,

except as to the

first paragraph of

Note 1, which is

of                 , 2005

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2004		2003	2002
($ millions, except per share data)
Revenue:
Software direct marketing		$1,862.4	$1,922.5	$1,798.2
IT Infrastructure management services		74.2	76.9	80.0

Total revenue		1,936.6	1,999.4	1,878.2

Cost of revenue:
Software direct marketing		1,705.4	1,781.0	1,670.5
IT Infrastructure management services		52.5	55.4	58.4

Total cost of revenue		1,757.9	1,836.4	1,728.9
Gross profit:
Software direct marketing		157.0	141.5	127.7
IT infrastructure management services		21.7	21.5	21.6

Total gross profit		178.7	163.0	149.3

Operating expenses:
Selling, general and administrative expenses		131.1	136.1	108.8
Depreciation expense		14.2	21.2	22.2
Amortization expense		7.4	7.4	4.8
Restructuring charges		3.3	14.6	5.0

Operating income (loss)		22.7	(16.3)	8.5

Other income (expense):
Interest expense, net		(1.0)	(0.7)	(0.1)
Interest expense affiliates, net		(4.8)	(4.5)	(4.1)
Other, net		9.5	1.4	(3.3)

Total other income (expense)		3.7	(3.8)	(7.5)

Income (loss) from continuing operations before income taxes		26.4	(20.1)	1.0

Income tax benefit (expense)		(12.9)	(1.7)	(4.7)

Income (loss) from continuing operations		13.5	(21.8)	(3.7)

Loss from discontinued operations		(3.9)	(14.0)	(0.5)

Net income (loss)		$9.6	$(35.8)	$(4.2)

Pro forma earnings (loss) per share of Technology Spectrum, Inc. common stock:
Basic:
Income from continuing operations	$
Loss from discontinued operations	$
Net income	$
Diluted:
Income from continuing operations	$
Loss from discontinued operations	$
Net income	$

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	December 31,
($ millions)	2004	2003
Assets
Current Assets:
Cash and cash equivalents	$105.5	$51.9
Trade receivables	411.4	442.8
Deferred costs	65.3	63.4
Deferred income taxes	9.1	7.4
Other	16.7	12.0

Total current assets	608.0	577.5

Net property, plant and equipment	37.3	44.5
Other intangibles, net	55.1	62.5
Goodwill	175.1	175.1
Deferred income taxes	2.3	12.4
Other assets, net	3.6	2.1

	$881.4	$874.1

Liabilities and Business Equity
Current liabilities:
Accounts payable	$428.2	$435.6
Accrued payroll and employee benefits	18.5	23.3
Deferred revenue	62.4	65.2
Due to affiliate, net	56.7	73.7
Income taxes payable	14.2	14.1
Other	43.2	38.3

Total current liabilities	623.2	650.2

Other Liabilities	5.4	3.1

Commitments and contingencies

Business equity:
Owner’s net investment	250.5	220.0
Accumulated other comprehensive income	2.3	0.8

Total business equity	252.8	220.8

	$881.4	$874.1

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31,
($ millions)	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$9.6	$(35.8)	$(4.2)
Loss from discontinued operations	3.9	14.0	0.5

Income (loss) from continuing operations	13.5	(21.8)	(3.7)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) continuing operations:
Depreciation and amortization	21.6	28.6	27.0
(Gain) loss on asset sales	(9.3)	—	1.4
Non-cash compensation expense attributable to stock awards	3.5	7.2	5.4
Deferred revenue	(0.6)	9.5	53.9
Deferred income taxes	4.3	0.5	3.3
Change in working capital items net of amounts acquired:
Receivables	41.5	47.3	(181.8)
Other current assets	(5.5)	18.6	(97.6)
Payables	(17.0)	(32.9)	100.1
Other liabilities	9.6	(9.3)	16.1
Other	(3.1)	1.5	(5.2)

Net cash provided by (used in) continuing operations	58.5	49.2	(81.1)

Cash flows from investing activities:
Capital expenditures	(7.3)	(10.7)	(13.7)
Proceeds from sale of property, plant and equipment, and other investments	9.5	0.7	0.4
Corporate Software acquisition, net of cash acquired of $34.3	—	—	(94.1)
Software Spectrum acquisition, net of cash acquired of $40.1	0.8	—	(95.6)

Net cash provided by (used in) investing activities	3.0	(10.0)	(203.0)

Cash flows from financing activities:
Payments and repurchases of third party debt	(0.6)	(0.8)	(2.0)
Borrowings from affiliate	677.1	766.6	435.4
Repayments of borrowings from affiliate	(681.6)	(810.8)	(362.6)
Capital contribution from Level 3	—	2.9	261.6

Net cash provided by (used in) financing activities	(5.1)	(42.1)	332.4

Net cash provided by (used in) discontinued operations	(5.2)	0.5	2.2

Effect of exchange rates on cash and cash equivalents	2.4	2.3	1.5

Net change in cash and cash equivalents	53.6	(0.1)	52.0

Cash and cash equivalents at beginning of year	51.9	52.0	—

Cash and cash equivalents at end of year	$105.5	$51.9	$52.0

Supplemental disclosure of cash flow information:
Income taxes paid	$2.2	$2.7	$2.9

Non-cash financing activities:
Capital contribution of due to affiliate, net	$18.0	$3.3	$1.0

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN BUSINESS EQUITY (DEFICIT)

For the three years ended December 31, 2004

($ millions)	Owner’s Net Investment	Accumulated Other Comprehensive Income	Total
Balances at December 31, 2001	$(16.2)	$—	$(16.2)

Net loss	(4.2)	—	(4.2)
Net transfers and contributions from Level 3	262.6	—	262.6
Equity based compensation	4.9	—	4.9
Net foreign currency translation adjustments	—	0.8	0.8

Balances at December 31, 2002	247.1	0.8	247.9

Net loss	(35.8)	—	(35.8)
Contributions from Level 3	6.2	—	6.2
Equity based compensation	2.5	—	2.5
Net foreign currency translation adjustments	—	—	—

Balances at December 31, 2003	220.0	0.8	220.8

Net income	9.6	—	9.6
Contributions from Level 3	18.0	—	18.0
Equity based compensation	2.9	—	2.9
Net foreign currency translation adjustments	—	1.5	1.5

Balances at December 31, 2004	$250.5	$2.3	$252.8

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
($ millions)	2004	2003	2002
Net earnings (loss)	$9.6	$(35.8)	$(4.2)
Other comprehensive income:
Foreign currency translation adjustments, net of tax	1.5	—	0.8

Other comprehensive income, net of taxes	1.5	—	0.8

Comprehensive income (loss)	$11.1	$(35.8)	$(3.4)

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(1) Proposed transaction

Technology Spectrum, Inc. (“Technology Spectrum” or the “Company”), is a wholly-owned subsidiary of Level 3 Communications, Inc. (“Level 3”). Software Spectrum, Inc. (“Software Spectrum”) is a wholly-owned subsidiary of Technology Spectrum and is engaged in the software direct marketing business. Level 3 intends to contribute its ownership in (i)Structure, LLC (“(i)Structure”) and Orygen, LLC (“Orygen”), indirect wholly-owned subsidiaries of Level 3, to Technology Spectrum prior to the initial public offering (“IPO”) of Technology Spectrum. These transfers have not been completed to date. (i)Structure is engaged in the IT infrastructure management services business. Orygen provided systems integration services prior to 2003. Software Spectrum, (i)Structure and Orygen comprise Technology Spectrum.

Technology Spectrum was incorporated in Delaware as a wholly-owned subsidiary of Level 3. As of                             , shares of Technology Spectrum’s common stock, par value $         per share, were authorized, issued and outstanding. Prior to the completion of the initial public offering, there will be a recapitalization of Technology Spectrum, the extent of which has not yet been determined.

In connection with the IPO, the Company anticipates entering into an external working capital credit facility to fund future short-term working capital requirements. Based on information available at this time, the Company believes it will have sufficient liquidity to fund its operations upon the consummation of the IPO. In the event that the sources of cash described above are not sufficient to meet our future cash requirements, we may seek additional financing in the form of term loans, capital loans and operating leases. In addition to the external working capital credit facility discussed above, we may also seek debt financing to repay any amounts due to Level 3.

(2) Business description

Technology Spectrum is a direct marketer of software and software licensing services to corporations. The Company also offers corporations IT infrastructure management services for mainframes and server-based systems. The Company’s software direct marketing business is operated through its subsidiary, Software Spectrum, and the Company’s IT infrastructure management services business is operated through its subsidiary, (i)Structure.

Technology Spectrum is engaged in two primary lines of business: software direct marketing (which includes our discontinued contact services business), through our subsidiary Software Spectrum; and IT infrastructure management services (which excludes our discontinued Orygen services business) through our subsidiary (i)Structure. Each of these lines of business is a reportable segment.

(3) Summary of significant accounting policies

Basis of presentation

The combined financial statements of the Company have been prepared from the consolidated financial statements and accounting records of Technology Spectrum, Inc. and its wholly-owned subsidiary, Software Spectrum, and Level 3, principally representing the software direct marketing business of Software Spectrum, the IT infrastructure management services business of (i)Structure, and the systems integration business of Orygen treated as a discontinued operation throughout this presentation, using the historical results of operations, and

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

historical basis of assets and liabilities of these businesses. As discussed in Note 4, Corporate Software, Inc. and Software Spectrum were acquired on March 13, 2002 and June 18, 2002, respectively. The accompanying combined financial statements include operations from the dates of their respective acquisitions. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Level 3’s net investment in Technology Spectrum is shown as business equity in lieu of stockholder’s equity in the combined financial statements. Transactions between Technology Spectrum and the other Level 3 entities have been identified in the combined statements as transactions between related parties.

Principles of combination

All intercompany transactions and balances between and among the software direct marketing, IT infrastructure management services business and the discontinued systems integration businesses have been eliminated. The Company’s investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company’s investments in other entities are carried at their historical cost.

Revenue recognition

For our software direct marketing segment, revenue is recognized either on a “gross” basis in which case the full value of the software license sold is recognized as revenue or on a “net” basis in which the sales agency fee associated with certain software publisher licensing programs is recognized as revenue. The Emerging Issues Task Force (“EITF”) Issue 99-19 provides guidance to enable companies to determine whether revenues from the reselling of goods and services should be recorded on a “gross” or “net” basis. The Company believes that the facts and circumstances, particularly those involving pricing and credit risk indicate that the majority of Software Spectrum’s sales should be recorded on a “gross” basis in accordance with EITF 99-19. The latitude and ability of Software Spectrum to establish the selling price to the customer are clear indications of “gross” revenue reporting. The assumption of credit risk is another important factor in determining “gross” versus “net” reporting. Software Spectrum has the responsibility to pay suppliers for all products ordered, regardless of when, or if, it collects from its customers. Software Spectrum is also solely responsible for determining the creditworthiness of its customers.

In accordance with American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, revenue is recognized from software sales when persuasive evidence of an arrangement exists, when the product is shipped or in accordance with terms of licensing contracts, when the price to the customer is fixed, and collectibility is probable. Revenue from maintenance contracts is recognized when invoiced, the license period has commenced, when the price to the customer is fixed, and collectibility is probable, as Software Spectrum has no future obligations associated with future performance under these maintenance contracts. Although the Company maintains sales contracts with many of its large customers, the receipt of an authorized customer purchase order is generally required to provide evidence that an arrangement exists with the customer. A large majority of the Company’s product sales do not involve shipping or delivery of any tangible product. The price of the software is determined by the Company and is fixed when the product is sold and invoiced. There is no contingent component, and the Company does not perform fee-based professional services for software implementation or support. Since the Company sells primarily to established organizations, credit risk is minimal and the probability of collection is based on a customer’s near-term intention and commitment to pay, which is demonstrated through the issuance of an authorized purchase order. Advance

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

billings are recorded as deferred revenue until the license period has commenced. Cost of revenue includes direct costs of the licensing activity and costs to purchase and distribute software. The costs directly attributable to advance billings are deferred and included in other current and noncurrent assets in the combined balance sheet. The Company extends limited return periods to its customers, which are closely aligned with the return opportunities it has with suppliers. In accordance with Statement of Financial Standards #48, “Revenue Recognition when Right of Return Exists”, the Company is able to reasonably estimate the level of returns and accrues for estimated losses when appropriate. Rebates received from software publishers are recognized as a reduction of cost of revenue in the period in which the rebate is earned based on a systematic allocation of the total rebate income considered probable of being realized. Certain vendors have, and periodically exercise, the right to audit Software Spectrum’s reporting of transactions. The Company has established reserves which it believes are adequate to address adjustments to vendor reporting.

The infrastructure management services provided by (i)Structure are managed computer infrastructure services, primarily networking and computing services for mainframe, windows servers and Unix servers located within (i)Structure’s data centers. (i)Structure allows its customers to reduce their costs and improved the quality of their IT infrastructure management. Its services also enable businesses to redirect their internal IT resources to activities that add more value to their business. A majority of the outsourcing contracts between (i)Structure and its customers provide for a fixed fee for a base level of computing services that are delivered each month throughout the three to five year term of the contracts. (i)Structure recognizes revenue in the month the service is provided, generally equal to the contract value amortized on a straight-line basis. Certain contracts allow for incremental or decremental services above or below the base level of services with the majority of these contracts determining charges based on actual hours utilized. The base monthly service fee that (i)Structure recognizes as revenue is increased or decreased in accordance with the terms of the contract. If a customer terminates a contract before the scheduled end date, the termination fee revenue is recognized on the termination date.

Concentration of risks

Competition

The Company’s industry is highly competitive. Many of Technology Spectrum’s competitors in the industry have financial, marketing and other resources significantly greater than those of the Company. In addition, Software Spectrum’s software direct marketing business could be adversely affected if major software publishers successfully implement or expand programs for the direct sale of software through volume purchase agreements or other arrangements intended to exclude the distribution or resale channel.

Concentration of Credit Risk

Technology Spectrum’s customer base consists of several thousand customer accounts including corporations, government agencies, educational institutions, non-profit organizations and other business entities. For each of the years in the three-year period ended December 31, 2004, no single customer represented more than ten percent of revenue. The customer base is represented by a large number of Fortune 500® and Fortune Global 500® companies and the Company does not believe that the loss of any single customer would have a material adverse effect on its revenues.

Suppliers

Microsoft Corporation, a significant supplier of software to Software Spectrum, changed certain licensing programs in 2001 whereby new enterprise-wide licensing arrangements are priced, billed and collected directly by Microsoft. In 2003, several other suppliers, for whom Software Spectrum resells products and

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

services, began adopting this type of program. Software Spectrum will continue to provide sales and support services related to these transactions and will earn a service fee directly from the software publishers for these activities. Under these licensing programs, Software Spectrum only recognizes the service fee it receives from the software publisher as revenue and not the entire sales price of the software. The Company continues to sell products under various licensing programs, but beginning in 2003, has experienced an increase in the level of sales under these new programs. If Microsoft and other software publishers are able to successfully implement and sell a significant amount of software under this program, or it is determined that the accounting for reselling of the software should be recorded on a “net” basis, the Company may experience a significant decline in revenue, but would also experience a proportionate decline in cost of revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, wages and related benefits (including charges for stock based compensation), property taxes, travel, insurance, rent, contract maintenance, advertising and other administrative expenses.

Advertising, marketing and promotional costs

Software Spectrum typically receives marketing funds from major software publishers and works closely with publisher personnel on various marketing and selling matters such as the introduction of new products, programs and related service opportunities. The Company expenses marketing and advertising costs as they are incurred and offsets marketing and advertising costs when marketing funds are received from software publishers. Advertising expense or income is included as a component of selling, general and administrative expenses in the accompanying combined statements of operations. The Company incurred advertising expenses, net of funds received from software publishers of $0.2 million, $0.5 million and $0.9 million for the years ended December 31, 2004, 2003 and 2002.

Stock-based employee compensation

Technology Spectrum accounts for stock-based employee compensation using the fair value based method pursuant to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The Company recognizes expense using the accelerated vesting methodology of FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”) (See Note 11).

Depreciation and amortization

Property, plant and equipment are recorded at cost. Additions, major renewals and improvements are capitalized while repairs and maintenance are expensed. Depreciation and amortization for the Company’s property, plant and equipment are computed on a straight-line basis over the shorter of the assets’ estimated useful life or the term of the lease in the case of leasehold improvements. The range of estimated useful lives are as follows:

Facility and leasehold improvements	7—40 years
Operating equipment	3—5 years
Furniture, fixtures and office equipment	2—7 years

Pro forma earnings per share (unaudited)

Upon the offering, Technology Spectrum will have              shares of common stock outstanding. The Company has presented pro forma basis and diluted earnings per share amounts for the years ended December

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

31, 2004, 2003 and 2002 as if the events described in Note 1 had occurred on January 1, 2002. The pro forma basic earnings per share amount was computed using the weighted average number of shares during the period. Pro forma diluted earnings per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of stock options and stock based compensation awards.

Cash and cash equivalents

Cash equivalents generally consist of funds invested in highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, and are net of credit memos that have been issued, and can bear interest. The allowance for doubtful accounts is Technology Spectrum’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Technology Spectrum determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances, including credit memos, are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Goodwill and other intangible assets

The Company segregates identifiable intangible assets acquired in an acquisition from goodwill. Goodwill is not amortized, but instead is tested for impairment at least annually. In addition to the annual impairment test, an interim test for goodwill impairment is completed when an event occurs or circumstances change that indicate that the reduced fair value of the reporting unit may be below its carrying value.

Other intangible assets primarily include customer relationships acquired in business combinations. These assets are amortized on a straight-line basis over the expected period of benefit of 10 years.

Long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The impairment analysis of these assets is based on long-term cash flow forecasts of operating results and sales of assets over their estimated useful lives. Management will continue to assess the Company’s assets for impairment as events occur or as industry conditions warrant.

Income taxes

Technology Spectrum’s income taxes as presented herein are calculated on a separate tax return basis, although a substantial portion of the Company is included in the consolidated tax return of Level 3. Level 3 manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income taxes payable in the accompanying combined balance sheet are based on the current tax sharing arrangement with Level 3.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Comprehensive income (loss)

Comprehensive income (loss) includes income (loss) and foreign currency translation adjustments related to foreign subsidiaries, net of tax.

Foreign currencies

The reporting currency of Technology Spectrum is the United States (“U.S.”) dollar. Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive income (loss) in combined business equity and in the combined statements of comprehensive income (loss), in Other, net.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical estimates and assumptions are made in determining publisher and supplier rebates, the allowance for doubtful accounts, revenue reserves, whether impairment charges are necessary, useful lives of fixed assets, accruals for estimated liabilities that are probable and estimatable and asset retirement obligations. Actual results could differ from those estimates and assumptions.

(4) Acquisitions

On June 18, 2002, Technology Spectrum completed the acquisition of Software Spectrum, Inc., a global provider, marketer and reseller of business software. Software Spectrum shareholders received $37 in cash from Level 3 for each share of Software Spectrum common stock. The total cash consideration, including outstanding options and transaction costs, was approximately $135.7 million. The transaction was valued at approximately $95.6 million, adjusted for Software Spectrum’s $40.1 million cash position on the acquisition date. The purchase price, including transaction costs, exceeded the fair value of the net tangible and intangible assets by approximately $42.5 million based on a valuation of the assets acquired and an estimate of liabilities assumed.

On March 13, 2002, Technology Spectrum acquired privately held Corporate Software, Inc. (“Corporate Software”) CorpSoft, Inc., a global provider, marketer and reseller of business software. Technology Spectrum agreed to pay approximately $89.0 million in cash and retire approximately $37.7 million in debt to acquire Corporate Software. The transaction was valued at approximately $94.1 million, adjusted for Corporate Software’s $34.3 million cash position on the acquisition date. The $128.4 million net purchase price, including transaction costs, exceeded the fair value of the net tangible and intangible assets by approximately $132.6 million based on a valuation of the assets acquired and an estimate of liabilities assumed.

The results of Corporate Software and Software Spectrum’s operations are included in the combined statements from their respective dates of acquisition.

Effective December 31, 2002, Corporate Software was merged with and into Software Spectrum, with Software Spectrum being the surviving company.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following are the estimated fair value of assets acquired and liabilities assumed in the Corporate Software and Software Spectrum transactions as of their respective acquisition dates after reflecting post-closing purchase price adjustments.

($ millions)	Corporate Software	Software Spectrum
Assets:
Cash and cash equivalents	$34.3	$40.1
Accounts receivable	145.3	131.9
Other current assets	17.8	3.2
Property, plant and equipment, net	5.8	16.0
Identifiable intangibles	26.1	48.6
Goodwill	132.6	42.5
Other assets	7.3	21.8

Total assets	369.2	304.1

Liabilities:
Accounts payable	216.5	143.5
Accrued payroll	19.2	19.4
Other current liabilities	4.0	5.5
Other liabilities	1.1	—

Total liabilities	240.8	168.4

Purchase price	$128.4	$135.7

In 2004, the Company sold an investment with nominal book value acquired with Corporate Software for a gain of approximately $9.0 million.

(5) Discontinued operations

In June 2003, Software Spectrum announced that it was exiting the contact services business in order to concentrate on the software direct marketing business. In conjunction with this decision, on June 18, 2003, Software Spectrum sold substantially all of the contact services business for approximately $4.0 million in cash. Software Spectrum recorded a loss within discontinued operations of approximately $8.9 million on the sale.

The following is the summarized results of operations of the contact services business for 2004, 2003 and the period from acquisition (June 18, 2002) through December 31, 2002.

($ millions)	2004	2003	2002
Revenue	$—	$37.9	$37.7
Costs and expenses:
Cost of revenue	—	26.7	25.0
Selling, general and administrative	1.0	9.4	7.2
Depreciation and amortization	—	2.3	1.9

Total costs and expenses	1.0	38.4	34.1

Income (loss) from operations	(1.0)	(0.5)	3.6
Loss from sale of discontinued operations	—	(8.9)	—
Income tax (expense) benefit	0.3	2.8	(1.4)

Income (loss) from discontinued operations	$(0.7)	$(6.6)	$2.2

In 2003, the Company determined that it would no longer provide systems integration services through Orygen, in order to concentrate on its IT infrastructure management services business. Revenue and related costs for the systems integration business were not significant in 2003.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following is the summarized results of operations of the systems integration business for 2004, 2003 and 2002.

($ millions)	2004	2003	2002
Revenue	$—	$—	$7.7
Costs and expenses:
Cost of revenue	—	—	4.9
Depreciation and amortization	—	—	0.2
Selling, general and administrative	(0.2)	4.6	3.2

Total costs and expenses	(0.2)	4.6	8.3

Income (loss) from operations	0.2	(4.6)	(0.6)
Other expenses	(3.4)	(2.8)	(2.1)

Loss from discontinued operations	$(3.2)	$(7.4)	$(2.7)

Third-party assets and liabilities attributable to the contact services business and Orygen were not significant at December 31, 2004 and 2003. The intercompany liability attributable to Orygen was $37.4 million and $35.0 million at December 31, 2004 and 2003, respectively.

(6) Restructuring charges

In 2004, the Company recognized approximately $3.3 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum announced in 2003. In total, Software Spectrum paid approximately $6.0 million of costs during 2004, including $3.8 million for employee-related matters and $2.2 million in facilities related costs associated with the 2003 and 2004 integration and restructuring actions.

In 2003, the Company recognized approximately $14.6 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum. These actions affected approximately 500 employees and resulted in the closure of certain facilities. Included in the $14.6 million of restructuring charges, was $4.1 million of accrued lease termination costs for facilities.

In the third quarter of 2002, the Company recorded a restructuring charge of $5.0 million primarily for severance and employee related costs associated with the integration of Corporate Software and Software Spectrum. Approximately 100 employees, primarily in Boston, were affected by the workforce reduction.

A summary of the restructuring charges and related activity follows:

	Severance and Related		Facilities Related Amount
($ millions)	Number of Employees	Amount
Balance December 31, 2001	—	$—	$—
2002 Charges	100	5.0	—
2002 Payments	(45)	(1.6)	—

Balance December 31, 2002	55	3.4	—
2003 Charges	499	10.5	4.1
2003 Payments	(505)	(11.9)	(0.7)

Balance December 31, 2003	49	2.0	3.4
2004 Charges	—	1.8	1.5
2004 Payments	(49)	(3.8)	(2.2)

Balance December 31, 2004	—	$—	$2.7

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Lease termination obligations of $2.7 million are expected to be paid over the terms of the impaired leases, which extend to 2006, if Technology Spectrum is unable to negotiate a buyout of the leases.

(7) Pro forma income (loss) per share (unaudited)

Prior to the completion of the IPO, Technology Spectrum anticipates that it will have approximately        million shares of common stock outstanding. The Company has presented pro forma basic and diluted income per share amounts for the year ended December 31, 2004, 2003 and 2002 as if the recapitalization described in Note 1 had occurred on January 1, 2002. The Company calculated its pro forma earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic income per share is computed based on the weighted-average number of common shares outstanding during the period. Pro forma diluted earnings per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise stock options and other stock based compensation awards.

The following details the income (loss) per share calculations for the Company’s common stock:

	Year Ended December 31, 2004
($ millions, except per share data)	Income	Weighted Average Shares Outstanding (in thousands)	Pro forma Per-Share Amount
Pro forma basic earnings per share:
Income from continuing operations before income taxes	$25.6		$0
Loss from discontinued operations	(3.9)		0
Income tax expense	(12.9)		0

Net income	$8.8		$0

Effect of dilutive securities:
Options and warrants	—
Other stock based awards	—

Pro forma diluted earnings per share:
Income from continuing operations before income taxes	$25.6		$0
Loss from discontinued operations	(3.9)		0
Income tax expense	(12.9)		0

Net income	$8.8		$0

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31, 2003
($ millions, except per share data)	Income	Weighted Average Shares Outstanding (in thousands)	Pro forma Per-Share Amount
Pro forma basic earnings per share:
Loss from continuing operations before income taxes	$(20.1)		$0
Loss from discontinued operations	(14.0)		0
Income tax expense	(1.7)		0

Net loss	$(35.8)		$0

Effect of dilutive securities:
Options and warrants
Other stock based awards

Pro forma diluted earnings per share:
Loss from continuing operations before income taxes	$(20.1)		$0
Loss from discontinued operations	(14.0)		0
Income tax expense	(1.7)		0

Net loss	$(35.8)		$0

	Year Ended December 31, 2002
($ millions, except per share data)	Income	Weighted Average Shares Outstanding (in thousands)	Pro forma Per-Share Amount
Pro forma basic earnings per share:
Income from continuing operations before income taxes	$1.0		$0
Loss from discontinued operations	(0.5)		0
Income tax expense	(4.7)		0

Net loss	$(4.2)		$0

Effect of dilutive securities:
Options and warrants
Other stock based awards

Pro forma diluted earnings per share:
Income from continuing operations before income taxes	$1.0		$0
Loss from discontinued operations	(0.5)		0
Income tax expense	(4.7)		0

Net loss	$(4.2)		$0

(8) Disclosures about fair value of financial instruments

Due to the short-term maturities of cash, cash equivalents, trade receivables, accounts payable and short-term borrowings, the carrying amount estimates fair value.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(9) Trade receivables

Trade Receivables at December 31, 2004 and 2003 were as follows:

($ millions)	Software Direct Marketing	IT Infrastructure Management Services	Total
December 31, 2004
Trade Receivables:
Services and software sales	$414.0	$3.7	$417.7
Allowance for doubtful accounts	(6.1)	(0.2)	(6.3)

Total	$407.9	$3.5	$411.4

December 31, 2003
Trade Receivables:
Services and software sales	$444.3	$6.1	$450.4
Allowance for doubtful accounts	(6.9)	(0.7)	(7.6)

Total	$437.4	$5.4	$442.8

The Company recognized bad debt expense in selling, general and administrative expenses of $3.4 million, $1.4 million and $3.5 million in 2004, 2003 and 2002, respectively. The Company recorded write offs of accounts receivable previously reserved of approximately $4.7 million, $1.1 million and $0.5 million in 2004, 2003 and 2002, respectively.

(10) Net property, plant and equipment

At December 31, 2004 and 2003, property, plant and equipment were as follows:

($ millions)	Cost	Accumulated Depreciation	Book Value
December 31, 2004
Land	$0.7	$—	$0.7
Facility and leasehold improvements	28.6	(7.9)	20.7
Operating equipment	59.7	(48.1)	11.6
Furniture, fixtures and office equipment	26.6	(22.3)	4.3

	$115.6	$(78.3)	$37.3

($ millions)
December 31, 2003
Land	$0.7	$—	$0.7
Facility and leasehold improvements	27.9	(6.8)	21.1
Operating equipment	67.0	(49.9)	17.1
Furniture, fixtures and office equipment	25.4	(19.8)	5.6

	$121.0	$(76.5)	$44.5

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(11) Other intangibles, net

At December 31, 2004 and 2003, other intangible assets subject to amortization were as follows :

($ millions)	Cost	Accumulated Amortization	Book Value
Customer relationships
December 31, 2004	$74.7	$(19.6)	$55.1

December 31, 2003	$74.7	$(12.2)	$62.5

The acquisition of Corporate Software was completed in 2002. The $128.4 million cash purchase price, including transaction costs, exceeded the fair value of the net assets by approximately $132.6 million based on a valuation of the assets acquired and estimates of the liabilities assumed. The Company has attributed approximately $26.1 million of the purchase price to a customer relationship intangible asset with an amortization period equal to ten years.

In 2002, Technology Spectrum completed the acquisition of Software Spectrum. The $135.7 million purchase price, including transaction costs, exceeded the estimated fair value of the net assets by approximately $42.5 million based on a valuation of the assets acquired and estimates of the liabilities assumed. Technology Spectrum has attributed approximately $48.6 million of the purchase price to a customer relationship intangible asset with an amortization period equal to ten years.

The amortization expense related to intangible assets currently recorded on the Company’s books is estimated to be $7.4 million for each of the five succeeding years.

(12) Employee Benefit Plans

The Company adopted the recognition provisions of SFAS No. 123. Under SFAS No. 123, the fair value of an option or other stock-based compensation (as computed in accordance with accepted option valuation models) on the date of grant is amortized over the vesting periods of the options in accordance with FIN 28. Although the recognition of the value of the instruments results in compensation in an entity’s financial statements, the expense differs from other compensation in that these charges may not be settled in cash, but rather are generally settled through issuance of common stock.

The following table summarizes non-cash compensation expense for the three years ended December 31, 2004.

($ millions)	2004	2003	2002
OSO	$1.2	$2.0	$3.7
Shareworks match plan	0.4	0.9	0.9
Shareworks/401(k) grant plans	—	2.9	0.8
401(k) match expense	1.9	1.4	—

	$3.5	$7.2	$5.4

Outperform Stock Option Plan

Eligible employees of Technology Spectrum participate in the Level 3 outperform stock option (“OSO”) program that was designed so that Level 3’s stockholders would receive a market return on their investment

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

before OSO holders receive any return on their options. Participants in the OSO program do not realize any value from awards unless Level 3’s common stock price outperforms the Standard & Poor’s® (“S&P”) 500 Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500 Index (or less than the corresponding loss on the S&P Index), the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which Level 3’s common stock outperforms the S&P 500 Index. To the extent that Level 3’s common stock outperforms the S&P 500 Index, the value of OSOs to a holder may exceed the value of nonqualified stock options.

OSO awards were made quarterly to eligible participants on the date of the grant. Level 3 temporarily suspended awards of OSO in April 2005. To replace the OSOs, Level 3 awarded restricted stock units to participants of the plan beginning in the second quarter of 2005. The restricted stock units will vest 50% one year from the award date with the remaining units vesting two years from the award date. Level 3 expects the number of quarterly restricted stock units awarded to be approximately 150% of the quarterly OSOs awarded in the prior quarter. The value of the restricted units will be based on the price of Level 3’s common stock the day prior to the award and will be recorded to expense over the vesting period.

The Company is currently evaluating its long-term compensation program and expects to have a new program in place during the third quarter of 2005.

Awards granted prior to August 19, 2002 vest in equal quarterly installments over two years and have a four-year life. OSOs granted between March 1, 2001 and August 18, 2002 are exercisable immediately upon vesting and have a four-year life. One half of OSOs granted on and after August 19, 2002 vest at the end of the first year after grant, with the remaining 50% vesting over the second year (12.5% per quarter). Certain OSOs granted to members of the senior management team vest pursuant to the terms of the grant, but are subject to a two-year exercise moratorium from the grant date.

The fair value of the OSOs granted during and subsequent to 2002 were calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company uses a modified Black-Scholes model due to the additional variables required to calculate the success multiplier of the OSO program.

	Pre August 19, 2002 Grants	August 19, 2002 Through the Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
S&P 500 Expected Dividend Yield Rate	1.80%	1.88%	1.51%	1.54%
Expected Life	2 years	2 years	2 years	2 years
S&P 500 Expected Volatility Rate	23%	25%	25%	15%
Level 3 Common Stock Expected Volatility Rate	55%	100%	80%	56%
Expected Correlation Factor	.81	.60	.46	.19
Calculated Theoretical Value	150%	186%	156%	120%

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the day prior to the grant date.

Shareworks and 401(k) Plans

The Company participates in Level 3 compensation programs that are designed with particular emphasis on equity-based incentive programs. Level 3 developed two plans under its Shareworks program: the Match Plan and the Grant Plan. In December 2002, in order to provide employees opportunities to diversify their investments in Level 3-sponsored savings and retirement plans, Level 3 decided to enhance the Level 3 401(k) plan by

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

introducing a company match on employee contributions. At the same time Level 3 determined that, effective January 1, 2003, the Shareworks Match Plan would be discontinued and the Shareworks Grant Plan would be rolled into the Level 3 401(k) plan.

Match Plan—The Match Plan allowed eligible employees of (i)Structure to defer between 1% and 7% of their eligible compensation to purchase Level 3 common stock at the average stock price for the quarter. Full-time employees were considered eligible on the first day of the calendar quarter after their hire. Level 3 matched the shares purchased by the employee on a one-for-one basis. Stock purchased with payroll deductions was fully vested. Stock purchased with the quarterly matching contributions vests three years after the end of the quarter in which the stock was purchased. The quarterly matching contribution is amortized to compensation expense over the vesting period of 36 months. Effective January 1, 2003, past contributions to the Match Plan continue to vest, however, there are no further contributions to the Plan.

Grant Plan—The Grant Plan enabled (i)Structure to grant shares of Level 3 common stock to eligible employees based upon a percentage of the employees’ eligible salary up to a maximum of 5%. (i)Structure employees employed on December 31 of each year, who were age 21 or older with a minimum of 1,000 hours credited service were considered eligible. The shares granted were valued at the fair market value as of the last business day of the calendar year. All prior and future grants vested immediately upon the employee’s third anniversary of joining the Shareworks Plan. All prior grants for active employees were vested as of January 1, 2003 and were transferred into the Level 3 401(k) plan. As discussed below, the (i)Structure made discretionary contributions for the year ended December 31, 2004 and 2003 into the Level 3 401(k) plan.

401(k) plans—(i)Structure offers their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. Each employee was eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $13,000 in 2004. Prior to January 1, 2003, (i)Structure did not match its employees’ contributions and therefore did not incur any compensation expense related to the Level 3 401(k) plan. Effective January 1, 2003, the (i)Structure began matching 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits for its employees in the form of Level 3 common stock.

Software Spectrum historically matched 25% of employee contributions up to 6% of eligible earnings or applicable regulatory limits; such matching contributions were made in cash. In April 2004, Software Spectrum increased this match to 50% of employee contributions up to 6% of eligible earnings or applicable regulatory limits and amended its 401(k) plan to provide for the matching contribution to be made in the form of Level 3 common stock as described in the following paragraph. In November 2004, the Software Spectrum 401(k) plan merged into the Level 3 401(k) plan; however, the employer match was not changed for Software Spectrum employees.

Matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The employees are able to diversify the match contribution as soon as it is made, even if they are not fully vested. The matching contributions will be fully vested upon completion of three years of service.

The Company made a discretionary contribution to the 401(k) Plan in Level 3 common stock as of December 31, 2004 equal to 2% of eligible employees’ earnings. Software Spectrum and (i)Structure employees received a discretionary contribution to the 401(k) plans in Level 3 common stock as of December 31, 2003, equal to 3% of eligible employees’ 2003 eligible earnings.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(13) Income taxes

An analysis of the income tax provision attributable to income (loss) from continuing operations before income taxes for the three years ended December 31, 2004 follows:

($ millions)	2004	2003	2002
Current:
U.S. federal	$(3.8)	$—	$—
State and foreign	(4.8)	(1.2)	(1.4)

	(8.6)	(1.2)	(1.4)
Deferred, net of changes in valuation allowances:
U.S. federal	(2.8)	0.5	(2.4)
State and foreign	(1.5)	(1.0)	(0.9)

	(4.3)	(0.5)	(3.3)

Income tax provision	$(12.9)	$(1.7)	$(4.7)

The U.S. and foreign components of income (loss) from continuing operations before income taxes follows:

($ millions)	2004	2003	2002
U.S.	$21.2	$(16.9)	$(4.4)
Foreign	5.2	(3.2)	5.4

	$26.4	$(20.1)	$1.0

A reconciliation of the actual income tax provision and the tax computed by applying the U.S. federal rate (35%) to the income (loss) from continuing operations, before income taxes for the three years ended December 31, 2004 follows:

($ millions)	2004	2003	2002
Computed tax (expense) benefit at statutory rate	$(9.3)	$7.0	$(0.4)
State income taxes	(0.4)	0.5	—
Amortization of nondeductible other intangible asset	(2.6)	(2.6)	(0.9)
Stock option plan exercises	(0.1)	0.7	0.3
Change in valuation allowance	(1.9)	(3.8)	(3.0)
Benefit generated by operations not attributable to the company	(0.9)	(1.2)	—
Other	2.3	(2.3)	(0.7)

Income tax provision	$(12.9)	$(1.7)	$(4.7)

The benefit generated by operations not attributable to the Company is due to the fact that the operating results presented for (i)Structure include operating results of a division of Level 3. This division will ultimately become part of (i)Structure. The deferred tax attributes, consisting primarily of net operating losses, will remain with Level 3.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax assets as of December 31, 2004 and 2003 were as follows:

($ millions)	2004	2003
Deferred tax assets:
Asset bases—accumulated depreciation	$6.3	$4.0
Compensation and related benefits	5.4	5.7
Provision for estimated expenses or deferred revenue	7.6	10.7
Unutilized tax net operating losses	35.2	27.3
Other	0.3	0.6

Total deferred tax assets	54.8	48.5

Deferred tax liabilities:
Amortization of intangibles	4.8	3.6
Unrealized gain on foreign currency	2.2	1.7
Other	0.9	1.0

Total deferred tax liabilities	7.9	6.3

Net deferred tax assets before valuation allowance	46.9	42.2

Valuation allowance components:
Net deferred tax assets	(35.5)	(22.4)

Net deferred tax assets after valuation allowance	$11.4	$19.8

For income tax reporting purposes under the tax sharing arrangement with Level 3, the Company has approximately $70.6 million of allocated net operating loss carryforwards, net of previous carrybacks, available to offset future federal taxable income. The net operating losses were allocated in accordance with Treasury Regulation 1.1502-21(b)(2)(iv). The net operating loss carryforwards generally expire twenty years from the original year of the net operating loss and all net operating loss carryforwards will expire by 2024 and are subject to examination by the tax authorities.

As a result of this offering, the use of the Company’s net operating loss carryforwards may be limited by virtue of Section 382 of the Internal Revenue Code and similar state provisions, if the ownership of our common stock is treated as having shifted beyond statutorily established thresholds. If triggered, these limitations will prevent the Company from using, in a single year, the portion of our net operating losses, if any, that exceeds a cap specified in Section 382. Any limitation on the use of our net operating loss carryforwards may impact the Company’s net cash flow results.

Included in the net operating losses above, are approximately $27.7 million of net operating losses attributable to a former subsidiary of (i)Structure, LLC (other than Orygen). The results of operations and financial position of that subsidiary are not included in these financial statements. However, the subsidiary was considered a disregarded or pass through entity for income tax purposes, therefore (i)Structure is entitled to those net operating losses for income tax purposes. Level 3 contributed as capital on December 31, 2004, the estimated value of the net operating losses to Technology Spectrum. The $10.8 million value of the net operating losses was computed using a 39% effective tax rate.

Based on the Company’s historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2004. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

(14) Industry and geographic data

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. Operating segments are managed separately and represent strategic business units that offer different products and serve different markets. The Company conducts its global business through two reportable segments: Software Direct Marketing and IT Infrastructure management services.

Adjusted OIBDA, as defined by the Company, consists of income (loss) from operations before: (1) depreciation and amortization expense and (2) non-cash compensation expense included within selling, general and administrative expenses on the combined statements of operations. The Company excludes stock-based compensation due to its adoption of the expense recognition provisions of SFAS No. 123. Adjusted OIBDA is an important part of the Company’s internal reporting and is an indicator of profitability and operating performance used by the chief operating decision maker or decision making group, especially in evaluating performance. Adjusted OIBDA is not intended to represent net income or cash flow for the periods presented, is not calculated consistently with the commonly used metric “EBITDA” and is not recognized under generally accepted accounting principles but is used by management to assess segment results and allocate resources.

The information presented in the following tables includes information for the twelve months ended December 31, 2004, 2003 and 2002 for all statements of operations and cash flow information presented, and as of December 31, 2004 and 2003 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Industry and geographic segment financial information follows.

($ millions)	Software Direct Marketing	IT Infrastructure Management Services	Total
Year ended December 31, 2004
Revenue:
North America	$1,168.1	$74.2	$1,242.3
Europe	631.6	—	631.6
Asia	62.7	—	62.7

	$1,862.4	$74.2	$1,936.6

Adjusted OIBDA:
North America	$20.9	$15.1
Europe	10.3	—
Asia	1.5	—

	$32.7	$15.1

Gross capital expenditures:
North America	$0.3	$7.0	$7.3
Europe	—	—	—
Asia	—	—	—

	$0.3	$7.0	$7.3

Depreciation and amortization:
North America	$9.6	$11.0	$20.6
Europe	0.8	—	0.8
Asia	0.2	—	0.2

	$10.6	$11.0	$21.6

Year ended December 31, 2003
Revenue:
North America	$1,288.7	$76.9	$1,365.6
Europe	562.7	—	562.7
Asia	71.1	—	71.1

	$1,922.5	$76.9	$1,999.4

Adjusted OIBDA:
North America	$.3	$15.4
Europe	2.9	—
Asia	1.0	—

	$4.2	$15.4

Gross capital expenditures:
North America	$0.9	$9.8	$10.7
Europe	—	—	—
Asia	—	—	—

	$0.9	$9.8	$10.7

Depreciation and amortization:
North America	$12.5	$14.2	26.7
Europe	1.6	—	1.6
Asia	0.3	—	0.3

	$14.4	$14.2	$28.6

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

($ millions)	Software Direct Marketing	IT Infrastructure Management Services	Total
Year ended December 31, 2002
Revenue:
North America	$1,263.9	$80.0	$1,343.9
Europe	484.0	—	484.0
Asia	50.3	—	50.3

	$1,798.2	$80.0	$1,878.2

Adjusted OIBDA:
North America	$16.2	$17.7
Europe	6.0	—
Asia	1.0	—

	$23.2	$17.7

Gross capital expenditures:
North America	$2.7	$11.0	$13.7
Europe	—	—	—
Asia	—	—	—

	$2.7	$11.0	$13.7

Depreciation and amortization:
North America	$10.2	$15.8	$26.0
Europe	0.9	—	0.9
Asia	0.1	—	0.1

	$11.2	$15.8	$27.0

Identifiable assets December 31, 2004
North America	$594.6	$45.5	$640.1
Europe	218.5	—	218.5
Asia	22.8	—	22.8

	$835.9	$45.5	$881.4

December 31, 2003
North America	$635.3	$51.8	$687.1
Europe	165.2	—	165.2
Asia	21.8	—	21.8

	$822.3	$51.8	$874.1

Long-lived assets (excluding goodwill) December 31, 2004
North America	$60.4	$33.3	$93.7
Europe	1.3	—	1.3
Asia	1.0	—	1.0

	$62.7	$33.3	$96.0

December 31, 2003
North America	$68.0	$38.5	$106.5
Europe	1.3	—	1.3
Asia	1.3	—	1.3

	$70.6	$38.5	$109.1

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

($ millions)	Software Direct Marketing	IT Infrastructure Management Services	Total
Goodwill December 31, 2004
North America	$175.1	$—	$175.1
Europe	—	—	—
Asia	—	—	—

	$175.1	$—	$175.1

December 31, 2003
North America	$175.1	$—	$175.1
Europe	—	—	—
Asia	—	—	—

	$175.1	$—	$175.1

The following information provides a reconciliation of Net income (loss) to Adjusted OIBDA by operating segment, as defined by the Company, for the years ended December 31, 2004, 2003, and 2002:

($ millions)	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
2004
Net income (loss)	$12.7	$0.2	$(3.2)
Loss from discontinued operations	0.7	—	3.2
Income tax provision	12.9	—	—
Total other (income) expense	(5.1)	1.4	—

Operating income	21.1	1.6	—
Depreciation and amortization expense	10.6	11.0	—
Non-cash compensation expense	1.0	2.5	—

Adjusted OIBDA	$32.7	$15.1	$—

($ millions)	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
2003
Net income (loss)	$(22.7)	$(5.7)	$(7.4)
Loss from discontinued operations	6.6	—	7.4
Income tax provision	1.7	—	—
Total other expense	0.9	2.9	—

Operating loss	(13.5)	(2.8)	—
Depreciation and amortization expense	14.4	14.2	—
Non-cash compensation expense	3.3	3.9	—

Adjusted OIBDA	$4.2	$15.4	$—

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

($ in millions)	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
2002
Net income (loss)	$5.4	$(7.0)	$(2.6)
(Income) loss from discontinued operations	(2.1)	—	2.6
Income tax provision	4.7	—	—
Total other expense	3.4	4.1	—

Operating income (loss)	11.4	(2.9)	—
Depreciation and amortization expense	11.2	15.8	—
Non-cash compensation expense	0.6	4.8	—

Adjusted OIBDA	$23.2	$17.7	$—

(15) Commitments and contingencies

The Company and its subsidiaries are parties to various legal proceedings in the ordinary course of business. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect Technology Spectrum’s financial position or future results of operations, but could impact future cash flows.

Operating leases

The Company is leasing facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in the consumer price index and increases in the landlord’s management costs.

The Company has obligations under non-cancelable operating leases for certain facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2015. Rent expense under non-cancelable lease agreements was $4.5 million in 2004, $11.6 million in 2003 and $3.6 million in 2002.

Commitments

The IT infrastructure management services business has a software purchase agreement with a significant vendor under which the Company has annual purchase commitments for software through 2010. The 2005 purchase commitments were recorded as a liability and prepaid asset as of December 31, 2004.

Future minimum payments for the next five years under non-cancelable agreements consist of the following at December 31, 2004:

($ millions)	Operating Leases	Commitments	Total
2005	$6.0	$—	$6.0
2006	5.1	7.1	12.2
2007	4.0	5.4	9.4
2008	3.0	5.6	8.6
2009	3.1	5.9	9.0
Thereafter	26.5	6.1	32.6

Total	$47.7	$30.1	$77.8

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(16) Related party transactions

The Company sells business software to Level 3, and Level 3 sells communications services to (i)Structure’s IT infrastructure management services business. The Company’s sales to Level 3, included in revenue in the combined statements of operations, were $2.2 million, $2.9 million and zero for the years ended December 31, 2004, and 2003 and 2002, respectively. Communications services provided by Level 3 are included in cost of revenue on the combined statements of operations and were $0.9 million, $0.6 million and $0.4 for the years ended December 31, 2004, 2003 and 2002, respectively.

The combined statements of operations include expense allocations for certain corporate functions historically provided by Level 3 on behalf of the Company which are described as follows:

General corporate expenses:    Represents costs related to corporate functions such as accounting, treasury, tax, legal, executive oversight, human resources, real estate, information technology, risk management and other services. The allocation is based on the estimated cost of the services provided. These allocations are reflected in Selling, general and administrative in the Company’s combined statements of operations. The cost of services provided to the Company increased beginning in 2003 as a result of certain corporate functions of Software Spectrum being consolidated with those of Level 3’s communication business.

Employee benefits and incentives:    Represents benefit costs and other employee benefits and incentives. Benefits include 401(k) match and grant profit sharing, OSO awards and healthcare costs. Technology Spectrum participates in Level 3’s healthcare plan. Healthcare costs are captured separately for each of Level 3’s businesses. The actual costs incurred by (i)Structure for employees directly providing outsourcing services is included in cost of revenue in the Company’s combined statements of operations. Healthcare costs attributable to other employees of the Company are reflected in selling, general and administrative expenses in the combined statements of operations. Stock based compensation is allocated based on attribution to specific employees. Stock based compensation for employees directly providing outsourcing services is included in cost of revenue in the Company’s combined statements of operations. Stock based compensation attributable to other employees of Technology Spectrum is reflected in selling, general and administrative expenses in the combined statements of operations.

Interest expense:    Historically, Level 3 has provided financing to Technology Spectrum to fund its working capital obligations, including expense allocations through a working capital facility and intercompany loans. Interest on the working capital borrowings and other intercompany activity accrues at an annual interest rate of 10%. The Company contemplates that these intercompany loan arrangements will be modified prior to the consummation of the IPO.

The following table presents the expense allocations reflected in the Company’s combined financial statements:

($ millions)	2004	2003	2002
General Corporate Expenses	$7.4	$3.4	$0.4
Non-Cash Compensation Expense	3.5	7.2	5.4
Interest Expense	4.8	4.5	4.1

	$15.7	$15.1	$9.9

The Company considered these general corporate expenses and employee benefits and incentives allocations to be reasonable based on the utilization of services provided by Level 3. Although the Company

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

believes the charges from Level 3 for the corporate functions historically provided by Level 3 to the Company were based on actual costs incurred by Level 3, and which it believes are reasonable, it is unable to estimate the costs it would have incurred if it had been a stand-alone entity. As a result of the smaller scale following the consummation of the IPO, the Company may incur increased expenses for any medical claims coverage and risk management policies, such as directors’ and officers’ insurance. The Company’s interest expense as a stand-alone company may have been higher or lower than the amounts reflected in the combined statements of operations.

Level 3 primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Level 3 reflected as intercompany transactions in the due to affiliates balance in the Company’s combined balance sheets. The types of intercompany cash transactions between the Technology Spectrum and Level 3 include: (1) cash deposits from the Company’s businesses which are transferred to Level 3’s bank account on a regular basis; (2) cash borrowings from Level 3 used to fund operations, capital expenditures of or acquisitions by the Company; (3) cash borrowings from Level 3 for the payment of income taxes by the Company; and (4) payment to Level 3 for allocations of corporate expenses to the Company described above.

Technology Spectrum makes additional use of Level 3 guarantees primarily with respect to securing payment obligations with certain software publishers and suppliers. These Level 3 guarantees will terminate upon consummation of the IPO or will be terminated by Level 3 at or shortly after the IPO. Additionally, Level 3 has provided cash collateral for a letter of credit issued on behalf of the Company in the amount of $3.7 million at December 31, 2004. This activity has not been reflected in the combined financial statements of the Company. Subsequent to the completion of the IPO, the Company may be responsible for providing a replacement letter of credit totaling approximately $2.2 million. Also, as of December 31, 2004, Level 3 has placed in a restricted account $2.1 million of cash to collateralize certain Technology Spectrum bank accounts in Europe. Subsequent to the completion of the IPO, the Company does not expect to have to fund this restricted cash.

Level 3 has made contributions to the Company as a reduction of amounts due to Level 3 by the Company of $7.2 million, $3.3 million and $1.0 million in the years ended December 31, 2004, 2003 and 2002, respectively.

In conjunction with the IPO, the Company will enter into various agreements, including a tax sharing agreement, transition services agreement, and other related agreements which will govern the ongoing relationship between the Company and Level 3.

Transition services agreement

Prior to the offering, the Company will enter into a transition services agreement with Level 3, pursuant to which Level 3 will provide to the Company for a period up to 12 months certain support services, on an interim and transitional basis, including accounting, tax, cash management, insurance, human resources, information technology an other general and administrative functions.

Tax sharing agreement

Prior to the offering, the Company shared financial and administrative responsibilities with Level 3 for U.S. federal, state, local and foreign taxes for the periods during which the Company are affiliated. Prior to the completion of this offering, the Company intends to enter into a tax sharing agreement with Level 3 that will govern our continuing tax-sharing arrangements relating to pre-separation periods. This agreement will also allocate rights, obligations and responsibilities in connection with certain administrative matters relating to taxes. Under these arrangements, the Company will generally remain responsible for all taxes arising in pre-separation periods attributable to the Company. Level 3 generally will control both the return preparation and audits and contests relating to pre-separation periods and taxes for which the Company is responsible.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Registration Rights Agreement

Prior to the consummation of this offering, the Company will enter into a registration rights agreement with Level 3 Financing, pursuant to which the Company will be required, upon request of Level 3 Financing, to use commercially reasonable efforts to register under the applicable federal and state securities laws any of the shares of our common stock beneficially owned by Level 3 Financing. Level 3 Financing will also have the right to include the shares of the Company’s common stock it beneficially owns in other registrations of these equity securities we initiate. The registration rights agreement will contain indemnification and contribution provisions that are customary in transactions similar to those contemplated by this prospectus.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended March 31,
	2005		2004
($ in millions, except per share data)
Revenue:
Software direct marketing		$465.8	$473.2
IT infrastructure management services		17.5	22.3

Total revenue		483.3	495.5

Cost of revenue:
Software direct marketing		429.1	437.4
IT infrastructure management services		13.6	13.1

Total cost of revenue		442.7	450.5

Gross profit:
Software direct marketing		36.7	35.8
IT infrastructure management services		3.9	9.2

Total gross profit		40.6	45.0

Operating expenses:
Selling, general and administrative expenses		35.5	31.4
Depreciation expense		3.3	3.7
Amortization expense		1.9	1.9
Restructuring charges		—	2.3

Operating income (loss)		(0.1)	5.7

Other income (expense):
Interest expense, net		(0.2)	(0.4)
Interest expense affiliates, net		(0.2)	(1.8)
Other, net		0.3	1.2

Total other expense		(0.1)	(1.0)

Income (loss) from continuing operations before income taxes		(0.2)	4.7

Income tax expense		(0.3)	(0.7)

Income (loss) from continuing operations		(0.5)	4.0

Loss from discontinued operations		(0.9)	(1.1)

Net income (loss)		$(1.4)	$2.9

Pro forma earnings (loss) per share for Technology Spectrum, Inc. common stock:
Basic:
Income from continuing operations	$
Loss from discontinued operations	$
Net income	$
Diluted:
Income from continuing operations	$
Loss from discontinued operations	$
Net income	$

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS

(unaudited)

	March 31, 2005	December 31, 2004
($ millions)
Assets
Current Assets:
Cash and cash equivalents	$70.7	$105.5
Trade receivables	302.7	411.4
Deferred costs	24.2	65.3
Deferred income taxes	9.0	9.1
Other	23.0	16.7

Total current assets	429.6	608.0

Net property, plant and equipment	35.7	37.3
Other intangibles	53.3	55.1
Goodwill	169.5	175.1
Deferred income taxes	2.3	2.3
Other assets, net	3.3	3.6

	$693.7	$881.4

Liabilities and Business Equity
Current liabilities:
Accounts payable	$281.7	$428.2
Accrued payroll and employee benefits	16.1	18.5
Deferred revenue	29.5	62.4
Due to affiliates, net	70.1	56.7
Income taxes payable	9.7	14.2
Other	29.4	43.2

Total current liabilities	436.5	623.2

Other liabilities	4.6	5.4

Commitments and contingencies

Business equity:
Owner’s net investment	252.9	250.5
Accumulated other comprehensive income (loss)	(0.3)	2.3

Total business equity	252.6	252.8

.	$693.7	$881.4

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31,

($ millions)	2005	2004
Cash flows from operations:
Net loss	$(1.4)	$2.9
Loss from discontinued operations	0.9	1.1

Income from continuing operations	(0.5)	4.0
Adjustments to reconcile income from continuing operations to net cash used in continuing operations:
Depreciation and amortization	5.2	5.6
Non-cash compensation expense attributable to stock awards	1.2	0.3
Deferred revenue	(33.1)	(36.4)
Change in working capital items:
Receivables	101.1	129.0
Other current assets	34.5	26.3
Payables	(140.5)	(143.4)
Other liabilities	(10.7)	(0.7)
Other .	0.5	(1.4)

Net cash used in continuing operations	(42.3)	(16.7)
Cash flows from investing activities:
Capital expenditures, net	(1.6)	(0.8)
Proceeds from sale of property, plant and equipment, and other assets	—	0.9

Net cash provided by (used in) investing activities	(1.6)	0.1
Cash flows from financing activities:
Payments on long-term debt, including current portion	(0.2)	(0.2)
Borrowings from affiliate	92.7	228.3
Repayments of borrowings from affiliate	(80.4)	(223.6)

Net cash provided by financing activities	12.1	4.5
Net cash used in discontinued operations	(1.4)	(1.6)
Effect of exchange rates on cash and cash equivalents	(1.6)	0.1

Net change in cash and cash equivalents	(34.8)	(13.6)
Cash and cash equivalents at beginning of period	105.5	51.9

Cash and cash equivalents at end of period	$70.7	$38.3

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENT OF CHANGES IN BUSINESS EQUITY

For the three months ended March 31, 2005

(unaudited)

($ millions)	Owner’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2004	$250.5	$2.3	$252.8

Net loss	(1.4)	—	(1.4)
Non-cash compensation expense	3.8	—	3.8
Net foreign currency translation adjustments	—	(2.6)	(2.6)

Balances at March 31, 2005	$252.9	$(0.3)	$252.6

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

	Three months ended March 31,

($ millions)	2005	2004
Net income (loss)	$(1.4)	$2.9
Other comprehensive income (loss):
Foreign currency translation loss, net of taxes	(2.6)	(0.6)

Other comprehensive loss, net of tax	(2.6)	(0.6)

Comprehensive income (loss)	$(4.0)	$2.3

See accompanying notes to combined financial statements.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

(1) Proposed transaction

Technology Spectrum, Inc. (“Technology Spectrum” or the “Company”), is a wholly-owned subsidiary of Level 3 Communications, Inc. (“Level 3”). Software Spectrum, Inc. (“Software Spectrum”) is a wholly-owned subsidiary of Technology Spectrum and is engaged in the software direct marketing business. Level 3 intends to contribute its ownership in (i)Structure, LLC (“(i)Structure”) and Orygen, LLC (“Orygen”), indirect wholly-owned subsidiaries of Level 3, to Technology Spectrum prior to the initial public offering (“IPO”) of Technology Spectrum. These transfers have not been completed to date. (i)Structure is engaged in the IT infrastructure management services business. Orygen provided systems integration services prior to 2003. Software Spectrum, (i)Structure and Orygen comprise Technology Spectrum.

Technology Spectrum was incorporated in Delaware as a wholly-owned subsidiary of Level 3. As of             ,                  shares of Technology Spectrum’s common stock, par value $         per share, were authorized, issued and outstanding. Prior to the completion of the initial public offering, there will be a recapitalization of Technology Spectrum, the extent of which has not yet been determined.

(2) Summary of significant accounting policies

Basis of presentation

The combined financial statements of the Company have been prepared from the consolidated financial statements and accounting records of Technology Spectrum, Inc. and its wholly-owned subsidiary, Software Spectrum, and Level 3, principally representing the software direct marketing business of Software Spectrum, the IT infrastructure management services business of (i)Structure, and the systems integration business of Orygen treated as a discontinued operation throughout this presentation, using the historical results of operations, and historical basis of assets and liabilities of these businesses. Corporate Software, Inc. and Software Spectrum were acquired on March 13, 2002 and June 18, 2002, respectively. The accompanying combined financial statements include operations from the dates of their respective acquisitions. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Level 3’s net investment in Technology Spectrum is shown as business equity in lieu of stockholder’s equity in the combined financial statements. Transactions between Technology Spectrum and the other Level 3 entities have been identified in the combined statements as transactions between related parties.

The accompanying condensed combined financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and March 31, 2004 are unaudited, with the December 31, 2004 amounts included herein derived from the audited combined financial statements. In the opinion of management, these unaudited combined financial statements include all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of March 31, 2005, and for all periods presented.

These combined financial statements should be read in conjunction with the combined financial statements and notes thereto as of December 31, 2004 and for each of the three years in the period then ended. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the operating results to be expected for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Advertising, marketing and promotional costs

Software Spectrum typically receives marketing funds from major software publishers and works closely with publisher personnel on various marketing and selling matters such as the introduction of new products, programs and related service opportunities. The Company expenses marketing and advertising costs as they are incurred and offsets marketing and advertising costs when marketing funds are received from software publishers. Advertising expense or income is included as a component of selling, general and administrative expenses in the accompanying combined statements of operations. The Company incurred advertising expenses, net of funds received from software publishers of less than $0.1 million for the three months ended March 31, 2005 and 2004.

(3) Discontinued operations

In June 2003, Software Spectrum announced that it was exiting the contact services business in order to concentrate on the software direct marketing business. In conjunction with this decision, on June 18, 2003, Software Spectrum sold substantially all of the contact services business. The Company continues to incur costs for facilities used in the contact services business that are no longer being utilized and that were not included in the sale of the contact services business. These costs were less than $0.1 million for the three months ended March 31, 2005 and 2004.

In 2003, the Company determined that it would no longer provide systems integration services through its Orygen, LLC subsidiary, in order to concentrate on its IT infrastructure management business.

The following is the summarized results of operations of the systems integration business for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,
	2005	2004
($ millions)
Revenue	$—	$—
Costs and expenses:
Cost of revenue	—	—
Selling, general and administrative	—	0.3
Depreciation and amortization	—	—

Total costs and expenses	—	0.3

Income from operations	—	(0.3)
Other loss	(0.9)	(0.8)

Loss from discontinued operations	(0.9)	(1.1)

Income tax benefit	—	—

Net loss from discontinued operations	$(0.9)	$(1.1)

(4) Restructuring charges

In 2004, the Company recognized approximately $3.3 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum announced in 2003. No restructuring charges were recognized in the three month period ended March 31, 2005. In total, the Company paid approximately

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

$6.0 million of costs during 2004, including $3.8 million for employee-related matters and $2.2 million in facilities related costs, consisting primarily of lease obligations, associated with 2003 and 2004 integration and restructuring actions. The Company paid $0.6 million of lease obligations in the three month period ended March 31, 2005.

A summary of the restructuring charges and related activity follows:

	Severance and Related		Facilities Related Amount
	Number of Employees	Amount
($ millions)
Balance December 31, 2003	49	$2.0	$3.4
2004 Charges	—	1.8	1.5
2004 Payments	(49)	(3.8)	(2.2)

Balance December 31, 2004	—	$—	2.7

2005 Payments			(0.6)

Balance March 31, 2005			$2.1

Lease termination obligations of $2.1 million are expected to be paid over the terms of the impaired leases, which extend to 2006, if Technology Spectrum is unable to negotiate a buyout of the impaired leases under terms considered to be favorable by the Company.

(5) Pro forma income (loss) per share

Prior to the completion of the IPO, Technology Spectrum anticipates that it will have approximately                      million shares of common stock outstanding. The Company has presented pro forma basic and diluted income (loss) per share amounts for the three months ended March 31, 2005 and March 31, 2004, as if the recapitalization described above had occurred on January 1, 2004. The Company calculated its pro forma earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic income per share is computed based on the weighted-average number of common shares outstanding during the period. Pro forma diluted earnings per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of stock options and other stock based compensation awards.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following details the income (loss) per share calculations for the Company’s common stock:

	Three Months Ended March 31, 2005
($ millions, except per share data)	Income (loss)	Weighted Average Shares Outstanding (in thousands)	Pro forma Per-Share Amount
Pro forma basic earnings per share:
Loss from continuing operations before income taxes	$(0.2)		$0
Loss from discontinued operations	(0.9)		0
Income tax expense	(0.3)		0

Net loss	$(1.4)		$0

Effect of dilutive securities:
Options and warrants
Other stock based awards

Pro forma diluted earnings per share:
Loss from continuing operations before income taxes	$(0.2)		$0
Loss from discontinued operations	(0.9)		0
Income tax expense	(0.3)		0

Net loss	$(1.4)		$0

	Three Months Ended March 31, 2004
($ millions, except per share data)	Income (loss)	Weighted Average Shares Outstanding (in thousands)	Pro forma Per-Share Amount
Pro forma basic earnings per share:
Income from continuing operations before income taxes	$4.7		$0
Loss from discontinued operations	(1.1)		0
Income tax expense	(0.7)		0

Net income	$2.9		$0

Effect of dilutive securities:
Options and warrants
Other stock based awards

Pro forma diluted earnings per share:
Income from continuing operations before income taxes	$4.7		$0
Loss from discontinued operations	(1.1)		0
Income tax expense	(0.7)		0

Net income	$2.9		$0

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(6)	Receivables

Trade receivables at March 31, 2005 and December 31, 2004 were as follows:

	Software Direct Marketing	IT Infrastructure Management Services	Total
($ millions)
March 31, 2005
Accounts receivable:
Services and software sales	$304.1	$4.9	$309.0
Allowance for doubtful accounts	(6.1)	(0.2)	(6.3)

Total	$298.0	$4.7	$302.7

December 31, 2004
Accounts receivable:
Services and software sales	$414.0	$3.7	$417.7
Allowance for doubtful accounts	(6.1)	(0.2)	(6.3)

Total	$407.9	$3.5	$411.4

The Company recognized bad debt expense in selling, general and administrative expenses of $1.0 million and $1.4 million for the three months ended March 31, 2005 and 2004, respectively. The Company decreased accounts receivable and allowance for doubtful accounts by approximately $1.0 million and $0.8 million for the periods ended March 31, 2005 and 2004, respectively, for previously reserved amounts the Company deemed as uncollectible.

(7) Goodwill and intangibles, net

At March 31, 2005 and December 31, 2004 identifiable intangible assets subject to amortization were as follows:

	Cost	Accumulated Amortization	Book Value
($ millions)
Customer relationships
March 31, 2005	$74.7	$(21.4)	$53.3

December 31, 2004	$74.7	$(19.6)	$55.1

Intangible asset amortization expense was $1.8 million for both the three months ended March 31, 2005 and 2004.

The amortization expense related to intangible assets currently recorded on the Company’s books is estimated to be $7.5 million for each of the five succeeding years.

During the first quarter of 2005, the Company determined that $5.6 million of accrued income taxes related to income tax exposures recorded in the original purchase price allocation for the 2002 acquisitions of

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

CorpSoft, Inc. and Software Spectrum, Inc. were no longer due to the expiration of the related statute. As a result, the Company reduced the goodwill attributable to the acquisitions by $5.6 million in the quarter ended March 31, 2005.

Goodwill is assessed at least annually for impairment in accordance with SFAS No. 142, beginning with the first anniversary of the acquisition and December 31 of each year thereafter. As of March 31, 2005, the Company has not recorded impairment expenses for the goodwill or intangible assets identified in the previous table.

(8) Stock-based awards

The Company recognized on the consolidated condensed statement of operations a total of $1.2 million and $0.3 million of non-cash compensation expense for the three months ended March 31, 2005 and 2004, respectively.

The following table summarizes non-cash compensation expense for the three months ended March 31, 2005 and 2004.

	2005	2004
($ millions)
OSO	$0.6	$0.3
Shareworks match plan	—	0.1
Shareworks/401(k) grant plans	—	(0.6)
401(k) match expense	0.6	0.5

	$1.2	$0.3

Outperform Stock Option Plan

Eligible employees of Technology Spectrum participate in the Level 3 outperform stock option (“OSO”) program that was designed so that Level 3’s stockholders would receive a market return on their investment before OSO holders receive any return on their options. Participants in the OSO program do not realize any value from awards unless Level 3’s common stock price outperforms the Standard & Poor’s® (“S&P”) 500 Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500 Index (or less than the corresponding loss on the S&P Index), the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which Level 3’s common stock outperforms the S&P 500 Index. To the extent that Level 3’s common stock outperforms the S&P 500 Index, the value of OSOs to a holder may exceed the value of nonqualified stock options.

OSO awards were made quarterly to eligible participants on the date of the grant. Level 3 temporarily suspended awards of OSO in April 2005. To replace the OSOs, Level 3 awarded restricted stock units to participants of the plan beginning in the second quarter of 2005. The restricted stock units will vest 50% one year from the award date with the remaining units vesting two years from the award date. Level 3 expects the number of quarterly restricted stock units awarded to be approximately 150% of the quarterly OSOs awarded in the prior quarter. The value of the restricted units will be based on the price of Level 3’s common stock the day prior to the award and will be recorded to expense over the vesting period.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The fair value of the OSOs granted during and subsequent to 2002 were calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company uses a modified Black-Scholes model due to the additional variables required to calculate the success multiplier of the OSO program.

The fair value under SFAS No. 123 for OSOs awarded to participants during the quarter ended March 31, 2005 was determined using a modified Black-Scholes valuation model with a S&P 500 volatility rate of 13% over the term, a Level 3 common stock volatility rate of 55%, an expected correlation factor of 30% and a S&P 500 dividend yield of 1.99%, which resulted in a decrease in the theoretical value per option to 116% of the stock price on the date of grant, from 120% in 2004.

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the day prior to the grant date.

The Company is currently evaluating its long-term compensation program and expects to have a new program in place during the third quarter of 2005.

401(k) Plan

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings not to exceed $14,000 in 2005. (i)Structure matches 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits. Employees of Software Spectrum are eligible to receive matching contributions of $.50 for every dollar contributed up to 6% of eligible earnings. The Company’s matching contribution is made with Level 3 common stock based on the closing stock price on each pay date. Employees are able to diversify the Company’s matching contribution as soon as it is made, even if they are not fully vested. The Company’s matching contributions will be fully vested upon completion of three years of service. The Company made matching contributions of $0.6 million and $0.5 million for the three months ended March 31, 2005 and 2004, respectively, which were recorded as selling, general and administrative expenses.

The Company made a discretionary contribution to the 401(k) Plan in Level 3 common stock as of December 31, 2004, equal to 2% of eligible employees’ 2004 eligible earnings. The deposit was made into the employees’ 401(k) accounts during the first quarter of 2005. Software Spectrum and (i)Structure employees received a discretionary contribution to the 401(k) plans in Level 3 as of December 31, 2003, equal to 3% of eligible employees’ earnings. The benefit recognized in the first quarter of 2004 for the Shareworks/401(k) grant plans resulted from the over accrual of the estimated cost of the 2003 discretionary grant.

(9) Industry and segment data

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. Operating segments are managed separately and

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

represent strategic business units that offer different products and serve different markets. The Company conducts its global business through two reportable segments: Software Direct Marketing and IT Infrastructure management services.

Adjusted OIBDA, as defined by the Company, consists of income (loss) from operations before: (1) depreciation and amortization expense and (2) non-cash compensation expense included within selling, general and administrative expenses on the combined statements of operations. The Company excludes stock-based compensation due to its adoption of the expense recognition provisions of SFAS No. 123. Adjusted OIBDA is an important part of the Company’s internal reporting and is an indicator of profitability and operating performance used by the chief operating decision maker or decision making group, especially in evaluating performance. Adjusted OIBDA is not intended to represent net income or cash flow for the periods presented, is not calculated consistently with the commonly used metric “EBITDA” and is not recognized under generally accepted accounting principles but is used by management to assess segment results and allocate resources.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The information presented in the following tables includes information for the three months ended March 31, 2005 and 2004 for all statements of operations and cash flow information presented, and as of March 31, 2005 and December 31, 2004 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

	Software Direct Marketing	IT Infrastructure Management Services	Total
($ millions)
Three Months Ended March 31, 2005
Revenue:
North America	$285.8	$17.5	$303.3
Europe	166.4	—	166.4
Asia	13.6	—	13.6

	$465.8	$17.5	$483.3

Adjusted OIBDA:
North America	$1.3	$1.8
Europe	2.8	—
Asia	0.4	—

	$4.5	$1.8

Gross capital expenditures:
North America	$0.7	$0.9	$1.6
Europe	—	—	—
Asia	—	—	—

	$0.7	$0.9	$1.6

Depreciation and amortization:
North America	$2.8	$2.2	$5.0
Europe	0.1	—	0.1
Asia	0.1	—	0.1

	$3.0	$2.2	$5.2

Three Months Ended March 31, 2004
Revenue:
North America	$292.9	$22.3	$315.2
Europe	169.0	—	169.0
Asia	11.3	—	11.3

	$473.2	$22.3	$495.5

Adjusted OIBDA:
North America	$2.6	$7.4
Europe	1.8	—
Asia	(0.2)	—

	$4.2	$7.4

Gross capital expenditures:
North America	$0.2	$0.6	$0.8
Europe	—	—	—
Asia	—	—	—

	$0.2	$0.6	$0.8

Depreciation and amortization:
North America	$2.5	$2.8	5.3
Europe	0.2	—	0.2
Asia	0.1	—	0.1

	$2.8	$2.8	$5.6

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	Software Direct Marketing	IT Infrastructure Management Services	Total
($ millions)
Identifiable assets
March 31, 2005
North America	$478.7	$44.5	$523.2
Europe	157.4	—	157.4
Asia	13.1	—	13.1

	$649.2	$44.5	$693.7

December 31, 2004
North America	$594.6	$45.5	$640.1
Europe	218.5	—	218.5
Asia	22.8	—	22.8

	$835.9	$45.5	$881.4

Long-lived assets (excluding goodwill)
March 31, 2005
North America	$57.6	$32.0	$89.6
Europe	1.6	—	1.6
Asia	1.0	—	1.0

	$60.2	$32.0	$92.2

December 31, 2004
North America	$60.4	$33.3	$93.7
Europe	1.3	—	1.3
Asia	1.0	—	1.0

	$62.7	$33.3	$96.0

	Software Direct Marketing	IT Infrastructure Management Services	Total
($ millions)
Goodwill
March 31, 2005
North America	$169.5	$—	$169.5
Europe	—	—	—
Asia	—	—	—

	$169.5	$—	$169.5

December 31, 2004
North America	$175.1	$—	$175.1
Europe	—	—	—
Asia	—	—	—

	$175.1	$—	$175.1

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following information provides a reconciliation of net income (loss) to Adjusted OIBDA by operating segment, as defined by the Company, for the three months ended March 31, 2005 and 2004:

	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
($ millions)
Three months ended March 31, 2005
Net income (loss)	$0.2	$(0.7)	$(0.9)
Loss from discontinued operations	—	—	0.9
Income tax provision	0.3	—	—
Total other (income) expense	0.4	(0.3)	—

Operating income (loss)	0.9	(1.0)	—
Depreciation and amortization expense	3.0	2.2	—
Non-cash compensation expense	0.6	0.6	—

Adjusted OIBDA	$4.5	$1.8	$—

	Software Direct Marketing	IT Infrastructure Management Services	Discontinued Orygen Operations
($ millions)
Three months ended March 31, 2004
Net income (loss)	$0.6	$3.4	$(1.1)
Loss from discontinued operations	—	—	1.1
Income tax provision	0.7	—	—
Total other expense	0.3	0.7	—

Operating income	1.6	4.1	—
Depreciation and amortization expense	2.8	2.8	—
Non-cash compensation expense	(0.2)	0.5	—

Adjusted OIBDA	$4.2	$7.4	$—

(10) Related party transactions

The Company sells business software to Level 3, and Level 3 provides communications services to (i)Structure’s IT infrastructure management services business. The Company’s sales to Level 3, included in revenue in the combined statements of operations, were $0.1 million and $1.7 million for the three months ended March 31, 2005 and 2004, respectively. Communications services provided by Level 3 are included in cost of revenue on the combined statements of operations and were $0.3 million and $0.2 for the three months ended March 31, 2005 and 2004, respectively.

The combined statements of operations include expense allocations for certain corporate functions historically provided by Level 3 on behalf of the Company which include general corporate expenses, employee benefits and incentives, and interest expense.

TECHNOLOGY SPECTRUM, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following table presents the expense allocations reflected in the Company’s combined statements of operations for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,
	2005	2004
($ millions)
General Corporate Expenses	$1.9	$1.5
Non-Cash Compensation Expense	1.2	0.3
Interest Expense	0.2	1.8

In conjunction with the IPO, the Company will enter into various agreements, including a transition services agreement and other related agreements which will govern the ongoing relationship between the Company and Level 3.

(11) Other matters

The Company and its subsidiaries are parties to legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company’s financial condition or future results of operations, but could impact future cash flows.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Technology Spectrum, Inc. in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Application fee.

SEC Registration Fee	$13,535.50
NASD Filing Fee	$12,000.00
Nasdaq National Market Application Fee	$5,000.00
Nasdaq National Market Listing Fee	*
Federal Taxes	*
State Taxes	*
Transfer Agent and Registrar Fees	*
Accounting Fees and Expenses	*
Printing Fees	*
Legal Fees and Expenses	*
Miscellaneous	*
TOTAL	$30,535.50

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to Technology Spectrum, Inc.

Our amended and restated certificate of incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits.

See the Exhibit Index attached to this registration statement which is incorporated by reference herein.

(B) Financial Statement Schedule.

None.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Plano, Texas on this 22nd day of June, 2005.

Technology Spectrum, Inc.

By:	/s/ KEITH R. COOGAN
Keith R. Coogan Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KEITH R. COOGAN Keith R. Coogan	Chief Executive Officer, President and Director (Principal Executive Officer)	June 22, 2005

* David M. Roshak	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 22, 2005

* Janet G. Keckeisen	Controller (Principal Accounting Officer)	June 22, 2005

* Charles C. Miller, III	Director	June 22, 2005

* James Q. Crowe	Director	June 22, 2005

* Thomas Stortz	Director	June 22, 2005

* Michael D. Jones	Director	June 22, 2005

*By:	/s/ KEITH R. COOGAN	June 22, 2005
Keith R. Coogan Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of Technology Spectrum, Inc.

3.2*	Amended and Restated Bylaws of Technology Spectrum, Inc.

4.1*	Specimen of Certificate of Common Stock, $.01 par value, of Technology Spectrum, Inc.

5.1*	Opinion of Willkie Farr & Gallagher LLP

10.1(a)*	Microsoft Channel Agreement, dated July 1, 2004, by and among Microsoft Corporation, Microsoft Licensing, GP and Software Spectrum, Inc.

10.1(b)*	Amendment No. 1 to Microsoft Channel Agreement, dated July 1, 2004, by and among Microsoft Corporation, Microsoft Licensing, GP and Software Spectrum, Inc.

10.1(c)*	Amendment No. 2 to Microsoft Channel Agreement, dated July 1, 2004, by and among Microsoft Corporation, Microsoft Licensing, GP and Software Spectrum, Inc.

10.1(d)*	Large Account Reseller Authorization under Microsoft Channel Agreement, dated July 21, 2004

10.1(e)*	Amendment No. 1 to Large Account Reseller Authorization under Microsoft Channel Agreement, dated July 21, 2004

10.1(f)*	Amendment No. 2 to Large Account Reseller Authorization under Microsoft Channel Agreement, dated March 28, 2005

10.1(g)*	Authorized Direct Reseller for Open License Value Authorization under Microsoft Channel Agreement, dated July 21, 2004

10.1(h)*	Amendment No. 1 to Authorized Direct Reseller for Open License Value Authorization under Microsoft Channel Agreement, dated July 21, 2004

10.2(a)**†	Microsoft Enterprise Software Advisor Agreement, effective July 1, 2004, between Microsoft Licensing, GP and Software Spectrum, Inc.

10.2(b)**	Amendment No. 1 to Microsoft Enterprise Software Advisor Agreement, effective July 1, 2004, between Microsoft Licensing, GP and Software Spectrum, Inc.

10.3(a)*	Microsoft EMEA Large Account Reseller Agreement, effective January 1, 2005, between Software Spectrum GmbH and Microsoft Ireland Operations Limited

10.3(b)*	Amendment No. 1 to Microsoft EMEA Large Account Reseller Agreement, dated February 28, 2005, between Software Spectrum GmbH and Microsoft Ireland Operations Limited

10.4(a)**†	Microsoft EMEA Enterprise Software Advisor Agreement, effective January 1, 2005, between Software Spectrum GmbH and Microsoft Ireland Operations Limited

10.4(b)**	Amendment No. 1 to Microsoft EMEA Enterprise Software Advisor Agreement, dated February 21, 2005, between Software Spectrum GmbH and Microsoft Ireland Operations Limited

10.5*	Lease Agreement, dated January 14, 2005, by and between TR Plano Parkway Partners, L.P. and Software Spectrum, Inc.

10.6*	Form of Stock Incentive Plan of Technology Spectrum, Inc.

10.7*	Software Spectrum, Inc. Executive Severance Policy, effective as of June 14, 2005, with the schedule of offices covered thereby.

10.8*	Form of Transition Services Agreement, by and between Level 3 Communications, Inc. and Technology Spectrum, Inc.

10.9*	Form of Tax Sharing Agreement, by and between Level 3 Communications, Inc. and Technology Spectrum, Inc.

Exhibit No.	Description

10.10*	Form of Registration Rights Agreement, by and between Level 3 Communications, Inc. and Technology Spectrum, Inc.

10.11**†	Mainframe Capacity Based License Addendum To Order Form Between (i)Structure, LLC (formerly known as PKS Information Services, Inc.) and Computer Associates International, Inc., effective as of June 30, 2000, as amended by Amendment Number 1 to the Agreement, effective June 30, 2000, Amendment Number 2 to the Agreement, effective June 30, 2000, Amendment Number 3 to the Agreement, effective August 29, 2001, Amendment Number 4 to the Agreement, effective August 29, 2001, Amendment Number 5 to the Agreement, effective June 30, 2000, Amendment Number 6 to the Agreement, effective July 1, 2003, Amendment Number 7 to the Agreement, effective September 30, 2003, and Amendment Number 8, effective December 30, 2003.

10.12*	Special Retention Bonus Agreement, dated May 19, 2004, by and between Software Spectrum, Inc. and Keith R. Coogan

10.13*	Confidentiality and Non-Solicitation Agreement, effective January 17, 2002, between Software Spectrum, Inc. and Janet Keckeisen

10.14*	Confidentiality and Non-Solicitation Agreement, effective February 5, 2002, between Software Spectrum, Inc. and Roger King

10.15*	Confidentiality and Non-Solicitation Agreement, effective December 4, 2001, between Software Spectrum, Inc. and Rebecca E.G. Tankersley

10.16*	Employee Confidentiality and Intellectual Property Agreement, dated May 1, 1998, by and between Michael D. Jones and Level 3 Communications, Inc.

10.17*	Employee Confidentiality and Intellectual Property Agreement, dated February 11, 2004, by and between David R. Roshak and Level 3 Communications, Inc.

10.18(a)*	ASU Research Park Lease, dated December 17, 1997, between Price-Elliot Research Park, Inc. and PKS Information Services, Inc.

10.18(b)*	First Amendment to ASU Research Park Lease and Consent, dated January 28, 2003, between Price-Elliot Research Park, Inc. and (i)Structure, Inc. (as permitted assignee of PKS Information Services, Inc.)

10.18(c)*	Landlord’s Consent and Release, dated October 12, 2004, by Price-Elliot Research Park, Inc.

10.18(d)*	Assignment and Assumption Agreement, dated October 12, 2004, by and between Level 3 Financing, Inc. and (i)Structure, LLC

10.19(a)	Level 3 Communications, Inc. 1995 Stock Plan, as amended and restated as of April 1, 1998 (incorporated herein by reference from the Level 3 Communications, Inc. Registration Statement on Form S-8, Registration No. 333-52697)

10.19(b)*	Level 3 Communications, Inc. Outperform Stock Option Amended and Restated Master Award Agreement

21*	Subsidiaries of Technology Spectrum, Inc.

23(a)	Consent of KPMG, Independent Accountants

23(b)*	Consent of Willkie Farr & Gallagher LLP (reference is hereby made to Exhibit 5.1)

24**	Power of Attorney (included on the signature pages)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.